Exhibit 99.1

Management Proxy Circular

Notice of Annual Meeting of Shareholders

April 24, 2014

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of CIBC (the “meeting”) will be held in the Grand Salon at Fairmont The Queen Elizabeth, Montreal, Quebec, on Thursday, April 24, 2014, at 10:00 a.m. (Eastern Daylight Time) for the following purposes:

1.	to receive the financial statements for the year ended October 31, 2013 and the auditors’ report on the statements;

2.	to elect directors;

3.	to appoint auditors;

4.	to consider an advisory resolution on executive compensation approach;

5.	to consider shareholder proposals attached as Schedule A to CIBC’s fiscal 2013 Management Proxy Circular; and

6.	to transact other business properly brought before the meeting.

February 27, 2014

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary

and Associate General Counsel

Your vote is important

If you are unable to attend the meeting in person, please complete and return the enclosed proxy form in the envelope provided or mail it to CIBC’s transfer agent, CST Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, or send it by fax to 416 368-2502 or 1 866 781-3111 so that it arrives by 10:00 a.m. (Eastern Daylight Time) on April 23, 2014.

Outstanding common shares at record date

On February 24, 2014 (the date for determining shareholders entitled to receive notice of the meeting), the number of outstanding common shares was 398,144,759.

Questions

Shareholders with questions about items being voted on at the meeting may contact CST Trust Company, CIBC’s transfer agent, in Toronto at 416 682-3860 or toll free in Canada and the United States at 1 800 387-0825.

Special arrangements for meeting attendance

Shareholders who are planning to attend the meeting and who require special arrangements for hearing or access are asked to contact CIBC Corporate Secretary’s Division by mail to 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com.

February 27, 2014

Dear Shareholders,

We invite you to attend CIBC’s Annual Meeting of Shareholders to be held in the Grand Salon at Fairmont The Queen Elizabeth, Montreal, Quebec, on Thursday, April 24, 2014, at 10:00 a.m. (Eastern Daylight Time).

At the meeting, you will have the opportunity to hear about CIBC’s 2013 performance and management’s plans going forward. You will also be able to meet and ask questions of the Board of Directors and management.

This Management Proxy Circular describes the business to be conducted at the meeting and provides information on executive compensation and CIBC’s governance.

Your vote is important. You may exercise your vote in person at the meeting or by completing and returning your proxy form. Details about voting are on pages 1 and 2 of this Circular.

We hope you will join us. For your convenience, our meeting will be webcast with live coverage at www.cibc.com. A recorded version of the meeting will be available on our website until the next annual meeting of shareholders. For more information, please see CIBC’s 2013 Annual Report, quarterly financial reports and other corporate information, also available on our website.

With regards,

Charles Sirois Chair of the Board	Gerald T. McCaughey President and Chief Executive Officer

Annual meeting location Fairmont The Queen Elizabeth Grand Salon 900 Rene Levesque Blvd. W Montreal, Quebec H3B 4A5

Live webcast

www.cibc.com

MANAGEMENT PROXY CIRCULAR

All information in this Circular is as of February 17, 2014, and all dollar figures are in Canadian currency, unless indicated otherwise.

1	Voting Information

3	Business of the Meeting

3	Financial Statements

3	Election of Directors

3	Appointment of Auditors

4	Advisory Resolution on Executive Compensation Approach

4	Shareholder Proposals

16	Board Committee Reports

22	Director Compensation

25	Executive Compensation Letter to Shareholders

28	Compensation Discussion and Analysis

28	Our Compensation Philosophy

28	Our Practices

29	Compensation Governance

30	Compensation Framework

35	2013 Business Performance

37	2013 Individual Performance and Compensation

43	Compensation Disclosure

58	Non-GAAP Measures

59	Other Information

59	Indebtedness of Directors and Executive Officers

59	Directors and Officers Liability Insurance

59	Indemnification

60	Availability of Information

60	Minutes of Meeting and Voting Results

60	Contacting CIBC’s Board of Directors

Schedule A – Shareholder Proposals

Schedule B –	Governance Letter to Shareholders

–	Statement of Corporate Governance Practices

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Compensation Discussion and Analysis” of this Management Proxy Circular and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2014 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; losses incurred as a result of internal or external fraud; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Management Proxy Circular or in other communications except as required by law.

Voting Information

At the Annual Meeting of Shareholders (the “meeting”), shareholders are voting on:

•	the election of directors;

•	the appointment of auditors;

•	an advisory resolution on executive compensation approach; and

•	shareholder proposals.

Unless otherwise noted, a simple majority (more than 50%) of the votes cast at the meeting, in person or by proxy, will decide any matter submitted to a vote.

Who can vote

Except as explained below under “Voting restrictions”, each shareholder is entitled to one vote for each common share he or she owns on February 24, 2014.

On February 24, 2014 there were 398,144,759 common shares of CIBC outstanding. Subject to certain Bank Act (Canada) restrictions, these shares are eligible to vote at the meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

Voting restrictions

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or a province; the government of a foreign country or any political subdivision of a foreign country; any agencies of these entities; or a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes on any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

How to vote – registered shareholders

Registered shareholders hold shares that are registered directly in their name. If you are a registered shareholder, you may vote by proxy, in person at the meeting or by appointing another person, your proxyholder, to vote for you as explained below under “Voting by proxy”. You will find a proxy form in this package.

Voting in person – To vote your shares in person at the meeting, do not complete or return the proxy form as your vote will be taken at the meeting. When you arrive at the meeting, please check in at the registration desk.

Voting by proxy – If you will not be at the meeting, you may vote by using your proxy form. Please mark your vote, sign, date and return the proxy form in the envelope provided or send it by fax to CST Trust Company, CIBC’s transfer agent, at 416 368-2502 or 1 866 781-3111, so that it arrives by 10:00 a.m. (Eastern Daylight Time) on April 23, 2014.

Appointing a proxyholder – A proxyholder is the person you appoint to represent you at the meeting and vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person’s name in the blank space provided on the proxy form. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, Charles Sirois and Gerald T. McCaughey, both of whom are directors of CIBC, will be appointed to act as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting, including any continuation after an adjournment of the meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You can vote:

•	FOR or WITHHOLD your vote on each proposed nominee for election as director;

•	FOR or WITHHOLD your vote on the appointment of auditors;

•	FOR or AGAINST the advisory resolution on executive compensation approach; and

•	FOR, AGAINST or ABSTAIN on each of the shareholder proposals.

Otherwise, you can let your proxyholder decide for you.

1	CIBC PROXY CIRCULAR

Voting Information

Voting discretion of proxyholder – If you give instructions on how to vote your shares, your proxyholder must follow them.

If you do not specify on your proxy form how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder give specific instructions, your shares will be voted as follows:

•	FOR the election as directors of all nominees listed in this Circular;

•	FOR the appointment of Ernst & Young LLP as auditors;

•	FOR the advisory resolution on executive compensation approach; and

•	AGAINST Shareholder Proposal Numbers 1 through 5.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting. At the time of printing this Circular, CIBC management does not know of any matter to come before the meeting other than the matters referred to in the Notice of Meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or by authorizing your lawyer in writing to sign a statement) to this effect and delivering it to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2, any time before 10:00 a.m. (Eastern Daylight Time) on April 23, 2014 or by depositing it with the chair of the meeting, prior to the start of the meeting, on April 24, 2014.

Confidentiality

To protect the confidentiality of your proxy, CST Trust Company counts and tabulates proxies independently of CIBC and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

How to vote – non-registered shareholders

Non-registered shareholders hold shares that are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you may vote your shares through your intermediary or in person at the meeting. To vote your shares through your intermediary, you should follow the instructions in the voting instruction form provided in this package.

We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting in person, we may not have a record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder. Therefore, to vote your shares in person at the meeting, you should take these steps:

1)	appoint yourself as the proxyholder by writing your name in the space provided on the voting instruction form; and

2)	return the voting instruction form to the intermediary in the envelope provided.

Do not complete the voting section of the voting instruction form as your vote will be taken at the meeting. When you arrive at the meeting, please check in at the registration desk.

If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

Solicitation of proxies

This Circular is provided in connection with management’s solicitation of proxies for the meeting. Proxy solicitation will be primarily by mail and by CIBC employees, in writing or by telephone. CIBC has also retained CST Phoenix Advisors to assist in soliciting proxies at a cost of approximately $35,000. Costs associated with the proxy solicitation will be paid by CIBC.

CIBC PROXY CIRCULAR	2

Business of the Meeting

Financial Statements

The consolidated financial statements of CIBC for the fiscal year ended October 31, 2013 are included in the 2013 Annual Report that was mailed to shareholders. The Annual Report and this Management Proxy Circular are also available on CIBC’s website at www.cibc.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Election of Directors

The Corporate Governance Committee recommends the election as director of each of the following nominees:

Brent S. Belzberg	Kevin J. Kelly	Leslie Rahl
Gary F. Colter	Nicholas D. Le Pan	Charles Sirois
Patrick D. Daniel	John P. Manley	Katharine B. Stevenson
Luc Desjardins	Gerald T. McCaughey	Martine Turcotte
Gordon D. Giffin	Jane L. Peverett	Ronald W. Tysoe
Linda S. Hasenfratz

Each director will be elected to hold office until the next annual meeting of shareholders or until such office is earlier vacated. All of the nominees are currently directors of CIBC. Information about the director nominees starts on page 4.

Appointment of Auditors

The Audit Committee recommends that shareholders appoint Ernst & Young LLP (EY) as auditors of CIBC until the next annual meeting of shareholders. Unless instructed otherwise, the persons named on the enclosed proxy form intend to vote for the appointment of EY as auditors of CIBC until the next annual meeting of shareholders where auditors are appointed.

EY has served as the auditors of CIBC since being appointed in December 2002.

Fees for services provided by external auditors

Fees billed for professional services rendered by EY, for the fiscal years ended October 31, 2013 and October 31, 2012, are set out below.

unaudited, $ millions
Fees Billed by EY	2013	2012
Audit fees(1)	13.4	15.3
Audit related fees(2)	3.2	1.8
Tax fees(3)	0.5	0.8
Other	0.4	0.3
Total	17.5	18.2

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

Fee policy

CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is described under the heading “Audit Committee” in CIBC’s Annual Information Form dated December 4, 2013, which is available at www.cibc.com. Under this policy and as required by Canadian and U.S. law, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC’s auditors before these services are provided to CIBC or any of its subsidiaries. The Audit Committee approved all of the services provided to CIBC and its subsidiaries described in the table above.

3	CIBC PROXY CIRCULAR

Business of the Meeting

Advisory Resolution on Executive Compensation Approach

As a shareholder, you have the opportunity to vote for or against CIBC’s approach to executive compensation through the following resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in CIBC’s information circular delivered in advance of the 2014 Annual Meeting of Shareholders.

Since your vote is advisory, it would not be binding on the Board. However, the Board and, in particular, the Management Resources and Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on CIBC’s approach to executive compensation see “Message to our Fellow Shareholders” and “Compensation Discussion and Analysis” beginning on page 25. The Board recommends that shareholders vote for the advisory resolution on CIBC’s approach to executive compensation.

Shareholder Proposals

Attached to this Circular as Schedule A are shareholder proposals that have been submitted for consideration at the meeting, including the response of the Board and management to each of the proposals and the Board’s recommendation on voting on each of the proposals.

Any shareholder proposal intended for inclusion in CIBC’s fiscal 2014 Management Proxy Circular must be submitted by November 29, 2014 and comply with the requirements of the Bank Act.

Nominees for election as a Director

This section provides information on each person nominated for election as a director, including:

•	municipality of residence;

•	age;

•	professional and educational background;

•	CIBC Board and committee memberships and meeting attendance for fiscal 2013;

•	public company board and committee memberships;

•	areas of experience/expertise;

•	independence; and

•	corporate orders and bankruptcies.

Director equity ownership in CIBC is in the table on page 24. For detailed information about the nomination process, see Schedule B, “Statement of Corporate Governance Practices – Director nomination process”. With the exception of Ms. Martine Turcotte, who was appointed to the Board on January 1, 2014, each of the nominees was elected at the last annual meeting of shareholders held on April 25, 2013.

BRENT S. BELZBERG Toronto, Ontario Canada Age: 63 Independent Experience/expertise: •Financial Services •Human Resources/ Compensation •Leadership •Risk Governance •Risk Management

Mr. Belzberg is Senior Managing Partner of Torquest Partners. He has over 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. Mr. Belzberg has served on the board of a number of investee companies and is a director of Tandem Expansion Management Inc. Mr. Belzberg is also Chair of Mount Sinai Hospital Foundation and a member of the Mount Sinai Board of Directors. He is on the investment advisory board to the President of the University of Toronto. Mr. Belzberg holds a Bachelor of Commerce (Honours) degree from Queen’s University and a J.D. degree from the University of Toronto.

2013 Meeting Attendance
	Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2005)	14/14	4/5
	Corporate Governance Committee (2009)	6/6	1/1
	Management Resources and Compensation Committee (2008), Chair (2009)	6/6	1/1

	Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

CIBC PROXY CIRCULAR	4

Business of the Meeting

GARY F. COLTER Mississauga, Ontario Canada Age: 68 Independent Experience/expertise: •Financial Expert •Financial Services •Human Resources/ Compensation •Leadership •Risk Governance

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter had over 34 years of executive experience (27 years as a partner) at KPMG Canada, during which he developed financial and accounting expertise while overseeing Canadian and global financial advisory services practices of KPMG. He served as Vice Chairman of KPMG Canada from 2001 to 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and was Vice Chairman of Financial Advisory Services, KPMG Canada from 1989 to 1998. In addition to the public company directorships listed below, Mr. Colter is a director of Revera Inc. and is a member of its Corporate Governance Committee and Chair of its Audit Committee. Mr. Colter holds a Bachelor of Arts (Honours) degree from the University of Western Ontario, Ivey School of Business and is a Fellow Chartered Accountant.

2013 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2003)		14/14	5/5
	Audit Committee (2003 – 2009) (2012)		7/7	–
	Corporate Governance Committee (2003), Chair (2010)		6/6	1/1

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Canadian Pacific Railway Limited	2012 – present	Audit, Finance
	Core-Mark Holding Company Inc.	2004 – present	Audit, Governance (Chair)
	Owens-Illinois Inc.	2002 – present	Compensation, Governance (Chair)

PATRICK D. DANIEL Calgary, Alberta Canada Age: 67 Independent Experience/expertise: •Energy •Human Resources/ Compensation •Leadership

Mr. Daniel is past President and Chief Executive Officer of Enbridge Inc., a position he held from 2001 to 2012. Prior to his appointment as President and CEO, he was a senior executive officer of Enbridge Inc. or its predecessor since 1994. In 2011, Mr. Daniel was awarded Canada’s Outstanding CEO of the Year sponsored by The Caldwell Partners and chosen by an independent National Advisory Board. Mr. Daniel is a member of the North American Review Board of American Air Liquide Holdings, Inc. Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia.

2013 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2009)		14/14	3/5
	Management Resources and Compensation Committee (2012)		6/6	1/1

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Cenovus Energy Inc.	2009 – present	Audit, Human Resources and Compensation, Nominating and Corporate Governance

Former
	Enbridge Inc.	2000 – 2012
	Encana Corporation	2001 – 2009
	Enerflex Systems Income Fund(1)	1998 – 2010

(1)	Ceased to be a public company in 2010.

5	CIBC PROXY CIRCULAR

Business of the Meeting

LUC DESJARDINS Calgary, Alberta Canada Age: 61 Independent Experience/expertise: •Energy •Human Resources/ Compensation •Information Technology •Leadership •Marketing

Mr. Desjardins is President and Chief Executive Officer of Superior Plus Corp., a public company based in Calgary, Alberta that provides energies, natural gas, electricity, oil and propane supply services as well as being a chemical company and construction products distributor. From 2008 to 2011, Mr. Desjardins was an equity partner at The Sterling Group, LP. From 2004 to 2008, Mr. Desjardins was President and Chief Executive Officer of Transcontinental Inc. In addition to the public company directorship noted below, Mr. Desjardins is a director of Gestion Jourdan SEC. Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

2013 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2009)		14/14	5/5
	Management Resources and Compensation Committee (2009)		6/6	1/1

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Superior Plus Corp.	2011 – present

THE HONOURABLE GORDON D. GIFFIN

Atlanta, Georgia

U.S.A.

Age: 64

Independent

Experience/expertise:

•Energy

•Financial Services

•Human Resources/ Compensation

•Leadership

•Legal/Regulatory Compliance

•Public/Government Relations

Mr. Giffin has been a Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP since 2001. Mr. Giffin is Chair of the TransAlta Corporation board and Lead Director at Canadian Natural Resources Limited. In addition to the public company directorships listed below, he is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center and on the Board of Advisors of McLarty Global Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. Mr. Giffin holds a Bachelor of Arts degree from Duke University and a J.D. degree from Emory University School of Law. He has also been awarded an honorary doctorate from the State University of New York.

2013 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2001)		14/14	5/5
Management Resources and Compensation Committee (2008)		6/6	1/1

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Canadian National Railway Company	2001 – present	Finance, Environment, Safety and Security, Investment, Strategic Planning
Canadian Natural Resources Limited	2002 – present	Audit, Nominating and Corporate Governance (Chair)
Element Financial Corporation	2013 – present	Compensation and Corporate Governance
Just Energy Group Inc.	2006 – present	Compensation, Human Resources, Environmental, Health & Safety, Risk
TransAlta Corporation	2002 – present

Former
AbitibiBowater Inc.	2007 – 2009

CIBC PROXY CIRCULAR	6

Business of the Meeting

LINDA S. HASENFRATZ Guelph, Ontario Canada Age: 47 Independent Experience/expertise: •Human Resources/ Compensation •Leadership

Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar Corporation is a diversified global manufacturing company of highly engineered products powering vehicles, motion, work and lives. Ms. Hasenfratz supports several not-for-profit entities as Vice Chair of the Royal Ontario Museum Foundation and member of the Canadian Advisory Board of Catalyst. In addition to the public company directorships listed below, Ms. Hasenfratz is a director of the Original Equipment Suppliers Association and Vice Chair of the Canadian Council of Chief Executives. Ms. Hasenfratz was named one of Canada’s Top 40 Under 40 by Report on Business Magazine in 2003, received the Wilfrid Laurier Outstanding Leader Award in 2007 and was named one of the 100 Leading Women in the Automotive Industry in each of 2000, 2005 and 2010. Ms. Hasenfratz holds a Master of Business Administration degree from the Ivey School of Business at the University of Western Ontario and a Bachelor of Science (Honours) degree from the same institution.

2013 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2004)		14/14	4/5
	Management Resources and Compensation Committee (2004)		6/6	1/1

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Faurecia	2011 – present	Appointments and Compensation
	Linamar Corporation	1998 – present

KEVIN J. KELLY

Toronto, Ontario

Canada

Age: 59

Independent

Experience/expertise:

•Financial Services

•Human Resources/ Compensation

•Leadership

•Legal/Regulatory Compliance

•Marketing

•Public/Government Relations

•Risk Governance

•Risk Management

Mr. Kelly is a Corporate Director. He was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the U.S. Mr. Kelly was President and Chief Executive Officer of Bimcor, Inc. from 1992 to 1996; President of Fidelity Canada from 1996 to 1997; President, Fidelity Investments Institutional Services Company from 1997 to 2000; President, Fidelity Brokerage Company in Boston from 2000 to 2003; and President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005. Mr. Kelly is a past director and Chair of the Foundation for Educational Exchange Between Canada and the United States of America (the Fulbright Scholarship Program). Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

2013 Meeting Attendance
Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (April 2013)	6/6	3/4
Risk Management Committee (April 2013)	3/3	2/2

Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

7	CIBC PROXY CIRCULAR

Business of the Meeting

NICHOLAS D. LE PAN Ottawa, Ontario Canada Age: 62 Independent Experience/expertise: •Financial Services •Legal/ Regulatory Compliance •Public/Government Relations •Risk Governance

Mr. Le Pan is a Corporate Director with extensive experience in financial services matters. Mr. Le Pan served as Superintendent of Financial Institutions for Canada from 2001 to 2006 and as Deputy Superintendent, Office of the Superintendent of Financial Institutions, Canada (OSFI) from 2000 to 2001. From 1997 to 2000, Mr. Le Pan acted as Deputy Superintendent (Supervision) where his duties included oversight of the supervision programs for banks and other deposit-taking institutions. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including representation as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He is also Chair of the Canadian Public Accountability Board, which oversees auditors of public companies. In 2013, Mr. Le Pan was Project Director on a Group of Thirty report proposing a new paradigm for relations between bank supervisors and boards of directors. Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

2013 Meeting Attendance
	Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2008)	14/14	5/5
	Corporate Governance Committee (2010)	6/6	1/1
	Risk Management Committee (2008), Chair (2010)	7/7	2/2

	Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

THE HONOURABLE JOHN P. MANLEY P.C., O.C. Ottawa, Ontario Canada Age: 64 Independent Experience/expertise: •Financial Expert •Leadership •Legal/Regulatory Compliance •Public/Government Relations

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives (CCCE) a position he has held since January 2010. From 2004 to 2009, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government serving as Minister of Industry, Minister of Foreign Affairs, Minister of Finance and Deputy Prime Minister. In addition to the public company directorships listed below, Mr. Manley is a director of CCCE, CARE Canada, the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the Advisory Board of Bridge Growth Partners, LLC. Mr. Manley holds a Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa. He has also been awarded honorary doctorates from the University of Toronto, the University of Ottawa, Carleton University and the University of Western Ontario.

2013 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2005)		14/14	5/5
	Audit Committee (2005 – 2007) (2008)		7/7	–
	Corporate Governance Committee (2009)		6/6	1/1

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	CAE Inc.	2008 – present	Governance (Chair), Human Resources
	Telus Corporation	2012 – present	Audit, Corporate Governance

Former
	Canadian Pacific Railway Limited	2006 – 2013
	Nortel Networks Corporation	2004 – 2009
	Nortel Networks Limited	2004 – 2009

CIBC PROXY CIRCULAR	8

Business of the Meeting

GERALD T. McCAUGHEY Toronto, Ontario Canada Age: 57 Not Independent(1) Experience/expertise: •Financial Services •Leadership •Marketing •Public/Government Relations •Risk Governance •Risk Management

Mr. McCaughey is President and Chief Executive Officer of CIBC. Mr. McCaughey began his career in 1981 as an Account Executive with Merrill Lynch. He held a series of progressive management positions throughout Merrill Lynch’s Canadian Operations. In 1990, CIBC, through its wholly-owned subsidiary Wood Gundy, acquired the Private Client operations of Merrill Lynch Canada. In 1994, Mr. McCaughey became President of Wood Gundy Private Client Investments, a division of CIBC Wood Gundy Securities Inc. He was appointed Senior Executive Vice-President, CIBC, responsible for Wealth Management in 1999 and Vice Chair of CIBC in December 2002. In February 2004, he became Chairman and Chief Executive Officer of CIBC World Markets, the global investment banking arm of CIBC. Mr. McCaughey became President and Chief Operating Officer of CIBC in December 2004. He was named President and Chief Executive Officer and a member of CIBC’s Board of Directors in August 2005. Mr. McCaughey is a member of the C.D. Howe Institute Board of Directors, the St. Michael’s Hospital Foundation Fundraising Cabinet, the Toronto Financial Services Alliance Leadership Council, the Canadian Council of Chief Executives, and Chair of The Learning Partnership’s Corporate Advisory Board. He has served on the Advisory Board for the Canada Institute of the Woodrow Wilson Center and the Board of Frontier College. Mr. McCaughey chaired the 2012 Greater Toronto Area United Way Campaign and served as Co-Chair of the 2011 National Theatre School Capital Campaign. Mr. McCaughey was named one of the most influential leaders in the world for 2012 by Bloomberg Markets magazine. Mr. McCaughey holds a Bachelor of Commerce degree from Concordia University.

2013 Meeting Attendance
	Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2005)	14/14	5/5
Mr. McCaughey is not a member of any Board committees but is invited to attend at the pleasure of a committee chair.

	Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

JANE L. PEVERETT

West Vancouver,

British Columbia

Canada

Age: 55

Independent

Experience/expertise:

•Energy

•Financial Expert

•Financial Services

•Leadership

•Legal/Regulatory Compliance

•Public/Government Relations

Ms. Peverett is a Corporate Director. She was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. Prior to joining BCTC, Ms. Peverett was with Westcoast Energy Inc. from 1988 to 2003, where she held progressively senior finance, regulatory and executive roles. In 2001, Ms. Peverett was appointed President and Chief Executive Officer of Union Gas Limited, a Westcoast Energy company, becoming the first woman president of a natural gas utility in Canada. In addition to the public company directorships listed below, Ms. Peverett is a director and Chair of British Columbia Ferry Authority and a director of Associated Electric & Gas Insurance Services Limited (AEGIS), the United Way of Lower Mainland and Postmedia Network Inc. She is also a member of Postmedia Network Inc.’s Audit Committee and Corporate Governance and Nominating Committee. Ms. Peverett has been involved in the Stratford Festival and the National Ballet School. She was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis in 2004, received a PEAK award honouring women’s excellence in the field of finance in 2005 and in 2009 was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a Fellow of the Society of Management Accountants.

2013 Meeting Attendance
Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
Board (2009)		14/14	5/5
Audit Committee (2009), Chair (January 2014)		7/7	–

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Encana Corporation	2003 – present	Audit (Chair), Nominating and Governance, Reserves
Northwest Natural Gas Company	2007 – present	Organization and Executive Compensation, Public Affairs and Environmental Policy
Postmedia Network Canada Corp.	2013 – present	Audit, Corporate Governance and Nominating

(1)	See Director Independence table on page 14.

9	CIBC PROXY CIRCULAR

Business of the Meeting

LESLIE RAHL New York, New York U.S.A. Age: 63 Independent Experience/expertise: •Financial Expert •Financial Services •Leadership •Legal/Regulatory Compliance •Risk Governance •Risk Management

Mrs. Rahl is Founder and Managing Partner of Capital Market Risk Advisors, Inc. (CMRA) of New York, a consulting boutique specializing in risk management, risk governance and complex litigation. Prior to founding CMRA in 1994 and its predecessor firm, Leslie Rahl Associates, in 1991, Mrs. Rahl spent almost 20 years in increasingly senior positions at CitiBank N.A., culminating as Co-Head of Derivatives in North America. She is a director of the International Association of Financial Engineers and the Global Risk Institute, former director of the International Swaps Dealers Association (ISDA) and former trustee of the MIT Investment Management Company. Mrs. Rahl was named among the Top 50 Women in Finance by Euromoney in 1997 and has authored a book on hedge funds and a variety of publications and articles on hedge funds and risk. The second edition of Mrs. Rahl’s book Risk Budgeting: Risk Appetite and Governance in the Wake of the Financial Crisis was published in September 2012 by Risk Books. Mrs. Rahl holds an undergraduate degree in Computer Science from the Massachusetts Institute of Technology (MIT) and a Master of Business Administration from the Sloan School at MIT.

2013 Meeting Attendance
	Year Joined Board and Committees	Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2007)	14/14	4/5
	Risk Management Committee (2007)	7/7	2/2

	Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

CHARLES SIROIS

Mr. Sirois, Chair of the Board of CIBC, is also Chairman of Telesystem Ltd., a private holding company, of which he is the founder and principal shareholder. Mr. Sirois is also Chairman of Enablis Entrepreneurial Network, a Canadian-based not-for-profit organization whose mission is to drive meaningful economic development by empowering entrepreneurs in the developing world, in partnership with government and the private sector. In addition to the public company noted below, Mr. Sirois is a director of a number of privately held venture capital fund management companies including Tandem Expansion Management Inc. Mr. Sirois holds a Bachelor’s degree in Finance from Université de Sherbrooke and a Masters degree in Finance from Université Laval (Québec City). He has also been awarded honorary doctorates from Université du Québec à Montréal, the University of Ottawa, Concordia University, Laval University and École de technologie supérieure.

C.M., O.Q.

Montreal, Quebec

Canada

Age: 59

Independent

Experience/expertise:

•Financial Expert
•Financial Services
•Human Resources/
Compensation
•Information Technology
•Leadership
•Public/Government Relations
•Risk Governance
•Risk Management

2013 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (1997), Chair of the Board (2009)		14/14	4/5

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Rogers Communications Inc.	2012 – present	Finance

Former
	Cossette Communication Group Inc.	2007 – 2009

CIBC PROXY CIRCULAR	10

Business of the Meeting

KATHARINE B. STEVENSON Toronto, Ontario Canada Age: 51 Independent Experience/expertise: •Financial Expert •Financial Services •Information Technology •Leadership •Risk Management

Ms. Stevenson is a Corporate Director who serves on a variety of corporate and not-for-profit boards. She was a senior financial executive with Nortel Networks Corporation from 1995 to 2007, serving as global treasurer from 2000 to 2007. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles in investment and corporate banking at J.P. Morgan & Company, Inc. She was with J.P. Morgan from 1984 to 1995. Ms. Stevenson is a Governor and past Chair of The Bishop Strachan School and Vice Chair of the Board of Governors of the University of Guelph, as well as Chair of their Finance Committee. Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

2013 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2011)		14/14	4/5
	Audit Committee (April 2013)		2/2	–
	Risk Management Committee (2011 – April 2013)		4/4	–

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	CAE Inc.	2007 – present	Audit (Chair)
	Open Text Corporation	2008 – present	Audit
	Valeant Pharmaceuticals International, Inc.	2010 – present	Audit and Risk, Finance and Transactions

Former
	Afexa Life Sciences Inc.	2011 – 2011
	OSI Pharmaceuticals, Inc.	2005 – 2010

MARTINE TURCOTTE Verdun, Quebec Canada Age: 53 Independent Experience/expertise: •Information Technology •Leadership •Legal/Regulatory Compliance •Public/Government Relations

Ms. Turcotte is Vice Chair, Quebec of BCE Inc. and Bell Canada, a position she has held since 2011. In her current role Ms. Turcotte is responsible for driving the company’s business, government and community investment initiatives across Quebec. Prior to becoming Vice Chair, Ms. Turcotte was Chief Legal Officer of BCE from 1999 and of Bell Canada from 2003 until 2008 and Executive Vice-President and Chief Legal & Regulatory Officer of BCE and Bell Canada from 2008 to 2011. She has more than 25 years of strategic, legal and regulatory experience at Bell related companies. In addition to the public company directorships listed below, Ms. Turcotte is a director of Bimcor Inc., the Chambre de Commerce du Montréal Métropolitain and the Jewish General Hospital Foundation. She is a member of the Board of Governors of McGill University and Chair of its Human Resources Committee. Ms. Turcotte is Chair of the Board of Théâtre Espace Go Inc. Ms. Turcotte was the first winner of the Canadian General Counsel Lifetime Achievement Award in 2005, was inducted to the Hall of Fame of the Top 100 Most Powerful Women in Canada in 2008 and received the title of Advocatus Emeritus from the Quebec Bar Association in 2009 for professional excellence. Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master in Business Administration from the London Business School.

2013 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings	SPECIAL Meetings
	Board (January 2014)		–	–
	Risk Management Committee (January 2014)		–	–

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Bell Aliant Inc.	2011 – present	Pension
	Empire Company Limited	2012 – present	Audit
	Sobeys Inc.	2012 – present	Audit

11	CIBC PROXY CIRCULAR

Business of the Meeting

RONALD W. TYSOE Jupiter, Florida U.S.A. Age: 60 Independent Experience/expertise: •Financial Expert •Human Resources/Compensation •Leadership •Legal/Regulatory Compliance

Mr. Tysoe is a Corporate Director. He was a Senior Advisor with Perella Weinberg Partners LP, a financial services firm, from 2006 to 2007, Vice Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 until 2006, and served as Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997. Mr. Tysoe is a director of a number of public companies, listed below. Mr. Tysoe holds both a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia.

2013 Meeting Attendance
	Year Joined Board and Committees		Overall Attendance: 100% REGULAR Meetings	SPECIAL Meetings
	Board (2004)		14/14	5/5
	Audit Committee (2007), Chair (2009 – December 2013)		7/7	–
	Corporate Governance Committee (2009)		6/6	1/1

	Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
	Cintas Corporation	2008 – present	Audit (Chair), Corporate Governance
	J. C. Penney Company, Inc.	2013 – present	Compensation and Finance
	Scripps Networks Interactive Inc.	2008 – present	Audit (Chair), Governance
	Taubman Centers, Inc.	2007 – present	Audit, Executive

Former
	Pzena Investment Management, Inc.	2008 – 2013
	Retail Opportunity Investments Corp. (formerly NRDC Acquisition Corp.)	2007 – 2009

Board and committee meeting frequency and overall attendance for fiscal 2013

Below is a summary of Board and committee meetings held in fiscal 2013. The attendance record of each director nominee is set out in his or her biographical information on pages 4 to 12. Each director nominee attended 100% of regularly scheduled Board and committee meetings during fiscal 2013. For detail on director attendance expectations, see “Schedule B Statement of Corporate Governance Practices – Director nomination process – Meeting attendance record”.

Board and Committees	Number of Meetings		Overall Attendance at Regular Meetings
	Regular	Special
Board of Directors	14	5	100%
Audit Committee	7	0	100%
Corporate Governance Committee	6	1	100%
Management Resources and Compensation Committee	6	1	100%
Risk Management Committee	7	2	100%

Director attendance at the annual meeting of shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. At the last annual meeting of shareholders held on April 25, 2013, all of the nominees standing for election as a director attended.

CIBC PROXY CIRCULAR	12

Business of the Meeting

Areas of expertise

The following table represents the depth of experience and expertise in selected areas represented by the current nominees for election to the Board in areas identified by the Board as important to CIBC.

Experience / Expertise	Number of Directors who possess Experience/ Expertise
Senior Level Position in a Major Company Broad business experience through a senior level position in a major company	15

Financial Services Experience in the financial services industry or experience overseeing complex financial transactions and investment management	10

Risk Governance

An understanding of the Board’s role in the oversight of risk management principles and practices, including an understanding of current risk management principles and practices, which may have been gained through current or previous: executive-level experience at a risk management consulting firm; experience on a public company board committee that oversees risk management; role at a public company as chief risk officer or risk management executive; role at a public company as chief executive officer or chief financial officer; senior risk oversight role at a supervisory body governing financial institutions, financial services or the issue of securities to the public; and continuing director education on financial institution risk governance and/or risk management

7

Risk Management

“Hands-on” experience in managing risk, particularly at a financial institution, including an understanding of current risk management principles and practices as applied to financial institutions, which may have been gained through current or previous: role as the head of a significant business group in a large financial institution where the management of risk is an important part of the role responsibilities; executive-level experience at a risk management consulting firm; role at a public financial institution as chief risk officer or risk management executive; role at a public financial institution as chief executive officer or chief financial officer; and senior risk oversight role at a supervisory body governing financial institutions, financial services or the issue of securities to the public

6

Financial Expertise Expertise is based on the definition of “financial expert” and “Audit Committee Financial Expert” under securities law	7

Human Resources / Compensation An understanding of the principles and practices relating to Human Resources and/or actual “hands-on” experience in managing or overseeing Human Resources, including experience in: compensation plan design and administration; leadership development/talent management; succession planning; and compensation decision-making, including risk-related aspects of compensation	9

Information Technology Experience as a senior executive in a major technology company	4

Marketing Experience as a senior executive in a major retail customer products, services or distribution company	3

Energy Experience as a senior executive in a major energy company	4

Legal / Regulatory / Compliance Training and/or experience in law and compliance for complex regulatory regimes	8

Public / Government Relations Experience in public policy and government relations	8

13	CIBC PROXY CIRCULAR

Business of the Meeting

Director independence

The Board determined that 100% of the non-employee nominees proposed for election as directors, have no material relationship with CIBC and are, therefore, independent. The result of the Board’s determination for each nominee is set out below. For more detailed information about the determination of director independence, see “Schedule B Statement of Corporate Governance Practices – Director independence”.

Name	Independent	Not Independent	Reason for Non-Independent Status

Brent S. Belzberg	✓
Gary F. Colter	✓
Patrick D. Daniel	✓
Luc Desjardins	✓
Gordon D. Giffin	✓
Linda S. Hasenfratz	✓
Kevin J. Kelly	✓
Nicholas D. Le Pan	✓
John P. Manley	✓
Gerald T. McCaughey		✓	President and Chief Executive Officer of CIBC
Jane L. Peverett	✓
Leslie Rahl	✓
Charles Sirois	✓
Katharine B. Stevenson	✓
Martine Turcotte	✓
Ronald W. Tysoe	✓

Corporate orders and bankruptcies

To the knowledge of CIBC, no proposed nominee for election as a director of CIBC is, as at the date of this Circular, or has been within the last 10 years:

(a)	a director, chief executive officer or chief financial officer of a company that, (i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was subject to such an order that was issued after that person ceased to be a director or chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

CIBC PROXY CIRCULAR	14

Business of the Meeting

15	CIBC PROXY CIRCULAR

Board Committee Reports

CIBC’s Board of Directors has established four committees: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee.

The Board has approved a mandate for each committee and delegated responsibilities set out in those mandates. Every year, each committee reviews its mandate and whether it has fulfilled that mandate. For fiscal 2013, each committee is satisfied that it has fulfilled its mandate and has provided a report, highlighting its structure, mandate and significant achievements during fiscal 2013.

Report of the Audit Committee

The Audit Committee has voluntarily provided a report on page 17 that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Audit Committee is to fulfill responsibilities for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis (MD&A) and internal control over financial reporting; monitor the system of internal control; monitor compliance with legal and regulatory requirements; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of the internal auditors; and act as the audit committee for certain federally regulated subsidiaries.

The Audit Committee reviews, approves and/or recommends for Board approval:

•  Financial Reporting

✓   Integrity of CIBC’s financial statements and financial disclosures

✓  Consolidated annual and interim financial statements, related MD&A and external auditors’ report on the consolidated financial statements

✓   Other financial disclosures

✓   Any material changes in accounting policies and practices

•  External Auditors

✓   Guidelines on hiring employees from the external auditors

✓   External auditors’ annual audit plan

✓   Independence, qualifications and performance of external auditors

✓   External auditors’ compensation

✓   Audit and non-audit services to CIBC or its subsidiaries by the external auditors

✓   External auditors’ annual report on their internal quality-control procedures

✓   Selection and recommendation of external auditors, for appointment by shareholders

•  Internal Audit Function

✓   Internal Audit organizational framework and charter

✓   Appointment or removal of Chief Auditor

✓  Mandate, goals, effectiveness and independence of Chief Auditor and independence and effectiveness of the Internal Audit function

✓   Internal auditors’ annual audit plan

•  Finance Function

✓   Finance organizational framework

✓   Appointment or removal of Chief Financial Officer (CFO)

✓   Mandate and goals of CFO and the effectiveness of CFO and the Finance function

•  Compliance Function

✓   Compliance organizational framework

✓   Appointment or removal of the Chief Compliance Officer

✓   Mandate and goals of the Chief Compliance Officer and effectiveness of the Compliance function

✓   Annual Compliance plan

•  Internal Controls

✓   Monitor internal control systems

✓   Effectiveness of the design and operation of internal control systems

✓   Fraud prevention and detection program

✓   Business continuity management and insurance programs

•  Whistleblowing Procedures

✓  Establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

•  Succession Planning

✓   Succession plans for the CFO, the Chief Auditor and the Chief Compliance Officer

CIBC PROXY CIRCULAR	16

Board Committee Reports

2013 ACHIEVEMENTS

International Financial Reporting Standards (IFRS):    The Committee continued its oversight of the transition to IFRS, with a focus on monitoring the emerging standards.

Oversight of Risk Relating to Control Environment and Reporting:    The Committee continued to oversee significant areas of risk relating to the overall control environment of CIBC, including CIBC FirstCaribbean International Bank (CIBC FirstCaribbean). There was also a detailed review of the Financial Statement and MD&A disclosure each quarter and the Committee reviewed the implementation of recommendations issued by the Enhanced Disclosure Task Force.

Oversight of Control Functions:    The Committee continued to monitor the Control Functions, with particular emphasis on succession planning and regulatory developments relating to the Basel report on Internal Audit and the Committee’s expanded responsibilities.

2013 DIRECTOR DEVELOPMENT	The Committee received quarterly updates on emerging IFRS standards.
MEMBERSHIP

•   R.W. Tysoe, Chair (to December 31, 2013)

•   G.F. Colter

•   J.P. Manley

•   J.L. Peverett, Chair (as of January 1, 2014)

•   K.B. Stevenson

All members are “financially literate” as required by the New York Stock Exchange (NYSE) and the Canadian Securities Administrators (CSA). Each member is an “audit committee financial expert” under the SEC rules.

100% INDEPENDENT

All members met Board-approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at committee meetings.

Audit Committee report regarding SEC matters

Management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, EY, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), and an independent audit of internal control over financial reporting in accordance with the standards of the PCAOB. These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with Canadian generally accepted accounting principles. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. In addition, the Audit Committee discussed with EY the matters required to be discussed by the PCAOB Statement on Auditing Standards No. 61 (Communication With Audit Committees) and Canadian Auditing Standard 260 (Communication With Those Charged With Governance) including matters relating to the conduct of the audit of CIBC’s financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

EY provided to the Audit Committee the written disclosures required by Rule 3526 of the PCAOB and the Audit Committee has discussed with EY its independence from CIBC. The formal written statement describes all relationships between EY and CIBC including a written confirmation that EY is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the U.S. Sarbanes-Oxley Act of 2002, and Rule 3526 of the PCAOB.

Based on this review and these discussions, the Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2013 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of EY as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Ronald W. Tysoe, Chair, to December 31, 2013, Gary F. Colter, John P. Manley, Jane L. Peverett, Chair, as of January 1, 2014, and Katharine B. Stevenson.

Multiple audit committee service

Our Audit Committee Mandate states that no member of CIBC’s Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the

17	CIBC PROXY CIRCULAR

Board Committee Reports

member to effectively serve on CIBC’s Audit Committee. Mr. Ronald W. Tysoe and Ms. Katharine B. Stevenson, members of CIBC’s Audit Committee, are audit committee members of three other public companies. The Board determined that Mr. Tysoe and Ms. Stevenson’s simultaneous service on the audit committee of three other public companies does not impair the ability of the member to effectively serve on CIBC’s Audit Committee.

The Board based its determination on several factors:

•	Each director attended all Audit Committee meetings, actively participating in discussion and decision-making.

•	Each director is financially literate and qualifies as an audit committee financial expert.

•	Each director keeps abreast of emerging issues for audit committees by participating in continuing education programs on accounting standards, audit committee activities and risk.

•	The background and experiences of each director enhance the director’s ability to serve on CIBC’s Audit Committee. Mr. Tysoe has a Bachelor of Commerce, as well as a Bachelor of Laws from the University of British Columbia and acted as Chief Financial Officer for seven years at Federated Department Stores. Ms. Stevenson has a Bachelor of Arts (Magna Cum Laude) from Harvard University and acted as Treasurer for seven years at Nortel.

•	Each director is able to manage the time demands associated with his or her board responsibilities, in part, because the companies for whom they act as an audit committee member have year ends different from CIBC’s year end. In addition, each of Mr. Tysoe and Ms. Stevenson has committed to a career as a corporate director and does not have other full-time employment.

•	Each director has contributed to fulfilling the Audit Committee’s responsibilities, improved the operations of the Audit Committee and participated effectively as a member of the Board and other committees of the Board.

The Board’s determination is supported by the Chair of the Board’s peer review and the Corporate Governance Committee’s annual Board effectiveness evaluation. Brief biographies of Ms. Stevenson and Mr. Tysoe are on pages 11 and 12 of this Circular.

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the “Statement of Corporate Governance Practices” in Schedule B, which describes the governance framework that guides the Board and management in fulfilling its obligations. Every year, this statement is updated by the Corporate Governance Committee and approved by the Board.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

The Corporate Governance Committee reviews, approves and/or recommends for Board approval:

•  Oversight of Corporate Governance Matters

✓  Corporate governance framework and activities

✓  Processes for administering CIBC’s Disclosure Policy

✓  Corporate governance disclosure

•  Composition and Performance of the Board and its Committees

✓  Nomination of directors to the Board and Board committees

✓   Removal of a director from a Board committee

✓   Criteria for director and committee member selection

✓   Oversight of director development program

✓   Performance goals for the Chair of the Board

✓   Director remuneration

✓  Mandates of the Board, committees, Chief Executive Officer (CEO), Chair of the Board and the chair of each committee

✓   Performance evaluation of the Board, the directors, each committee and the Chair of the Board

✓   Evaluate director independence and director independence criteria

✓   Criteria for the tenure of directors

✓   Effectiveness of management reports to the Board and Board committees

•  Chair of the Board Succession

✓   Succession and emergency preparedness planning process for the Chair of the Board

•  Conflicts of Interest and Conduct Review

✓   Policies, practices and procedures relating to self-dealing and conflicts of interest

✓   Compliance with CIBC’s Code of Conduct for employees and Code of Ethics for Directors

✓  Policies and procedures relating to reputation risk (including policies, procedures and reports relating to customer complaints, privacy related risks and incidents, and Board and employee compliance with the Code of Ethics for Directors or Code of Conduct) to promote accurate, timely and broadly disseminated disclosure of material information about CIBC and its efforts to conduct its business in an ethical and socially responsible manner

✓   Act as the conduct review committee for CIBC and certain federally regulated subsidiaries

CIBC PROXY CIRCULAR	18

Board Committee Reports

2013 ACHIEVEMENTS

Board Renewal:    As part of its commitment to ongoing Board renewal, the Committee retained an external advisor to assist in recruiting a director candidate. Ms. Martine Turcotte was appointed to the Board effective January 1, 2014. See page 11 for more information on Ms. Turcotte.

Board’s Framework for Stakeholder Engagement:    The Committee continued evolving the Board’s framework for stakeholder engagement by further expanding dialogue with regulators and proxy advisory firms. Discussion topics with these stakeholders included board composition, board operations, executive compensation, effective governance oversight and risk governance. Through meetings and correspondence with shareholders and governance advocates, the Chair of the Board and the Committee remain current on and responsive to the views of CIBC’s stakeholders on governance matters.

Enhanced Board and Committee Effectiveness:    The Committee continued to foster improvements to the Board reporting process, Board effectiveness evaluation process and the conduct of Board and committee meetings to enhance the efficiency of directors and the effectiveness of the Board’s decision-making.

2013 DIRECTOR DEVELOPMENT	The Committee received continuing educational updates about regulatory developments on governance matters and emerging governance trends globally.
MEMBERSHIP

•   G.F. Colter, Chair

•   B.S. Belzberg, Chair, Management Resources and Compensation Committee

•   N.D. Le Pan, Chair, Risk Management Committee

•   J.P. Manley, Audit Committee member

•   R.W. Tysoe, Audit Committee member

Committee includes the chair or a member of each of the other CIBC Board committees to enhance communication and overall governance
100% INDEPENDENT

All members met Board-approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at committee meetings.

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee has written a letter to shareholders about CIBC’s executive compensation program, beginning on page 25 of this Circular, followed by the Compensation Discussion and Analysis, which the Management Resources and Compensation Committee recommended for Board approval.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Management Resources and Compensation Committee is to assist the Board in fulfilling its governance and supervisory responsibilities for strategic oversight of CIBC’s human capital, including organization effectiveness, leadership development, succession planning and compensation. The Committee is responsible for the alignment of compensation with CIBC’s strategy of consistent and sustainable earnings, risk appetite and control framework.

The Management Resources and Compensation Committee reviews, approves and/or recommends for Board approval:

•  Chief Executive Officer and Senior Executive Performance, Compensation and Employment Arrangements

✓   Performance goals for the CEO, senior executives reporting to the CEO and other key officers

✓  Performance assessments and compensation for the CEO, senior executives reporting to the CEO and other key officers

✓  CEO and senior executive employment arrangements, and appointments, including compensation, at the level of Executive Vice-President and above, and for individuals whose total direct compensation is above a certain threshold

•  Succession Planning and Executive Development

✓   Succession plans for the CEO, senior executives reporting to the CEO and other key leadership roles

✓  Progress on broad-based leadership development initiatives as well as the specific development plans for succession candidates for key leadership roles

•  Compensation

✓   Alignment of compensation with business performance and risk

✓  In conjunction with the Risk Management Committee, annual incentive compensation and allocations for infrastructure groups, strategic business units and key lines of business

✓  Equity ownership guidelines, and holdings relative to those guidelines, for all executives and Managing Directors in Wealth Management and Wholesale Banking

19	CIBC PROXY CIRCULAR

Board Committee Reports

•  Compensation Philosophy, Methodology and Governance

✓   Philosophy, methodology and governance

✓   Amendments to material compensation policies and plans

✓  An independent report on material compensation plans to assess whether the plans are operating as intended and the level of compensation paid is appropriate in relation to actual business performance and risk

•  CIBC Pension Funds and Pension Plans

✓   Investment performance, material risks and governance structure

✓   New plans and material amendments to existing plans

•  Internal Controls, Regulatory Compliance and Human Resources Risks

✓    Management’s assessment of significant human resources risks and effectiveness of related internal controls

✓  Material organizational changes and changes that impact the key control groups, including Internal Audit, Finance, Legal, Compliance and Risk Management

•  Disclosure

✓   Executive compensation disclosure in CIBC’s Management Proxy Circular

2013 ACHIEVEMENTS

CEO and Senior Executive Team Compensation:    The Committee conducted a comprehensive review of the CEO and Senior Executive Team compensation program to ensure continued alignment with CIBC’s evolving strategy and changing industry pay practices. Enhancements were made to the program that the Committee believes will achieve an appropriate balance between increasing the risk and variability of realizable and realized pay while motivating CIBC’s senior leadership to deliver long-term value for shareholders.

Talent Management:    The Committee continued to advance CIBC’s talent strategy, including the development of a strong pipeline of future leaders, oversight on key talent management initiatives across all levels of the organization, and further integration of talent management within the business strategy.

During the year, the Committee conducted in-depth executive talent reviews with a focus on executive bench strength and leadership capability. Succession planning continued to be enhanced through a focus on critical roles across the organization and a review of individual development plans for senior leaders. The Committee also supported the Board in executing on CIBC’s succession plans, by assessing potential candidates for key roles within the organization, including the role of Chief Risk Officer.

2013 DIRECTOR DEVELOPMENT	The Committee received educational updates on best practices in executive compensation and Canadian pension plan design, market pay trends, and the potential implications of regulatory developments and trends in executive compensation.
MEMBERSHIP	• B.S. Belzberg, Chair • P.D. Daniel • L. Desjardins • G.D. Giffin • L.S. Hasenfratz
100% INDEPENDENT

All Committee members met Board-approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at committee meetings.

Report of the Risk Management Committee

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Risk Management Committee is to oversee CIBC’s management of the risks it takes in pursuit of its business objectives. This includes assisting the Board in fulfilling its responsibilities for approving and overseeing implementation of CIBC’s risk appetite, reviewing alignment of strategic plans with risk appetite, and overseeing CIBC’s risk profile in the context of its risk appetite. The Committee is also responsible for oversight regarding CIBC’s framework of risk policies, limits and other controls for effectively managing its principal business risks (including credit, market, operational, liquidity and balance sheet risks as well as risks associated with insurance operations, legal entities, subsidiaries and affiliates).

•  Principal Business Risks

The Risk Management Committee reviews, approves and/or recommends for Board approval:

✓   CIBC’s Risk Appetite Statement

✓  CIBC’s risk limits and key risk policies for management of credit and investment, funding and liquidity, and market risks, as well as CIBC’s operational risk management framework

✓   CIBC’s delegation of risk authorities to management, and all transactions outside delegated risk authorities

✓   CIBC’s capital plan and policies

CIBC PROXY CIRCULAR	20

Board Committee Reports

The Risk Management Committee monitors, on a regular basis:

✓   Alignment of strategic plans with risk appetite

✓   Risk profile and alignment with risk appetite

✓   Emerging risk issues and trends

✓   Management stress tests in relation to capital adequacy

•  Reputation and Legal Risks, Outsourcing, New Initiatives

The Risk Management committee reviews:

✓  Key policies and procedures for the effective identification and control of reputation and legal risks, including the mandate of the reputation and legal risks oversight committee and its activities

✓   CIBC’s outsourcing policy and key outsourcing arrangements

✓   CIBC’s crisis management and associated recovery plans

✓   Risk assessment processes relative to new strategies, products or services

✓   Management’s compliance with laws and regulations as they relate to the mandate of the Committee

•  Risk Management Function

The Risk Management Committee oversees:

✓   Mandate and goals of the Chief Risk Officer (CRO) and the effectiveness of the CRO

✓   Organizational framework for CIBC’s independent risk management function and its effectiveness

✓   Staff resourcing and financial plans

✓   Succession plans for the CRO and positions reporting directly to the CRO

✓  Risk input into compensation decisions of the Management Resources and Compensation Committee (MRCC) and any other risk-related aspects of compensation decisions of the MRCC

2013 ACHIEVEMENTS

Risk Management Framework and Governance:    During 2013, the Committee oversaw enhancements to CIBC’s risk management framework, including CIBC’s Risk Appetite Statement and how it is translated into actionable measures for CIBC’s lines of business, along with enhancements to strengthen CIBC’s Risk Management function in consideration of evolving risks and regulatory frameworks. The Committee also reviewed refinements to various risk limits and policies, including CIBC’s residential mortgage underwriting policy, and associated compliance reporting, as well as CIBC’s recovery and resolution plans. Further, the Committee approved the appointment of a new Chief Risk Officer and assisted with the transition.

Emerging Risks:    During 2013, the Committee reviewed management’s analysis of stress impacts of a Canadian real estate downturn, a U.S. debt ceiling crisis, possible cyber attacks and European sovereign default risks. The Committee also reviewed reports on stress testing relative to macro-economic conditions including assessment of capital adequacy.

Business Risk Reviews:    The Committee reviewed presentations on the risks associated with various business activities, including: Infrastructure and Project Finance lending, Power & Utilities lending, Retail Structured Notes products and Capital Markets trading activities, as well as reviews of CIBC FirstCaribbean, CIBC Mellon Trust Company and American Century Investments.

2013 DIRECTOR DEVELOPMENT	The Committee received educational updates on regulatory developments including evolution in capital and liquidity risk measures and fiduciary responsibilities relative to retail investors. The Committee also received educational updates on cybercrime threats and information security management including data encryption and risk associated with social media platforms.
MEMBERSHIP	• N.D. Le Pan, Chair • D. D’Alessandro • K.J. Kelly • L. Rahl • M. Turcotte (effective January 1, 2014)
100% INDEPENDENT

All members met Board-approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at committee meetings.

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Director Compensation

Director compensation program

The Corporate Governance Committee reviews director compensation annually to assess whether it aligns with CIBC’s strategic imperative to deliver consistent and sustainable earnings, fosters prudent decision-making, and is competitive with director compensation programs and levels among Canadian financial institutions. The Corporate Governance Committee recommends changes in director compensation to the Board for approval when considered appropriate or necessary to:

•	align with these objectives; and

•	recognize the workload, time commitment and responsibility of Board and committee members.

Based on a consideration of these factors and a review of comparative data from the major Canadian banks, the Committee recommended and the Board approved an increase in the director equity ownership guideline from $550,000 to $600,000 (more than five times the annual retainer) effective November 1, 2013. In addition, the Committee recommended and the Board approved replacing the non-resident director meeting attendance fee of $2,000 per trip, with a travel fee in the same amount, payable to a director attending in person at Board or committee meetings held 300 km or more from the director’s primary place of residence, effective February 1, 2014.

In 2013, the Committee decided to enhance its review process through an evaluation by an independent advisor. The Committee retained Hugessen Consulting (Hugessen) to advise the Committee on director compensation trends in North America, market comparators and compensation levels. CIBC paid fees in the amount of $53,000 for these services. While the evaluation explored the possibility of an increase in the director retainer, as well as a flat fee model, based on the Committee’s recommendation, the Board made no changes in the approach to director compensation for fiscal 2014 and did not increase the amounts paid to directors or change the compensation model.

In addition to Hugessen’s 2013 engagement by the Corporate Governance Committee, CIBC‘s Internal Audit team engaged Hugessen in 2012 to assist with the audit of CIBC’s material compensation plans by providing independent expertise and feedback on industry practices regarding the application of the Financial Stability Board Principles for Sound Compensation Practices. The results were reported to the Management Resources and Compensation Committee by CIBC’s Internal Audit team.

The following table outlines the fees paid to Hugessen for services provided in the last two fiscal years:

	2013		2012
	Director Compensation Related Fees	Other Fees	Director Compensation Related Fees	Other Fees
Hugessen Consulting Inc.	$53,000	–	–	$50,008

Director compensation components

A director who is not an officer of CIBC or any of its subsidiaries is compensated for his or her services as a director through a combination of retainers and attendance fees. Director compensation may be paid in various forms: cash, CIBC common shares and/or deferred share units (DSUs). The following table sets out the components of director compensation for fiscal 2013.

Description of Fee	Amount
Chair of the Board retainer(1)	$375,000 per year
Director retainer:
– Cash(2)	$ 40,000 per year
– Equity (deferred share units(3)/common shares)	$ 70,000 per year
Committee Chair retainer:
– Audit Committee	$ 40,000 per year
– Corporate Governance Committee	$ 25,000 per year
– Management Resources and Compensation Committee	$ 40,000 per year
– Risk Management Committee	$ 40,000 per year
Committee member retainer(4)	$ 5,000 per year
Special Litigation Committee member retainer(5)	$ 10,000 per year
Special Committee meeting attendance fee(6)	$ 1,000 per meeting
Board/committee meeting attendance fee(7)	$ 2,000 per meeting
Non-resident attendance fee(8)	$ 2,000 per trip

(1)	The Chair of the Board receives an annual retainer of $375,000 with $150,000 payable in cash, CIBC common shares or DSUs and $225,000 payable in CIBC common shares or DSUs. The Chair of the Board receives no additional director compensation.

(2)	Directors may elect to receive all or a portion of the cash component of the annual retainer in the form of cash, CIBC common shares or DSUs.

(3)	A DSU is a bookkeeping entry credited quarterly to an account maintained for a director until retirement from the Board. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director or employee of CIBC. The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the Toronto Stock Exchange (TSX) on the day immediately before the redemption date. DSUs are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

CIBC PROXY CIRCULAR	22

Director Compensation

(4)	Committee chairs do not receive a committee member retainer for membership on the Corporate Governance Committee but receive a member retainer for other committee assignments. Any non-committee chair appointed to the Corporate Governance Committee receives a committee member retainer.

(5)	In fiscal 2008 a special committee was established to assess certain litigation matters.

(6)	In fiscal 2010 a special committee was established relating to strategic planning processes.

(7)	The meeting attendance fee is the same whether the meeting is attended in person or by teleconference.

(8)	Non-resident attendance fees were paid to a director attending in person at Board or committee meetings held outside the director’s province or state of residence. Effective February 1, 2014, travel fees are payable to a director attending in person at Board or committee meetings held 300 km or more from the director’s primary place of residence.

A director is reimbursed for out-of-pocket expenses, including travel and accommodation expenses, incurred in attending meetings and otherwise carrying out his or her duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board, including travel and accommodation expenses related to CIBC business.

Director equity plans

CIBC has established equity plans to align the interests of directors with those of shareholders.

Non-Officer Director Share Plan – Non-officer directors may elect to receive all or a portion of their cash-eligible compensation in the form of cash, CIBC common shares or DSUs. Under this plan, cash-eligible compensation includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.

Director Deferred Share Unit / Common Share Election Plan – Non-officer directors may elect to receive the equity component of the director retainer in the form of either DSUs or CIBC common shares.

Non-Officer Director Stock Option Plan (DSOP) – In January 2003, the Board determined that no further options would be granted to directors under this plan and, as at the date of this Circular, there are no unexercised options outstanding. See page 49 of the Compensation Discussion and Analysis for additional details on the DSOP.

Director compensation table

The following table sets out the total compensation provided to non-management directors during fiscal 2013.

Name (1)	Fees Earned (2)				Total Compensation ($)	Allocation of Fees Earned (3)(4)
	Board Retainer		Committee Member and Chair Retainers ($)	Board, Committee and Non- Resident Attendance Fees ($)		Cash ($)	Share-Based		Allocation of Fees between Cash, Common Shares and DSUs
	Equity Component (3) ($)	Cash Component (4) ($)					Common Shares ($)	DSUs ($)
Brent S. Belzberg	70,000	40,000	45,000	66,000	221,000	-	-	221,000	DSUs
Gary F. Colter (5)	70,000	40,000	40,000	68,000	218,000	148,000	70,000	-	Equity Retainer: Shares Remainder: Cash
Dominic D’Alessandro	70,000	40,000	5,000	58,000	173,000	-	-	173,000	DSUs
Patrick D. Daniel	70,000	40,000	5,000	62,000	177,000	-	-	177,000	DSUs
Luc Desjardins	70,000	40,000	5,000	66,000	181,000	-	181,000	-	Shares
Gordon D. Giffin (5)	70,000	40,000	15,000	66,000	191,000	121,000	-	70,000	Equity Retainer: DSUs Remainder: Cash
Linda S. Hasenfratz	70,000	40,000	5,000	52,000	167,000	97,000	70,000	-	Equity Retainer: Shares Remainder: Cash
Kevin J. Kelly (6)	40,833	23,333	2,917	28,000	95,083	-	-	95,083	DSUs
Nicholas D. Le Pan (5)	70,000	40,000	55,000	72,000	237,000	167,000	17,500	52,500	Equity Retainer: 25% Shares, 75% DSUs Remainder: Cash
John P. Manley	70,000	40,000	10,000	68,000	188,000	118,000	-	70,000	Equity Retainer: DSUs Remainder: Cash
Jane L. Peverett	70,000	40,000	5,000	64,000	179,000	17,200	-	161,800	Equity Retainer: DSUs Remainder: 84.22% DSUs, 15.78% Cash
Leslie Rahl	70,000	40,000	5,000	68,000	183,000	-	70,000	113,000	Equity Retainer: Shares Remainder: DSUs
Charles Sirois (7)	-	-	375,000	-	375,000	-	-	375,000	DSUs
Katharine B. Stevenson	70,000	40,000	5,000	50,000	165,000	95,000	70,000	-	Equity Retainer: Shares Remainder: Cash
Ronald W. Tysoe (5)	70,000	40,000	55,000	80,000	245,000	175,000	-	70,000	Equity Retainer: DSUs Remainder: Cash
Total	950,833	543,333	632,917	868,000	2,995,083	938,200	478,500	1,578,383

23	CIBC PROXY CIRCULAR

Director Compensation

(1)	Mr. McCaughey does not receive compensation for his services as a director of CIBC. See the Summary Compensation Table on page 43 for Mr. McCaughey’s compensation as an officer of CIBC.

(2)	Includes all retainers and meeting fees, including those paid in CIBC common shares and/or DSUs.

(3)	Directors must receive the equity component of the annual retainer ($70,000) in the form of either CIBC common shares or DSUs.

(4)	Directors may elect to receive all or a portion of the cash component of the annual retainer ($40,000) in the form of cash, CIBC common shares or DSUs.

(5)	Annual retainer paid to each member of the Special Litigation Committee is included in the column headed “Committee Member and Chair Retainers”.

(6)	Mr. Kelly joined the Board April 25, 2013.

(7)	The Chair of the Board receives an annual retainer of $375,000. He does not receive any other compensation as a director, or in any other capacity from CIBC.

Director equity ownership guideline

The Board encourages its directors to have an equity ownership position in CIBC as a reflection of their commitment to CIBC. Under the director equity ownership guideline, a director is expected to invest half of the cash-eligible component of the director retainer in CIBC common shares and/or DSUs until the director owns CIBC common shares and/or DSUs having a value of $600,000, which is more than five times the director retainer of $110,000. A director is expected to reach this level of equity ownership within five years of his or her appointment to the Board.

The following table sets out each director nominee’s equity ownership interest in CIBC (including DSUs) and any changes in ownership interest since February 18, 2013.

Name(1)	Equity Ownership at February 17, 2014		Equity Ownership at February 18, 2013		Net Change in Equity Ownership		Value of Equity(3) ($)	Minimum Equity Ownership Guideline Met
	CIBC Common Shares(2) (#)	DSUs (#)	CIBC Common Shares (#)	DSUs (#)	CIBC Common Shares (#)	DSUs (#)
Brent S. Belzberg	3,500	25,610	3,500	21,839	-	3,771	2,640,859	✓
Gary F. Colter	13,631	-	13,183	-	448	-	1,236,604	✓
Dominic D’Alessandro	30,000	8,479	30,000	6,049	-	2,430	3,490,815	✓
Patrick D. Daniel(4)	1,000	10,291	1,000	7,722	-	2,569	1,024,320	✓
Luc Desjardins	9,610	-	8,483	-	1,127	-	871,819	✓
Gordon D. Giffin	2,954	13,040	2,954	11,625	-	1,415	1,450,976	✓
Linda S. Hasenfratz	10,268	-	7,795	-	2,473	-	931,513	✓
Kevin J. Kelly	6,202	1,147	6,202	-	-	1,147	666,701	✓
Nicholas D. Le Pan	1,566	7,078	1,566	6,119	-	959	784,184	✓
John P. Manley	-	15,930	-	14,385	-	1,545	1,445,170	✓
Jane L. Peverett	-	8,956	-	6,622	-	2,334	812,488	✓
Leslie Rahl	216	18,577	26	16,399	190	2,178	1,704,901	✓
Charles Sirois	56,349	36,526	55,754	30,447	595	6,079	8,425,620	✓
Katharine B. Stevenson	8,290	-	4,042	-	4,248	-	752,069	✓
Martine Turcotte(5)	1,052	-	n/a	n/a	n/a	n/a	95,437	On Track
Ronald W. Tysoe	11,000	23,984	11,000	22,077	-	1,907	3,173,748	✓
Total	155,638	169,618	145,505	143,284	9,081	26,334	29,507,224

(1)	Mr. McCaughey does not receive compensation for his services as a director and is, therefore, not eligible to participate in director compensation plans. As an officer of CIBC, Mr. McCaughey is expected to meet minimum equity ownership guidelines as described on page 46. Mr. McCaughey’s equity ownership, which is well in excess of these guidelines, is set out on page 47.

(2)	Information about shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and, therefore, has been provided by each director. These shares include, but are not limited to, shares received as compensation.

(3)	Value of equity is based on the closing price of a CIBC common share on the TSX on December 31, 2013 ($90.72).

(4)	Mr. Daniel exercises control or direction over 2,000 CIBC Non-Cumulative Class A Preferred Shares, Series 27 (Series 27 Share) with an aggregate market value at February 17, 2014 of $50,480, based on the closing price of a Series 27 Share on the TSX on February 14, 2014 ($25.24).

(5)	Ms. Turcotte joined the Board January 1, 2014 and has five years from that date to meet the equity ownership guideline.

CIBC PROXY CIRCULAR	24

Message to our Fellow Shareholders

At CIBC, we believe adopting good governance practices positions us for success over the long term.

One of your Board’s most important governance mandates is to get our executive compensation right. This is a responsibility we take very seriously, from the first step of establishing a pay philosophy to the annual communication of our pay decisions to you, our shareholders.

Our philosophy is simple, and it is consistent from year to year. We strive to reward our CEO and senior leaders for delivering enhanced shareholder value through successful execution of our strategy. We also design our pay programs to attract, retain and motivate key talent while aligning pay and performance.

It is the mandate of the Management Resources and Compensation Committee (the Committee) to make executive pay decisions and recommendations to the Board. The Committee has engaged an independent consultant, Pay Governance LLC, and works closely with the Risk Management Committee to ensure CIBC’s compensation practices are sound and aligned with risk outcomes over time.

Strategy

Over the past year, our CEO and senior leaders have consistently communicated a very clear and specific strategic path for CIBC to deliver long-term sustainable value to our shareholders.

Across our businesses, we are pursuing growth within our risk appetite and in specific areas where we have, or can build, competitive capabilities. Using these criteria, our core businesses have developed specific plans to further strengthen our business in Canada, as well as expand in key global centres to serve our clients.

•	In Retail and Business Banking, we aspire to enhance the client experience and accelerate profitable revenue growth across all channels;

•	In Wealth Management, we strive to grow our business in Canada and internationally, particularly in the United States; and

•	In Wholesale Banking, our goal is to grow our business in targeted industries within our defined risk appetite.

Geographically, our business strategies will ensure we maintain our strength in Canada, expand our Wealth Management and Wholesale Banking capabilities in the U.S., build on our full-service platform in the Caribbean, and achieve targeted Wholesale Banking growth in other areas of the world.

CEO and Senior Executive Team pay

In early 2013, we completed the review we initiated in 2012 of our pay program for the CEO and Senior Executive Team (SET). The objective of this review was to further enhance the alignment of pay with shareholder value and ensure our program was appropriate for CIBC’s evolving strategy. We also reviewed changing industry and regulatory pay practices. Our process was comprehensive and required several Committee meetings where we reviewed peer benchmarking, analysis from management, and independent advice from Pay Governance LLC.

25	CIBC PROXY CIRCULAR

Executive Compensation

The Committee made a number of recommendations arising from the review that were approved by the Board. The most significant enhancements implemented for 2013 were as follows:

•	replacement of fixed dollar equity grants with variable equity grants that are performance-based;

•	refinement of measures used to determine all incentive compensation grants (cash and equity), with a greater weighting on earnings per share (EPS) as the measure most aligned with Total Shareholder Return (TSR);

•	replacement of Book Value Units with Performance Share Units (PSUs) with no increase to the proportion of options (i.e., a deferred incentive compensation mix of 80% PSUs and 20% stock options);

•	addition of TSR as a performance vesting measure for PSU awards; and

•	increased equity required under ownership guidelines.

We believe these changes, and other enhancements, provide a strong framework for aligning pay with performance and motivating our executives to deliver long-term value to shareholders.

Our pay program for the CEO and SET is described on pages 30 to 34 of this report.

2013 performance and CEO compensation

In 2013, each of our businesses made progress against priorities they established in support of CIBC’s strategy. You can read about our progress in detail on pages 16 to 24 of our 2013 Annual Report.

At each Board meeting, the Directors assess CIBC’s execution of its strategy using a scorecard of 18 measures, with results for each measure reviewed against those for prior years, our targets and the results of our peers. The scorecard includes financial, risk and client measures for CIBC overall and each business. The Committee used key measures from this scorecard to evaluate CEO and SET performance.

In 2013, CIBC performed well in some areas and below expectations in others, as summarized here and described in further detail on pages 35 to 41.

✓	CIBC’s adjusted diluted EPS performance was strong. Fiscal 2013 EPS of $8.78 exceeded the bank’s target for the year of $8.45, was above analyst expectations for the year and fell within our medium term target of 5 to 10% year-over-year growth;

✓	Performance against our improvement objectives on client metrics was positive. This includes market share performance that is publicly reported and other internal benchmarks the Board has set to measure the execution of CIBC’s client-focused strategy;

✓	Risk was well controlled. By all measures, including credit, market, operational and reputational risk measures that we track in our Risk Appetite Statement, CIBC operated within our stated objective of being a lower risk bank;

✓	We made progress against key areas of focus within our talent management strategy, including executive bench strength and leadership development, and we maintained high levels of employee satisfaction;

Our adjusted revenue growth of 2.3% was below our target for the year and below industry levels; and

Our TSR of 18.4% trailed industry peers.

For fiscal 2013, we paid our CEO, Gerry McCaughey, total direct compensation of $9.3 million. This award was below Mr. McCaughey’s target of $9.5 million and above last year’s award of $9.2 million.

All but $1.5 million of Mr. McCaughey’s target compensation was variable. Actual variable pay of $7.8 million for fiscal 2013 was 2.5% below target incentive pay and was comprised of a cash bonus of $3.1 million, PSUs of $3.7 million and stock options of $0.9 million.

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Executive Compensation

The difference between Mr. McCaughey’s actual and target variable pay can be attributed to an EPS multiplier of 95% (40% weighting), a balanced scorecard multiplier of 104% (40% weighting) and an individual performance multiplier of 90% (20% weighting). The Committee and the Board applied discretion to reduce the EPS multiplier from the formulaic calculation of 110% to reflect the future negative earnings impact of the Aimia divestiture.

The exercise of Committee and Board discretion on EPS had the effect of reducing Mr. McCaughey’s actual incentive pay by approximately $475,000.

Pages 37 to 38 provide further detail on performance and pay determinations for the CEO. This includes an analysis of Mr. McCaughey’s realized and realizable pay which demonstrates their general alignment with shareholder returns over his tenure as CEO.

Talent

In 2013, the Committee continued to advance CIBC’s talent strategy. Key areas of focus were the further development of a strong pipeline of future leaders, oversight of talent management programs across the organization and the further integration of CIBC’s talent and business strategies. Succession for each level within the organization was reviewed in detail.

During the year, the Committee also completed in-depth reviews of individual talent profiles and development plans. These reviews were part of the Committee’s regular talent management agenda and the process of approving individual executive appointments and candidate slates for key roles.

Thank you

On behalf of the Committee and the Board of Directors, we want to thank you for your strong support of our executive compensation program over the four years we have asked for your “say on pay”. We hope you find our compensation report is easy to read and provides the information you need to prepare for this year’s vote.

Open lines of communication with stakeholders are an important part of our governance model. We welcome your feedback anytime by writing to us at corporate.secretary@cibc.com, or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2. We will consider your ideas in our ongoing evaluation of our approach to executive compensation, and make the changes we believe are required to maintain our leadership in this area.

With regards.

Brent S. Belzberg Chair, Management Resources and Compensation Committee	Charles Sirois Chair of the Board

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Compensation Discussion and Analysis

The Compensation Discussion and Analysis (CD&A) explains how CIBC pays its executive officers and the decisions we made, specifically the process for determining compensation for CIBC’s Senior Executive Team (SET) which includes the Chief Executive Officer (CEO) and his direct reports. This material is presented in the following sections:

28 Our Compensation Philosophy	35 2013 Business Performance
28 Our Practices	37 2013 Individual Performance and Compensation
29 Compensation Governance	43 Compensation Disclosure
30 Compensation Framework	58 Non-GAAP Measures

Our Compensation Philosophy

In support of CIBC’s strategy to create shareholder value by delivering consistent and sustainable earnings over time, our compensation philosophy has three key objectives

Reinforce CIBC’s strategy of consistent and sustainable earnings with sound risk management	Support CIBC’s ability to attract, motivate and retain key talent	Align pay and performance

Our Practices

Our compensation practices support good governance and mitigate excessive risk-taking, as shown below.

What We Do	What We Don’t Do

✓      Compensation approach aligns to Financial Stability Board Principles

✓     Performance measures align to CIBC’s Board-approved strategic plan

✓     A combination of relative and absolute metrics is used to determine realizable and realized pay

✓     Incentive awards are capped for the CEO and SET

✓      Short-term and long-term compensation is balanced to align compensation to the risk horizon for all employees

✓      Fixed deferral of 60% of total incentive compensation award for the CEO and SET. Minimum deferral levels of 40% to 60% for roles that have the potential to create a material risk for CIBC

✓      Performance and misconduct clawback provisions are in place to enable CIBC to recover compensation in appropriate circumstances

✓     Executives and Wholesale Banking Managing Directors are expected to meet minimum equity ownership levels

✓     Change of control policy has a double trigger

✓     Guaranteed bonuses are limited to new hires and, in exceptional circumstances, to address significant flight risks, and do not exceed 12 months

✓      Committee’s Independent Advisor provides advice on executive compensation matters, has the power to challenge recommendations from management, and does not perform other work for the bank

     Target compensation above the mid-point for equivalent roles in our peer group

     Use an aspirational peer group

     Allow hedging of equity-based compensation

     Reprice or backdate stock options

     Discount options at grant

CIBC’s primary objective is to deliver consistent and sustainable earnings through growth within our risk appetite. We have designed incentives that reward performance without encouraging undue risk-taking and measure performance within the context of our strategy and risk appetite. Further details of our clawback, anti-hedging, change of control and equity ownership provisions and policies are included in the Compensation Disclosure section beginning on page 43.

CIBC PROXY CIRCULAR	28

Compensation Discussion and Analysis

Compensation Governance

The Committee assists CIBC’s Board of Directors in fulfilling its governance and supervisory responsibilities for the strategic oversight of CIBC’s human capital and overseeing CIBC’s compensation policies, processes and practices. The Committee’s mandate and highlights of their 2013 achievements are outlined on page 19.

Director skills and experience

Members of the Committee have diverse skills and experiences that assisted the Committee in fulfilling its mandate for fiscal 2013 including making decisions on CIBC’s compensation policies and practices. These include:

•	organizational leadership: broad business experience managing an organization;

•	risk management: experience in managing risk, particularly at a financial institution;

•	risk governance: an understanding of the Board’s and Committee’s role in the oversight of risk management principles and practices;

•	compensation practices: experience in compensation plan design and administration, compensation decision-making including risk-related aspects, and understanding of the Board’s and Committee’s role in the oversight of these; and

•	human resources: an understanding of the principles and practices relating to human resources and/or experience in managing or overseeing human resources, including experience in compensation plan design and administration, leadership development, talent management, succession planning, and compensation decision-making including risk-related aspects.

The table below summarizes the experience and skills of each Committee member

Skills and Experience	Brent Belzberg (Chair)	Patrick Daniel	Luc Desjardins	Gordon Giffin	Linda Hasenfratz
Compensation Practices	✓	✓	✓	✓	✓

Human Resources Management	✓	✓	✓	✓	✓

Organizational Leadership	✓	✓	✓	✓	✓

Risk Management	✓

Risk Governance	✓

In addition, in fiscal 2013, Committee members participated in director development sessions on compensation governance and pay trends. For more information on the experience and education of the directors, please refer to the “Nominees for election as a Director” section of this Circular, beginning on page 4.

Risk Management Committee and input from control functions

The Committee works closely with the Risk Management Committee (RMC) and receives input from the Chief Administrative Officer (CAO), Chief Risk Officer (CRO), and Chief Financial Officer (CFO) (collectively, the Heads of the Control Functions) throughout the year. Annually, the Committee and the RMC hold a joint meeting to assess the alignment of business performance with CIBC’s risk appetite.

Independent advice

Since 2006, the Committee has directly engaged Ira Kay to provide independent analysis and advice to the Committee on all executive compensation matters. Mr. Kay has more than 30 years of experience advising global companies including boards of prominent financial services organizations. Through his firm, Pay Governance LLC, Mr. Kay provides analysis and advice on all matters of compensation, including the compensation targets and annual compensation recommendations for the CEO and other SET members.

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Compensation Discussion and Analysis

The table below discloses the fees paid by the Committee over the past two fiscal years to Pay Governance LLC. Neither Mr. Kay, nor Pay Governance LLC, has worked on any other CIBC mandate in either year.

Executive Compensation- Related Fees	2013		2012
	(US$)	(%)	(US$)	(%)
For Committee Work	251,037	100	263,073	100

For Management Work	–	–	–	–

Based on the foregoing and other considerations, such as the U.S. Securities and Exchange Commission’s factors for evaluating advisor independence, the Committee believes Pay Governance LLC is independent for this purpose.

The Committee meets in camera (i.e., without management present), with the independent advisor at every meeting and the Chair of the Committee meets privately with the advisor before each meeting. Engaging with the independent advisor enhances the Committee’s effectiveness in overseeing compensation.

From time to time, the Committee also engages counsel or other advisors, such as those engaged for the purposes of director development. The Committee applies a consistent approach for evaluating the independence of all outside advisors to ensure that any conflicts are identified and considered.

An independent review of our compensation governance practices and our alignment with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices and Implementation Standards and other regulatory guidance is conducted annually by our Internal Audit group. The Committee reviews a report prepared by the Chief Auditor on the results of the review. The Internal Audit group has advised the Committee it is satisfied with the alignment of compensation programs and practices at CIBC to regulatory guidance, recognizing that the programs and practices continue to evolve as new regulatory guidance is provided.

Compensation Framework

In 2013, the Committee undertook a review of our compensation program and made several key enhancements to align with feedback from our stakeholders and CIBC’s evolving strategy to pursue growth within our risk appetite and in specific areas where we have clients, can innovate and have existing capabilities. The new framework continues to reinforce our strategy-driven and risk-controlled approach to executive compensation.

Key enhancements

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Compensation Discussion and Analysis

Compensation elements

	Element	Purpose	How it is Determined

Total Direct Compensation (TDC)	Base Salary	Provide competitive fixed pay	• Based on job scope, experience and market pay

	Variable Incentive Award (Cash Incentive, PSUs and Stock Options)	Align compensation with business and individual performance

• Absolute earnings per share (EPS) performance

• Absolute and relative business performance measured against balanced scorecard

• Measures are weighted, vary by role and are designed to promote strong alignment with CIBC’s corporate and business unit goals

• Individual performance assessed against a series of Committee approved goals focused on strategy execution

• Previous grants are not taken into account when determining new grants

• Realized value of deferred incentive awards is determined based upon future share price performance and, in the case of the 80% awarded in PSUs, relative Return on Equity (ROE) and TSR performance

	Strategic Achievement Award	Reward mid-term strategy execution	• Assessed over a multi-year period • Sustained execution against strategy as measured by exceptional share price performance

Indirect Compensation	Benefits and Perquisites	Investment in employee health, wellness and engagement

• Flex-benefit program, as provided to all employees in Canada, to support health and well-being

• Consistent with our peer group (as described on page 33), SET members are provided with a club membership, annual health assessment and automobile benefits as part of CIBC’s standard executive perquisite offering in Canada

	Retirement Programs	Contribute to financial security after retirement

• Competitive pension arrangements (defined benefit plan or group RRSP) as provided to all employees in Canada

• The Supplemental Executive Retirement Plan (SERP), as provided to select Canadian executives at the level of Senior Vice-President and above, is generally consistent with our peer group (as described on page 33) with the exception that SERP benefits at CIBC are calculated using pensionable earnings that are capped at a fixed dollar limit, meaning that SERP benefits at CIBC do not automatically escalate with increases in compensation

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Compensation Discussion and Analysis

Variable incentive award elements

Our variable incentive award elements are designed to reward performance over both the long- and short-term. We use different elements to align the risk and time horizons and different measures to determine payout so that there is no duplication of metrics. Our variable incentive award program is comprised of the following pay components:

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Compensation Discussion and Analysis

Peer group

Compensation targets for the CEO and other SET members are evaluated relative to companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, all SET roles are benchmarked against the other five major Canadian banks. For the CEO and CFO, the peer group is expanded to include the two largest Canadian insurance companies. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)	Peer group: Bank of Montreal, Manulife Financial, National Bank of Canada, Royal Bank of Canada, Bank of Nova Scotia, Sun Life Financial and the Toronto-Dominion Bank.

(2)	As at October 31, 2013 for banks and September 30, 2013 for insurance companies.

(3)	Year ended October 31, 2013 for banks and trailing 12 months ending September 30, 2013 for insurance companies.

(4)	As at October 31, 2013, as reported by Bloomberg.

Establishing target Total Direct Compensation

At the beginning of each year, management recommends for Committee review and Board approval a Total Direct Compensation (TDC) target for each SET member. A “target” is the level of TDC typically awarded for business and individual performance that “meets expectations”. Targets are revised only with role changes or significant market changes. Targets are generally established at the median of the range for the relevant peer group, based on a trailing three-year period.

For each role, market data is reviewed, taking into consideration the relative size of the peer organizations, the relative size and scope of the role, as well as incumbent experience. Market data is sourced from publicly available data as well as from benchmarking provided by the Hay Group, an external service provider that regularly conducts a syndicated study for Canada’s large financial institutions.

The charts below illustrate the greater pay variability for the CEO and SET Business Leaders, who have a greater ability to affect results over the long-term, by showing the compensation elements as a percentage of TDC.

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Compensation Discussion and Analysis

Annual incentive plan design overview

The total variable incentive award (both cash and deferred) ranges from a minimum(1) of 50% to a maximum of 150% of the target incentive award and is determined based on four components:

(1)	Under extreme circumstances, the total incentive award may be reduced to zero to ensure pay for performance alignment.

In addition, the CEO and SET are eligible to receive Strategic Achievement Awards of up to 50% of their target incentive award. The minimum criteria for payment of this award is exceptional share price performance relative to CIBC’s peer group over a sustained period of time.

Incentive award component weightings

Each component used in determining the award is weighted to align with the responsibilities of the role. Actual performance may vary from 50% to 150% of the target noted below.

Role	EPS Performance	Balanced Scorecard Performance	Individual Performance	Risk or Audit Committee Assessment
President and CEO	40%	CIBC Scorecard = 40%	20%	Not applicable
Business Leaders	40%	SBU Scorecard = 40%	20%	Not applicable
Heads of Control Functions	30%	CIBC Scorecard = 30%	20%	20%
Other Roles	30%	CIBC Scorecard = 30%	40%	Not applicable

Assessing performance

CIBC PROXY CIRCULAR	34

Compensation Discussion and Analysis

2013 Business Performance

Based on their assessment of business performance of CIBC and the Strategic Business Units (SBUs) together with input from the RMC, the Committee and Board concurred with the following fiscal 2013 business performance multipliers:

Earnings Per Share	CIBC Scorecard	Retail and Business Banking Scorecard	Wealth Management Scorecard	Wholesale Banking Scorecard
110% (before adjustment) 95% (after adjustment)	104%	113%	114%	108%

In assessing financial performance, the CFO and CRO consider results on both a reported basis (which are in accordance with International Financial Reporting Standards) and an adjusted basis and consider both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. We believe that adjusted measures provide a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. It should be noted that there is no standardized meaning for adjusted measures under Generally Accepted Accounting Principles (GAAP). A reconciliation of GAAP to non-GAAP measures is included on page 58.

EPS performance

EPS is weighted 40% in the determination of the incentive award for the CEO and business leaders, and 30% for other SET members. For 2013, the Committee and the Board applied discretion to apply a 50 cent reduction to CIBC’s adjusted diluted 2013 EPS of $8.78, for compensation purposes, to reflect the estimated future annual impact of CIBC’s agreement with TD and Aimia to divest half of the Aerogold cards portfolio. This translates to an overall EPS performance factor of 95%.

Balanced scorecard performance

Balanced scorecard performance is weighted 40% in the determination of the incentive award for the CEO and business leaders, and 30% for other SET members.

CIBC performance

Overall, CIBC’s balanced scorecard performance met objectives in 2013. The one notable exception was revenue growth, which was positive but below our target and market. The following table summarizes 2013 business scorecard performance against the measures and targets approved by the Board.

Strategic Objective	Measure	Target	2013 Results(1)		Weight	Score
Profitability and Growth	Revenue Net Income Before Bonus and Taxes (NIBBT)	Strong growth Strong growth	Below expectations Met expectations	$13.1 billion; 2% growth ✓ 6% growth; above target	15% 10%	11.3% 10.0%
Sustainability	Common Equity Tier 1 Ratio Return on Assets Return on Equity	Greater than 7% ≥ Peer Median 20% through the cycle	Met expectations Met expectations Above expectations	✓ 9.4%; above target ✓ 0.89%; ranking 2 of 6 ✓ 22.3%; above target	20% 15% 10%	20.0% 15.0% 12.5%
Expense Management	Efficiency Ratio (NIX)	Industry Median	Met expectations	✓ 56.2%; industry median	10%	10.0%
Prudent Risk Management	Loan Loss Ratio Operational Losses	Within 45 to 60 bps Within Risk Appetite	Above expectations Above expectations	✓ 44 basis points (bps) ✓ Well below limit	10% 10%	12.5% 12.5%
Balanced Scorecard Performance Multiplier						104%

(1)	On an adjusted basis. Revenue, NIBBT and NIX results on a taxable equivalent basis.

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Compensation Discussion and Analysis

Retail and Business Banking (RBB) performance(1)

RBB continued to make progress against its objectives of accelerating profitable revenue growth and enhancing the client experience.

•	Revenue growth was positive (2%) and NIBBT growth was strong (9% over 2012).

•	Operating leverage was 85 bps higher than 2012 and ranked median among peers.

•	Net interest margin growth was strong, up 8 bps over 2012.

•	Performance on client metrics was strong.

•	Operated in alignment with CIBC’s Risk Appetite Statement; operational losses were significantly below target and comparable with 2012.

Strategic Objective	Measures	Weight	Score
Profitability and Growth	Revenue NIBBT Operating Leverage	35%	37%
Strategy Execution	Net Interest Margins Client Deepening Net Promoter Score Market Share	55%	63%
Prudent Risk Management	Operational Losses	10%	13%
Balanced Scorecard Performance Multiplier			113%

Wealth Management (WM) performance(1)

WM continued its progress in support of its strategic priority to build CIBC’s wealth management platform.

•	Revenue growth was strong (10%) across all businesses driving higher NIBBT (25% over 2012).

•	Operating leverage was positive, 423 bps higher than 2012.

•	Assets under administration (AuA) growth was up 8% over 2012.

•	Supported by CIBC’s retail distribution network, achieved record long-term mutual fund (MF) net sales of $4.8 billion and mutual fund assets 17% higher than 2012.

•	Operated in alignment with CIBC’s Risk Appetite Statement; operational losses were significantly below target and below 2012.

Strategic Objective	Measures	Weight	Score
Profitability and Growth	Revenue NIBBT Operating Leverage	30%	35%
Strategy Execution	WM Net Income After Tax (NIAT) to CIBC NIAT AuA Growth % of Fee-based Revenue Long-term MF Net Sales MF Assets Above 3-year median	60%	66%
Prudent Risk Management	Operational Losses	10%	13%
Balanced Scorecard Performance Multiplier			114%

Wholesale Banking (WB) and CIBC FirstCaribbean International Bank (CIBC FirstCaribbean) performance(1)

WB continued to execute its client-focused strategy and deliver risk-controlled growth.

•	WB revenue and NIBBT growth was strong (8% and 16% respectively).

•	Market share performance was mixed, increasing in some businesses and declining in others.

•	Risk adjusted return on capital (RAROC) (36%) was strong.

•	Trading and non-trading value at risk (VaR) were lower than 2012 and below target.

•	Operated in alignment with CIBC’s Risk Appetite Statement; operational losses were lower than 2012 and target.

CIBC’s Caribbean operations performed below expectations.

•	Financial results declined in 2013 due to lower than expected revenue growth and higher than expected loan losses. 2013 also included a restructuring provision.

Strategic Objective	Measures	Weight	Score
WB Profitability and Growth	Revenue NIBBT	20%	23%
CIBC FirstCaribbean Profitability	NIBBT	10%	8%
Strategy Execution	League Tables Key Strategy Responsibilities Technology & Operations – Direct Operating Expense	30%	28%
Prudent Risk Management	Operational Losses Trading VaR to Basel III Common Equity Non-Trading VaR to Basel III Common Equity RAROC	40%	50%
Balanced Scorecard Performance Multiplier			108%

(1)	Performance summarized based on adjusted results.

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Compensation Discussion and Analysis

2013 Individual Performance and Compensation

Individual Performance is weighted 20% in the determination of the incentive award for the CEO and business leaders and Heads of the Control Functions, and 40% for other SET members.

The Committee and Board rated all of the Named Executive Officers (NEOs) as having either “Successfully Met Expectations” or “Exceeded Expectations” based on their individual performance against the objectives set out by the Board at the beginning of 2013 and, for the CFO, assessment by the Audit Committee for performance against his governance responsibilities.

Mr. McCaughey

As the President and CEO of CIBC, Mr. McCaughey is responsible and accountable to shareholders through the Board, for developing and executing CIBC’s Board approved strategic priorities and leading the day-to-day operations of CIBC.

The Board assessed Mr. McCaughey’s performance as having “Successfully Met Expectations” and assessed an individual performance multiplier of 90%. The following chart explains Mr. McCaughey’s performance against his individual objectives.

Objective	Results

Execute on CIBC’s Board-approved strategic plan

• Continued to grow Retail and Business Banking revenue.

• Continued to grow and invest in CIBC’s Wealth Management business including the announcement of CIBC’s intent to acquire Atlantic Trust. (On January 6, 2014, CIBC announced the completion of this acquisition.)

• Wholesale Banking capital usage remains within the 25% business mix threshold.

• Performance on key financial measures:

Continue to develop CIBC’s strategy

• Maintained a continuous strategic planning process focused on developing CIBC’s longer-term strategic aspirations.

• Evolved longer-term strategies to build on our current platform and expand CIBC’s franchise in the U.S., specifically, to grow CIBC’s U.S. Private Wealth platform for High Net Worth clients.

• Continued to execute on strategies to build on core CIBC capabilities that are well positioned against market trends and demand, including building the global infrastructure and e-Capital Markets platforms.

• Developed strategic plans for expansion focused on strategies to serve clients internationally in key sectors and enter relevant growth markets.

Meet or exceed the 2013 Board-approved Financial Plan while operating in line with CIBC’s Risk Appetite Statement

• Revenue growth was positive but lower than CIBC’s target. This was offset by favourable loan loss experience, expense discipline and a lower than expected effective tax rate.

• CIBC’s overall financial performance improved from 2012, with year-over-year adjusted net income(1) growth of 7% and adjusted earnings per share(1) growth of 9%.

• Maintained industry-leading return on equity that was in line with CIBC’s target and above CIBC’s medium-term objective of 20% through the cycle.

• Maintained strong capital ratios.

• Met or exceeded targets for all risk appetite metrics.

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Compensation Discussion and Analysis

Objective	Results
Continue to advance CIBC’s talent management strategy	• Successfully transitioned new Chief Risk Officer into role, strengthening the SET and improving its diversity.
• Sustained strong leadership development training programs.
• Continued to advance CIBC’s focus on development and succession planning for key roles across the bank.

•    Continued to advance diversity initiatives, receiving positive recognition for CIBC’s leadership in this area including sustained recognition by Mediacorp as one of Canada’s Best Diversity Employers and Best Employers for New Canadians.

(1)	See page 58 for a reconciliation of GAAP to non-GAAP measures.

Compensation

The 2013 TDC target for Mr. McCaughey remained unchanged from 2012 at $9.5 million, comprised of base salary of $1.5 million and a total target incentive award of $8.0 million. Based on the compensation framework, Mr. McCaughey’s maximum total target incentive award opportunity for 2013 was $12.0 million or 8.0 times base salary.

Based on the formulaic calculation, as illustrated below, the Board approved final TDC for 2013 for Mr. McCaughey of $9.299 million, a 0.6% increase over 2012 TDC but 2.1% below target TDC.

Performance	Weight	Multiplier	▶	Pay Element ($ unless otherwise noted)	2013		2012	2011
					Target	Actual	Actual	Actual
EPS	40%	95%		Cash Incentive	3,200,000	3,119,600	2,944,000	3,404,000
CIBC Scorecard	40%	104%		Mid-term Incentives(1)	3,840,000	3,743,520	3,840,000	4,146,000
Individual	20%	90%		Options	960,000	935,880	960,000	960,000
Total	100%	97.5%		Total Incentive	8,000,000	7,799,000	7,744,000	8,510,000
				% of Target Incentive		97.5	96.8	106.4
				Base Salary	1,500,000	1,500,000	1,500,000	1,500,000
				TDC	9,500,000	9,299,000	9,244,000	10,010,000
				% of Target TDC		97.9	97.3	105.4

(1)	In 2013, includes PSUs. In 2012 and 2011, includes BVUs and PSUs. In 2011, a portion of the annual cash bonus award was converted to BVUs to meet the minimum 60% incentive deferral rate for the CEO and is reflected above.

The ratio of Mr. McCaughey’s actual to target variable pay of 98% compared with an average ratio of 100% for CIBC’s other disclosed officers in the Summary Compensation Table on page 43. The ratio of Mr. McCaughey’s variable pay to average variable pay for the other NEOs was 208%, down from 235% in 2012.

Realized and realizable pay during tenure

The chart and accompanying table below illustrate CIBC’s strong track record of CEO pay-for-performance. The table compares the current value of compensation awarded to Mr. McCaughey over his eight years as CEO to a comparable measure of the value received by shareholders over the same period of time.

The current value of Mr. McCaughey’s awards (in respect of the fiscal years noted) as at December 31, 2013, is represented as the total of:

(1)	realized pay received by Mr. McCaughey: actual pay from awards received, dividends paid and options exercised; and

(2)	potential realizable value of awards yet to be paid: unvested units and unexercised options if still outstanding.

CIBC PROXY CIRCULAR	38

Compensation Discussion and Analysis

Year	TDC Awarded(1) ($)	Value at December 31, 2013	Period	Value of $100
		Current Value(2) = Realized + Realizable Pay ($)		To Mr. McCaughey(3)	To Shareholders(4)
2006	9,050,000	7,107,486	10/31/2005 to 12/31/2013	79	182
2007	5,312,500	6,643,696	10/31/2006 to 12/31/2013	125	145
2008	8,160,000	13,497,068	10/31/2007 to 12/31/2013	165	121
2009	6,240,000	8,417,525	10/31/2008 to 12/31/2013	135	213
2010	9,337,000	11,811,133	10/31/2009 to 12/31/2013	126	177
2011	10,010,000	12,705,568	10/31/2010 to 12/31/2013	127	133
2012	9,244,000	10,098,799	10/31/2011 to 12/31/2013	109	133
2013	9,299,000	8,367,546	10/31/2012 to 12/31/2013	90	121
			Weighted Average	118	147

(1)	TDC awarded for performance during the fiscal year.

(2)	Current Value is the sum of realized pay (i.e., salary, annual cash incentive as well as the payout value of share units granted during the period and the dividend equivalents paid, and the value of options exercised during the period) and realizable pay (i.e., current value of unvested units granted during the period and the in-the-money value of stock options if still outstanding).

(3)	Represents the actual value to Mr. McCaughey for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period.

(4)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Mr. Glass

As the CFO of CIBC, Mr. Glass is responsible for the financial governance of CIBC, including financial planning and analysis, tax planning and compliance, management and regulatory reporting, maintaining accounting records and liaising with CIBC’s investors.

In 2013, Mr. Glass fulfilled all of his governance responsibilities while providing consistent and proactive advice to CIBC’s senior business leaders. Mr. Glass and his team supported CIBC’s businesses with ongoing advice and analysis, including financial and tax analysis and reporting advice related to several key initiatives, including the Atlantic Trust acquisition.

Under Mr. Glass’ leadership, CIBC’s finance management team continued to strengthen the finance function at CIBC and have worked with the finance group at CIBC FirstCaribbean to strengthen their finance processes and controls. Mr. Glass was a strong sponsor of CIBC’s talent management program with a focus on leadership development and succession planning.

Based on the formulaic calculation, as illustrated below, the Board approved final TDC for Mr. Glass of $2.356 million, a 9.0% increase over 2012 TDC, primarily attributable to a 2013 target increase approved by the Board to reflect Mr. Glass’ continued development in his role.

Performance	Weight	Multiplier	▶	Pay Element ($ unless otherwise noted)	2013	2012	2011
EPS	30%	95%		Cash Incentive	687,200	611,000	486,000
CIBC Scorecard	30%	104%		Mid-term Incentives(1)	824,640	800,000	594,833
Committee Assessment	20%	100%		Options	206,160	200,000	134,167
Individual	20%	100%		Total Incentive	1,718,000	1,611,000	1,215,000
Total	100%	99.6%		% of Target Incentive	99.6	97.6	81.0
				Base Salary(2)	637,500	550,000	417,000
				TDC	2,355,500	2,161,000	1,632,000
				% of Target TDC(3)	98.1	96.0	81.6

(1)	In 2013, includes PSUs. In 2012 and 2011, includes BVUs and PSUs. In 2011, a portion of the annual cash bonus award was converted to BVUs to meet the minimum 60% incentive deferral rate and is reflected above.

(2)	In fiscal 2013, Mr. Glass’ salary increased effective May 1, 2013 and represents six months at $600,000 and six months at $675,000. In fiscal 2012, Mr. Glass’ salary increased effective May 1, 2012 and represents six months at $500,000 and six months at $600,000. In fiscal 2011, Mr. Glass’ salary represents five months at $300,000 and seven months at $500,000 reflecting his appointment as CFO and a member of the SET on March 28, 2011.

(3)	Represents TDC as a percentage of the full-year TDC target (i.e., including base salary on a full-year basis, rather than the pro-rated amount.)

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Compensation Discussion and Analysis

Mr. Nesbitt

As the Chief Operating Officer, Mr. Nesbitt is responsible for the global operations of Wholesale Banking, Treasury, Technology and Operations, CIBC’s international operations including CIBC FirstCaribbean, and Strategy and Corporate Development.

Since 2008, Mr. Nesbitt has led Wholesale Banking’s delivery of consistent, risk-controlled results against the backdrop of challenging capital market conditions globally. In 2013, Wholesale Banking delivered results significantly above those for 2012, driven by higher revenue and lower loan losses.

While difficult economic conditions in the Caribbean regions have impacted results and operations, CIBC FirstCaribbean has taken steps to position itself for recovering earnings as market conditions improve.

In 2013, Mr. Nesbitt led several key community and diversity initiatives and was a strong sponsor of CIBC’s talent management and leadership development program.

Based on the formulaic calculation, as illustrated below, the Board approved final TDC for Mr. Nesbitt of $7.432 million, a 0.5% increase over 2012 TDC.

Performance	Weight	Multiplier	▶	Pay Element ($ unless otherwise noted)	2013	2012	2011
EPS	40%	95%		Cash Incentive	2,555,623	2,334,561	2,786,884
SBU Scorecard	40%	108%		Mid-term Incentives(1)	3,097,559	3,246,906	3,362,350
Individual	20%	90%		Options	774,390	811,727	817,975
Total	100%	99.0%		Total Incentive	6,427,572	6,393,194	6,967,209
				Deduction for SERP Offset(2)	254,428	248,806	207,791
				% of Target Incentive(2)	99.0	98.4	106.3
				Base Salary	750,000	750,000	750,000
				TDC(2)	7,432,000	7,392,000	7,925,000
				% of Target TDC	99.1	98.6	105.7

(1)	In 2013, includes PSUs. In 2012 and 2011, includes BVUs and PSUs. In 2011, a portion of the annual cash bonus award was converted to BVUs to meet the minimum 60% incentive deferral rate and is reflected above.

(2)	Mr. Nesbitt has been provided with SERP benefits, the value of which is offset through deductions to his annual cash bonus, mid-term incentives and stock option awards, which are reflected above, and included in % of Target Incentive and TDC.

Mr. Williamson

As the Group Head of Retail and Business Banking, Mr. Williamson is responsible for leading CIBC’s personal and business banking operations in Canada, the largest contributor to CIBC’s overall earnings.

In 2013, Mr. Williamson led the retail bank’s progress against its objectives of accelerating profitable revenue growth and enhancing the client experience. Revenue growth continued to converge with industry growth rates and client satisfaction continued to improve, including earning top marks for overall client experience in the annual Ipsos Reid Syndicated Bank Mystery Shop program.

Mr. Williamson was a strong sponsor of CIBC’s talent management program. He made significant organizational changes to build talent in support of Retail and Business Banking’s strategic objectives including the introduction of Break Away, a leadership training program launched to build and sustain a high performing sales and service culture.

Based on the formulaic calculation, as illustrated below, the Board approved final TDC for Mr. Williamson of $4.234 million, a 7.2% increase over 2012 TDC, primarily attributable to a 2013 target increase approved by the Board to reflect Mr. Williamson’s continued development in his role.

CIBC PROXY CIRCULAR	40

Compensation Discussion and Analysis

Performance	Weight	Multiplier	▶	Pay Element ($ unless otherwise noted)	2013	2012	2011
EPS	40%	95%		Cash Incentive	1,393,600	1,248,000	1,078,000
SBU Scorecard	40%	113%		Mid-term Incentives(1)	1,672,320	1,550,000	1,302,833
Individual	20%	90%		Options	418,080	400,000	314,167
Total	100%	101.0%		Total Incentive	3,484,000	3,198,000	2,695,000
				% of Target Incentive	101.0	98.4	89.8
				Base Salary	750,000	750,000	750,000
				TDC	4,234,000	3,948,000	3,445,000
				% of Target TDC	100.8	98.7	91.9

(1)	In 2013, includes PSUs. In 2012 and 2011, includes BVUs and PSUs. In 2011, a portion of the annual cash bonus award was converted to BVUs to meet the minimum 60% incentive deferral rate and is reflected above.

Mr. Dodig

As the Group Head of Wealth Management, Mr. Dodig is responsible for leading CIBC Wood Gundy, CIBC Investor’s Edge, CIBC Private Wealth Management and CIBC Asset Management, including both the mutual fund company and the investment management activities of the group.

Under Mr. Dodig’s leadership and in alignment with CIBC’s strategy to expand its Wealth Management business in the U.S., CIBC announced its intention to acquire Atlantic Trust in April of 2013. CIBC also continued to grow its domestic assets. Supported by CIBC’s retail distribution network, Wealth Management achieved 19 consecutive quarters of positive retail net sales of long-term mutual funds and record long-term net sales.

Mr. Dodig actively supported senior management of Bank of N.T. Butterfield & Son Ltd. and American Century Investments in advising them on their respective strategies. In addition, Mr. Dodig increased executive bench strength in Wealth Management and was a strong sponsor of CIBC’s talent management and leadership development program.

Based on the formulaic calculation, as illustrated below, the Board approved final TDC for Mr. Dodig of $3.832 million, a 22.6% increase over 2012 TDC, primarily attributable to a 2013 target increase approved by the Board to reflect Mr. Dodig’s continued development in his role.

Performance	Weight	Multiplier	▶	Pay Element ($ unless otherwise noted)	2013	2012	2011
EPS	40%	95%		Cash Incentive	1,232,800	874,000	922,000
SBU Scorecard	40%	114%		Mid-term Incentives(1)	1,479,360	1,200,000	1,140,833
Individual	20%	105%		Options	369,840	300,000	242,167
Total	100%	104.5%		Total Incentive	3,082,000	2,374,000	2,305,000
				% of Target Incentive	104.5	96.9	107.2
				Base Salary(2)	750,000	750,000	646,000
				TDC	3,832,000	3,124,000	2,951,000
				% of Target TDC(3)	103.6	97.6	101.8

(1)	In 2013, includes PSUs. In 2012 and 2011, includes BVUs and PSUs. In 2011, a portion of the annual cash bonus award was converted to BVUs to meet the minimum 60% incentive deferral rate and is reflected above.

(2)	In fiscal 2011, Mr. Dodig’s salary represents five months at $500,000 and seven months at $750,000 reflecting his appointment as a member of the SET on March 28, 2011.

(3)	For 2011, represents TDC as a percentage of the full-year TDC target (i.e., including base salary on a full-year basis, rather than the pro-rated amount.)

41	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Back-testing of NEO TDC versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2008 through October 31, 2013, with the cumulative TSR of the S&P/TSX Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO TDC over this same period demonstrates the strong alignment of pay with performance.

(1)	With dividends reinvested.

(2)	CIBC NEO TDC is the sum of base salary, annual cash bonus, mid-term incentives, grant date value of stock options and the value of any SERP benefit. For comparability of annual amounts, the lowest paid NEO has been excluded for 2008 as CIBC reported six NEOs for that year. The figures set out above show 2008 CIBC NEO TDC expressed as $100 compared to TDC for subsequent years.

Cost of management ratio (COMR)(1)

The table below summarizes NEO compensation as a percentage of net income after tax (NIAT) over the past three fiscal years. While the composition of the NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts.

Year	NEO Compensation(2) ($000s)	NIAT(3) ($000s)	NEO Compensation as a % of NIAT(3)
2013	27,153	3,400,000	0.80%
2012	25,458	3,339,000	0.76%
2011	25,820	2,878,000	0.84%

(1)	COMR is not a defined term under Canadian securities legislation and is not a GAAP measure. As a result, CIBC’s COMR may not be directly comparable to that of other companies.

(2)	CIBC NEO TDC is the sum of base salary, annual cash bonus, mid-term incentives, grant date value of stock options and the value of any SERP benefit.

(3)	COMR based on adjusted net income was 0.75% for 2013, 0.75% for 2012 and 0.81% for 2011. A reconciliation of reported to adjusted net income is provided on page 58.

CIBC PROXY CIRCULAR	42

Compensation Disclosure

Summary compensation table

The following table discloses compensation for the CEO, the CFO and the other three most highly compensated executive officers of CIBC (collectively, the NEOs) for the fiscal years indicated.

								Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)		Share-based Awards(1) (PSUs) ($)		Option-based Awards(2) ($)		Annual Incentive Plans (cash bonus)		Long-term Incentive Plans (BVUs)(3)		Pension Value (4) ($)		All Other Compensation(5)(6)(7) ($)	Total Compensation ($)
Gerry McCaughey President and Chief Executive Officer	2013	1,500,000		3,743,520		935,880		3,119,600		—		717,000		—	10,016,000
	2012	1,500,000		1,920,000		960,000		2,944,000		1,920,000		687,000		—	9,931,000
	2011	1,500,000		1,920,000		960,000		3,404,000		2,226,000		591,000		—	10,601,000
Kevin Glass Chief Financial Officer	2013	637,500	(8)	824,640		206,160		687,200		—		214,000		2,250	2,571,750
	2012	550,000	(8)	400,000		200,000		611,000		400,000		199,000		2,634	2,362,634
	2011	417,000	(8)	268,333		134,167		486,000		326,500		260,000		863	1,892,863
Richard Nesbitt Chief Operating Officer	2013	750,000		3,097,559	(9)	774,390	(9)	2,555,623	(9)	—		231,000	(9)	—	7,408,572
	2012	750,000		1,623,453	(9)	811,727	(9)	2,334,561	(9)	1,623,453	(9)	212,000	(9)	—	7,355,194
	2011	750,000		1,635,951	(9)	817,975	(9)	2,786,884	(9)	1,726,399	(9)	175,000	(9)	—	7,892,209
David Williamson(10) Group Head, Retail and Business Banking	2013	750,000		1,672,320		418,080		1,393,600		—		197,000		2,250	4,433,250
	2012	750,000		775,000		400,000		1,248,000		775,000		178,000		2,250	4,128,250
	2011	750,000		628,333		314,167		1,078,000		674,500		131,000		2,250	3,578,250
Victor Dodig Group Head, Wealth Management	2013	750,000		1,479,360		369,840		1,232,800		—		140,000		2,250	3,974,250
	2012	750,000		600,000		300,000		874,000		600,000		129,000		2,250	3,255,250
	2011	646,000	(11)	484,333		242,167		922,000		656,500		353,000		2,419	3,306,419

(1)	Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. PSUs are valued based on the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1st for the specified fiscal year.

Vested PSUs pay out at the end of three years. For PSUs granted in December 2013 for fiscal 2013, vesting is based on CIBC’s ROE and TSR performance relative to our peer group. For PSUs granted prior to December 2013, vesting is based on CIBC’s ROE performance relative to our peer group. The settlement of PSUs will be made in cash at which time each unit will be valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days before December 1, 2016, December 1, 2015 or December 1, 2014, as the case may be, depending on the year of the grant. Dividend equivalents are paid quarterly on 100% of the number of PSUs granted and no adjustments will be made to these amounts based on the actual number of PSUs that vest. See note (7).

(2)	The option values shown are the grant date fair values and are determined using the Black-Scholes methodology as calculated by an external consulting firm. The Committee and Board consider this methodology appropriate in valuing option grants for compensation purposes, and it is a typical market approach to valuing options for this purpose. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

For annual grants made in December 2013 for fiscal 2013, the key Black-Scholes assumptions used were a risk-free rate of 2.69%, a dividend yield of 4.24%, share price volatility of 16.9% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2013 is approximately $9.19 per option. This is different than the methodology used for accounting fair value for financial statements purposes, which resulted in a value of approximately $9.58 per option granted or a total of $974,880 for Mr. McCaughey (for a difference of $39,687), $214,755 for Mr. Glass (for a difference of $8,743), $806,655 for Mr. Nesbitt (for a difference of $32,839), $435,507 for Mr. Williamson (for a difference of $17,729), and $385,250 for Mr. Dodig (for a difference of $15,683) for the options granted for fiscal 2013.

For annual grants made in December 2012 for fiscal 2012, the key Black-Scholes assumptions used were a risk-free rate of 1.71%, a dividend yield of 4.79%, share price volatility of 23.4% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2012 is approximately $9.61 per option. This is different than the methodology used for accounting fair value for financial statements purposes, which resulted in a value of approximately $6.78 per option granted or a total of $677,159 for Mr. McCaughey (for a difference of $282,649), $141,078 for Mr. Glass (for a difference of $58,887), $572,571 for Mr. Nesbitt (for a difference of $238,994), $282,150 for Mr. Williamson (for a difference of $117,770), and $211,611 for Mr. Dodig (for a difference of $88,327) for the options granted for fiscal 2012.

For annual grants made in December 2011 for fiscal 2011, the key Black-Scholes assumptions used were a risk-free rate of 2.12%, a dividend yield of 5.03%, share price volatility of 26.4% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2011 is approximately $10.22 per option. This is different than the methodology used for accounting fair value for financial statements purposes, which resulted in a value of approximately $8.00 per option granted or a total of $751,248 for Mr. McCaughey (for a difference of $208,471), $104,992 for Mr. Glass (for a difference of $29,135), $640,104 for Mr. Nesbitt (for a difference of $177,629), $245,856 for Mr. Williamson (for a difference of $68,225) and $189,512 for Mr. Dodig (for a difference of $52,590) for the options granted for fiscal 2011.

(3)	Amounts shown represent the grant value of the BVUs awarded under the BVU Plan for the specified fiscal years. BVUs are valued based on the book value of CIBC determined in accordance with IFRS, divided by the number of outstanding CIBC common shares as of the applicable grant date and, when paid out after vesting, as of the applicable vesting date, in accordance with and subject to the terms of the BVU Plan. BVUs vest at the end of three years. The number of BVUs awarded to an NEO is adjusted quarterly for dividends paid during the fiscal year and also to reflect any common share issuances or repurchases. The last award granted under this plan was in December 2012 for fiscal 2012.

(4)	Amounts shown represent the compensatory change in defined benefit pension obligations, as shown in the pension table on page 52 for fiscal 2013.

(5)	The value of perquisites for each NEO is not greater than the lesser of $50,000 and 10% of salary and, as provided under Canadian securities law, is therefore not included in “All Other Compensation”.

43	CIBC PROXY CIRCULAR

Compensation Disclosure

(6)	Amounts shown include any CIBC contributions for the NEOs to the Employee Share Purchase Plan (ESPP). Under the ESPP, employees can contribute up to 10% of their annual base earnings to acquire CIBC common shares, and CIBC contributes an amount equal to 50% of the employee’s contribution up to 3% of annual base earnings (subject to an annual individual limit of $2,250). For Mr. Glass, the 2012 amount shown includes CIBC contributions of $384 for the period November 1, 2011 through December 31, 2011, and $2,250 within the remainder of fiscal 2012. For Mr. Dodig, the 2011 amount shown includes CIBC contributions of $169 for the period November 1, 2010 through December 31, 2010, and $2,250 within the remainder of fiscal 2011.

(7)	Disclosure of dividend equivalent amounts earned from PSU, Deferred Share Unit (DSU), BVU, Restricted Share Award (RSA), Retirement Special Incentive Program (RSIP) and Retirement Deferred Share Units (RDSU) awards that were granted in prior years is not required as the dividend equivalents were factored into the disclosed grant date fair value of the awards. For information, the dividend equivalent amounts for fiscal 2013, 2012 and 2011 are as follows: $2,680,305, $2,488,490 and $1,984,954 for Mr. McCaughey; $129,610, $72,094 and $43,694 for Mr. Glass; $940,896, $823,050 and $474,976 for Mr. Nesbitt; $424,716, $367,747 and $224,742 for Mr. Williamson; and $239,918, $147,408 and $100,337 for Mr. Dodig. Figures for prior years have been adjusted to reflect timing differences and to include dividend equivalents paid in relation to the actual number of PSUs that vested in 2012. For PSUs granted prior to 2010, an adjustment was made to the dividends paid based on the actual number of PSUs that vested.

Effective with awards for fiscal 2009, annual grants of RSAs are no longer made to the SET members and therefore, no awards are shown in the Summary Compensation Table. For additional information, see the descriptions contained in the 2009 Management Proxy Circular.

The RDSU and RSIP plans are no longer active and no grants were made under either of these plans for the years covered in the Summary Compensation Table. For additional information, see the descriptions contained in the 2000 and 1999 Management Proxy Circulars. CIBC hedges the RDSU plan through a total return swap arrangement with a third party financial institution. For the RSIP plan, funding for the grants was paid into a trust which purchased CIBC common shares in the open market and, at that time, CIBC’s compensation liability in respect of these grants was eliminated. There are currently two remaining participants who hold RSIP awards. Mr. McCaughey is the only NEO who does so. For Mr. McCaughey the number of units, and market value of RSIP and RDSU awards are included in the “Incentive plan awards” table on page 45. The settlement and payout of RSIP and RDSU awards are subject to a mandatory deferral, until retirement or other termination of employment. These amounts offset other forms of incentive compensation for each of the years in which allocations were made.

(8)	Mr. Glass’ fiscal 2013 salary represents six months at $600,000 and six months at $675,000. Mr. Glass’ fiscal 2012 salary represents six months at $500,000 and six months at $600,000. Mr. Glass’ fiscal 2011 salary represents five months at $300,000 and seven months at $500,000, reflecting his appointment as CFO and a member of the SET on March 28, 2011.

(9)	In fiscal 2009, Mr. Nesbitt was granted participation in the SERP effective from his 2008 date of hire with CIBC. The economic value of his annual SERP benefit accrual is offset each year against his annual cash bonus and deferred incentive compensation awards. The share-based, option-based, annual cash bonus and BVU amounts shown in the table for Mr. Nesbitt reflect a reduction of $254,428 for fiscal 2013 in respect of SERP benefits accrued for fiscal 2013, a reduction of $248,806 for fiscal 2012 in respect of SERP benefits accrued for fiscal 2012 and a reduction of $207,791 for fiscal 2011 in respect of SERP benefits accrued for fiscal 2011.

(10)	Mr. Williamson held the role of CFO until March 27, 2011.

(11)	Mr. Dodig’s fiscal 2011 salary represents five months at $500,000 and seven months at $750,000, reflecting his appointment as Group Head, Wealth Management on March 28, 2011.

Incentive plan awards – value vested or earned during the financial year

The following table sets out information concerning the value of incentive plan awards vested or earned by each NEO during fiscal 2013.

Name	Option-based Awards Value Vested During the Year(1) ($)	Share-based Awards Value Vested During the Year(2) ($)	Non-Equity Compensation (Annual Incentive Plan and BVUs) Value Earned or Vested During the Year(3) ($)
Gerry McCaughey	1,612,659	2,316,346	5,874,055
Kevin Glass	19,022	58,160	687,200
Richard Nesbitt	413,664	1,439,362	4,267,085
David Williamson(4)	183,894	679,526	2,201,541
Victor Dodig	384,980	252,238	1,232,800

(1)	Represents the total value of stock options that vested during fiscal 2013. The value is equal to the difference between the exercise price of the options and the closing price of CIBC common shares on the TSX on the vesting date. The NEO may not have exercised the options on that date or subsequently, and the amount shown accordingly may not reflect an actual amount, if any, realized by the NEO. The value of exercised and unexercised options is included on the following page.

(2)	Represents the total value of RSAs and PSUs that vested and paid out during fiscal 2013. The performance factor applied to the PSUs granted for fiscal 2009 to determine the final amount paid out to participants was 125%, based on CIBC’s relative ROE performance versus the relevant peer group for the period November 1, 2009 to October 31, 2012.

(3)	Represents the total value of annual cash bonus awards for fiscal 2013 which are also disclosed in the Summary Compensation Table under the “Non-equity Incentive Plan Compensation” column, and the total value of the BVUs that vested and paid out during fiscal 2013.

(4)	In fiscal 2010, Mr. Williamson was awarded a one-time grant of DSUs further to his offer of employment. This one-time award, which vests 20% over five years beginning June 28, 2011 and ending June 28, 2015, assisted in providing a competitive mid-career hire retirement arrangement. The value of the DSUs that vested during fiscal 2013 is not included in these figures as this is not an incentive plan award and these amounts have not been paid out. The value of these outstanding vested DSUs as at October 31, 2013 is disclosed on the following page.

CIBC PROXY CIRCULAR	44

Compensation Disclosure

Incentive plan awards – outstanding option and share-based awards

The following table shows option-based, share-based and BVU awards previously awarded to the NEOs that remain outstanding at October 31, 2013. While disclosure is not required of stock option exercise gains and BVUs (as BVUs are not share-based compensation), this disclosure is included below for information.

		Option-based Awards(1)						Share-based and BVU Awards(2)
Name	Compensation Year	Securities Underlying Unexercised Options (#)		Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the- money Options ($)	Value of Options Exercised(4) ($)	Plan	Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested at Threshold ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Gerry	1999	—		—	—	—	—	RDSU(5)	—	—	1,554,706
McCaughey	2003	—		—	—	—	—	RSIP(5)	—	—	33,302,054
	2004	—		73.10	01-Dec-2014	—	307,835
	2005	50,000	(6)	70.00	31-Aug-2015	935,000	1,589,863
	2006	40,862		96.25	11-Dec-2016	—	—
	2007	70,045		79.55	09-Dec-2017	640,912	—
		—		49.75	07-Dec-2018	—	854,314
	2008	—		49.75	07-Dec-2018	—	733,320
	2009	10,074		70.66	06-Dec-2019	181,735	481,116
	2010	47,080		78.50	05-Dec-2020	480,216	—	PSU	21,925	1,458,561	—
								BVU(7)	93,244	3,864,035	—
	2011	93,906		71.54	04-Dec-2021	1,611,427	—	PSU	27,400	1,822,785	—
								BVU	79,895	3,310,867	—
	2012	99,876		80.10	09-Dec-2022	858,934	—	PSU	24,198	1,609,772	—
								BVU	55,669	2,306,921	—
Kevin	2009	8,060		70.66	06-Dec-2019	145,402	—
Glass	2010	5,749		78.50	05-Dec-2020	58,640	—	PSU	3,123	207,758	—
	2011	13,124		71.54	04-Dec-2021	225,208	—	PSU	3,829	254,724	—
								BVU	11,719	485,626	—
	2012	20,808		80.10	09-Dec-2022	178,949	—	PSU	5,041	335,353	—
								BVU	11,597	480,595	—
Richard	2008	—	(8)	66.79	02-Mar-2018	—	709,546
Nesbitt		—	(8)	66.79	02-Mar-2018	—	593,901
		—		49.75	07-Dec-2018	—	371,416
	2009	6,260		70.66	06-Dec-2019	112,930	183,303
	2010	39,320		78.50	05-Dec-2020	401,064	—	PSU	18,311	1,218,139	—
								BVU(7)	64,960	2,691,937	—
	2011	80,013		71.54	04-Dec-2021	1,373,023	—	PSU	23,347	1,553,159	—
								BVU	61,964	2,567,805	—
	2012	84,450		80.10	09-Dec-2022	762,270	—	PSU	20,460	1,361,102	—
								BVU	47,071	1,950,618	—
David	2008	90,000	(9)	66.79	02-Mar-2018	1,971,900	—
Williamson		20,562		49.75	07-Dec-2018	800,890	—
	2009	11,821		70.66	06-Dec-2019	213,251	—
	2010	13,686		78.50	05-Dec-2020	139,597	—	DSU(10)	3,818	338,657	508,051
								PSU	6,373	423,964	—
								BVU(7)	24,727	1,024,683	—
	2011	30,732		71.54	04-Dec-2021	527,361	—	PSU	8,967	596,530	—
								BVU	24,208	1,003,188	—
	2012	41,615		80.10	09-Dec-2022	357,889	—	PSU	9,767	649,750	—
								BVU	22,470	931,154	—
Victor	2006	6,262		96.25	11-Dec-2016	—	—
Dodig	2007	3,559		79.55	09-Dec-2017	32,565	—
	2008	16,739		49.75	07-Dec-2018	651,984	101,092
	2009	26,193		70.66	06-Dec-2019	472,522	—
	2010	18,066		78.50	05-Dec-2020	184,273	—	PSU	9,815	652,943	—
	2011	23,689		71.54	04-Dec-2021	406,503	—	PSU	6,912	459,821	—
								BVU	23,563	976,437	—
	2012	31,211		80.10	09-Dec-2022	268,415		PSU	7,561	502,996	—
								BVU	17,396	720,893	—

(1)	Stock options are in respect of CIBC common shares. Stock options granted before the annual stock option grant in December 2010 generally vest over four years in equal installments on the anniversary of the grant date. Beginning with annual stock option grants in December 2010, options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

45	CIBC PROXY CIRCULAR

Compensation Disclosure

(2)	Vested PSUs pay out at the end of three years. For PSUs granted in December 2013, the number of units that vest is based on CIBC’s ROE and TSR performance relative to our peer group. For PSUs granted prior to December 2013, the number of units that vest is based on CIBC’s ROE performance relative to our peer group. The number of PSUs shown reflect 100% of the original grant; the market value or payout value reflects vesting of 75% of the original grant, which is the minimum percentage.

DSUs generally vest over five years, but are not payable until the termination of employment, retirement or death.

While BVUs are not share-based compensation, and are not therefore required to be disclosed other than at grant and payout, they are disclosed for information in this table. BVUs vest and pay out at the end of three years, with the unit price based on the book value of CIBC common shares. Dividends, share repurchases and new common share issues affect the number of BVU units that ultimately vest. The last award granted under this plan was in December 2012.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

(4)	The value of options exercised is the proceeds received in fiscal 2013 from the exercise of options granted in previous years, before deductions for taxes and commissions.

(5)	Includes, for Mr. McCaughey, RDSU and RSIP awards that have met time and performance-based vesting conditions but are not payable until termination of employment or retirement. While disclosure is not required of the number of units which have vested and not paid out, disclosure is provided for information: as at October 31, 2013, there were 17,528 RDSUs and 375,446 RSIP units.

(6)	Mr. McCaughey received a special grant of 250,000 options upon his appointment as CEO, which time vest in equal installments over five years. The vesting of this award is also conditional on CIBC achieving a TSR that is equal to or greater than the average of the CIBC peer group for specified performance periods. This grant will only have realizable value if and when these performance conditions are met. The performance condition was met in each of the five years other than 2008. Vesting for the balance of these options may occur if the relative TSR performance condition is met before the end of the term of the options.

(7)	In fiscal 2012, the number of BVU units for the 2010 awards were adjusted to account for the change in CIBC’s book value upon the conversion from CGAAP to IFRS on November 1, 2011.

(8)	The option grants to Mr. Nesbitt replaced lost compensation from his former employer.

(9)	Performance-conditioned options that were granted to Mr. Williamson under a special, one-time award that was made upon his appointment as CFO. The options have a 10-year term and vested in equal installments over four years from the date of grant. The award is also subject to performance-based vesting in that it is only exercisable if the weighted average trading price of CIBC common shares reaches $90.00 for a period of at least 20 consecutive trading days on the TSX within the period from the grant date to the end of the term of the options. The performance condition was met on November 26, 2013.

(10)	A one-time grant awarded to Mr. Williamson in fiscal 2010, further to his offer of employment. This one-time award, which vests 20% over five years beginning June 28, 2011 and ending June 28, 2015, assisted in providing a competitive mid-career hire retirement arrangement. Once vested, DSU awards are payable at termination of employment, retirement or death.

Equity ownership of named executive officers at October 31, 2013

To promote alignment between executives and the shareholder experience, all executives and Managing Directors are expected to meet minimum equity ownership levels outlined below. Equity ownership for this purpose includes all direct equity ownership, as well as any shares held in the ESPP and unvested units under deferred incentive compensation programs. It does not include the value of any in-the-money option grants or BVUs. Newly appointed executives and external hires are expected to meet the guidelines within five years of appointment, while executives promoted to a more senior executive level are expected to meet the higher guidelines within three years of promotion.

Employees, including executives, are prohibited from using hedging strategies designed to monetize or reduce market risk associated with share-based compensation.

Level	Multiple of Base Salary	Post-retirement Hold Period
President and CEO	6.0	Two years
SET	4.0	One year
Executive Vice-President, Senior Vice-President, Vice-President and Managing Director	Up to 3.0 (varies by level)	None

The equity ownership guideline for SET was increased in 2013 from 3.0 times base salary to 4.0 times base salary, effective 2016.

The CEO is expected to hold a minimum of $6,000,000 in CIBC common shares or share-equivalents for two years after retirement, while other SET members are required to maintain the minimum equity ownership levels for one year after retirement. For Mr. McCaughey, common share equivalents that vest or that are paid out during this period are deemed to be held for the required period.

CIBC PROXY CIRCULAR	46

Compensation Disclosure

The following table sets out the value of CIBC equity holdings for the NEOs.

Name	Minimum Equity Ownership Guideline (Multiple of Base Salary)	Equity Ownership Value(1) ($)			Actual Ownership(1) (Multiple of Base Salary)	Minimum Equity Ownership Guideline Met
		ESPP and Share Equivalents	Direct Ownership	Total
Gerry McCaughey	6.0	41,378,249	—	41,378,249	27.6	✓
Kevin Glass(2)	4.0	1,087,396	26,610	1,114,006	1.7	On Track
Richard Nesbitt	4.0	5,509,866	1,243,397	6,753,263	9.0	✓
David Williamson	4.0	3,178,593	17,740	3,196,333	4.3	✓
Victor Dodig	4.0	2,238,804	1,435,255	3,674,059	4.9	✓

(1)	Value is based on the fiscal year-end share price of $88.70 at October 31, 2013 and includes direct ownership as well as shares held under the ESPP and vested and unvested share-equivalent units under certain deferred incentive compensation plans (PSUs, DSUs, RSAs, RSIP units and RDSUs). BVUs and the in-the-money value of option grants are not included.

(2)	Mr. Glass was appointed as of March 28, 2011 and has three years from that date to meet his original equity ownership guideline of 3.0 times base salary. In addition, the guideline for SET was increased in 2013 to 4.0 times base salary, effective 2016.

Securities authorized for issuance under equity compensation plans

The following table provides information at October 31, 2013 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury. In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors.

	A	B	C
Equity Compensation Plans	Number of Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)
Approved by security holders	4,308,244	74.35	4,546,607
Not approved by security holders	Nil	Nil	Nil
Total	4,308,244	74.35	4,546,607

The provisions of the ESOP are summarized on the following page.

47	CIBC PROXY CIRCULAR

Compensation Disclosure

Employee Stock Option Plan (ESOP)

Eligibility	•	Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the Committee
Term	•	10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below)
Vesting	•	Beginning with grants issued in December 2010, vesting is 50% on each of the third and fourth anniversaries of the grant date
Exercise Price	•	Set by the Committee, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant
	•	CIBC has established a stock option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options
	•	Where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee
Securities Reserved for Issue	•	The number of shares which may be issued from treasury cannot exceed 42,634,500
Limit on Individual Grants	•	The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding
Termination	•	Resignation or termination of employment with cause: options are forfeited after 30 days
	•	Termination of employment without cause: options remain outstanding and exercisable for the length of the employee severance period
	•	Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older
Blackout Period Extension	•	The term of options issued under the ESOP that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to internal CIBC trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end
Stock Appreciation Rights (SARs)	•	CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs. There are currently no outstanding options with SARs attached to them
Financial Assistance	•	Loans to assist employees in exercising their options may be made provided they do not exceed the employee’s annual salary at the time of the loan, and they have the same terms as loans made to employees to purchase shares of CIBC. No such loans were outstanding at October 31, 2013
Assignability	•	ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign his or her rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval

Amendments	•	The Committee and Board may amend the ESOP from time to time. Shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):
		–	increasing the number of common shares that can be issued under the ESOP
		–	reducing the strike (exercise) price of an outstanding option
		–	extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date
		–	changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes
		–	expanding the categories of individuals eligible to participate in the ESOP
		–	amending the ESOP to provide for other types of compensation through equity issuance
Clawback	•	A clawback for misconduct may be applied for any individual who willfully engages in misconduct that results in a material restatement of CIBC’s financial statements or a significant loss to CIBC

CIBC PROXY CIRCULAR	48

Compensation Disclosure

Non-Officer Director Stock Option Plan (DSOP)

In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors. The Board may not amend the DSOP unless all approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied.

Options outstanding and available for grant at December 31, 2013

The following table provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

	A		B			C = A+B
	Options Outstanding		Options Available for Grant			Total
Plan	#	% of Common Shares Outstanding	#		% of Common Shares Outstanding	#	% of Common Shares Outstanding
ESOP(1)	4,835,621	1.21	3,756,288		0.94	8,591,909	2.16
DSOP	—	—	74,000	(2)	0.02	74,000	0.02
Total	4,835,621	1.21	3,830,288		0.96	8,665,909	2.18

(1)	At October 31, 2013, the total number of options outstanding was 4,308,244, the total number of options available for grant was 4,546,607 and the total number of common shares outstanding was 399,249,736 (including treasury shares).

(2)	Although common shares remain reserved under the DSOP, as disclosed above, the Board amended the DSOP and determined that no further options would be granted to directors.

The use of stock options has a direct impact on earnings per common share by increasing the actual number of common shares outstanding (as options are exercised) and the potential number of common shares outstanding (as options are granted). CIBC continues to take a conservative approach to the use of stock options as part of our total compensation package and has made option grants representing less than or equal to 0.3% of common shares outstanding (the “burn rate”) for each of the past ten fiscal years, which is a lower burn rate than the maximum standard recommended by governance groups. This conservative approach is reflected in the measures of stock option usage reported below.

Measure(1)	2013	2012	2011
Dilution
• number of options granted but not exercised / total number of common shares outstanding at the end of the fiscal year	1.08%	1.08%	1.19%
Overhang
• (number of options available to be granted + options granted but not exercised) / total number of common shares outstanding at the end of the fiscal year	2.22%	2.38%	2.67%
Burn Rate
• total number of options granted in a fiscal year / total number of common shares outstanding at the end of the fiscal year	0.21%	0.18%	0.10%

(1)	Both the ESOP and the DSOP programs (described beginning on page 48) are included in the above calculations, as applicable. All figures are calculated as a percentage of common shares outstanding (including outstanding treasury shares).

49	CIBC PROXY CIRCULAR

Compensation Disclosure

Deferred incentive compensation plans

The following describes the mid- and long-term incentive programs for the SET. In setting and amending these plans, management recommends the terms and conditions of any new plan or any material amendment to existing plans to the Committee, which in turn reviews and makes recommendations to the Board of Directors on any new plan or material amendments. Annually, the Committee reviews: (1) an assessment by CIBC’s control functions of plan compliance with regulatory requirements and with CIBC’s risk management, governance, control and policy requirements; and (2) scenario and/or back-testing analyses. There were no material amendments to these plans in fiscal 2013.

Prior to 2013, the CEO and SET received awards granted under the Book Value Unit Plan. The last award granted under the Book Value Unit Plan was in December 2012. For further disclosure regarding this Plan, see the descriptions contained in the 2010, 2011, 2012 and 2013 Management Proxy Circulars.

	Options	Performance Share Units	Deferred Share Units
Grant / Administration

•    Grants are typically awarded as a dollar amount.

•    Number of options granted is based on:

–   the dollar value of the award; and

–   the Black-Scholes valuation of the option.

•    The exercise price is equal to or higher than the closing price of CIBC common shares on the TSX on the trading day immediately before the grant date.

•    Once vested, may be exercised over a 10-year period from the grant date.

•    Grants are typically awarded as a dollar amount.

•    Number of PSUs granted is based on:

–   the dollar value of the award; and

–   the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date (e.g., December 1 for annual grants).

•    Dividend equivalents are paid in cash during the vesting period based on 100% of the PSUs and no adjustments are made to these amounts based on the actual vesting of the PSUs.

•    CIBC hedges these obligations(1).

•    Grants are typically awarded as a dollar amount.

•    Number of DSUs granted is based on:

–   the dollar value of the award; and

–   the average closing price of CIBC common shares on the TSX for the 10 trading days preceding the grant date.

•    Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.

•    CIBC hedges these obligations(1).

Performance Conditions / Deferral	—

•    PSUs are subject to satisfaction of additional performance criteria at time of vesting based on:

–   for awards granted beginning in December 2013, CIBC’s TSR and ROE performance compared with CIBC’s peer group; and

–   for awards granted prior to December 2013, CIBC’s ROE performance compared with CIBC’s peer group.

• DSUs allow for longer deferrals than the typical three-year limit in Canada.
Performance Period	• 10 years.	• 3 years.	• 3 years.
Vesting	• Beginning with grants for fiscal 2010 and thereafter, stock options vest 50% on each of the third and fourth anniversaries of the grant date (previously options vested 25% annually).	• Vest at the end of the three-year period.	• The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions.
Payout / Payout Price	—

•    Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.

•    Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

•    Vested DSUs pay out in cash after the termination of employment, subject to Plan termination provisions and income tax requirements.

•    The payout price is the average closing price of CIBC common shares on the TSX over the 10 trading days preceding the participant’s termination date.

Clawback	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(2).	• Grants for fiscal 2010 and thereafter, are subject to: – clawback in the event of misconduct(3); and – cancellation in certain cases for unexpected losses(4).	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(3).

CIBC PROXY CIRCULAR	50

Compensation Disclosure

(1)	To minimize CIBC’s financial exposure for PSU and DSU plans, CIBC hedges its financial exposure resulting from changes in CIBC share value through a total return swap arrangement with a third party financial institution.

(2)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from stock options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding stock options that vested within the previous 12 months will be cancelled.

Misconduct	is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) willful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

(3)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs, BVUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (2) above.

(4)	The performance clawback provisions provide that in the event of an unexpected loss for CIBC, the SBUs or key lines of business that is greater than, or equal to, the aggregate of the last three years of NIBT, CIBC has discretion to cancel up to 100% of that year’s vesting BVUs and PSUs, where CIBC determines a participant’s negligence or certain failures substantially contributed to the loss. The clawback can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated infrastructure group.

Pension arrangements

Pension and Supplemental Executive Retirement Plan (SERP) benefits are considered an integral part of total compensation for executives, including the NEOs. All NEOs participate in the registered defined benefit CIBC Pension Plan on either a contributory or non-contributory basis, on the same basis as other CIBC employees. In addition, the NEOs have been designated by the Committee to be eligible for SERP benefits. SERP benefits for Canadian participants are secured through a trust fund, in the event of plan wind-up. Each year, CIBC makes a contribution to or receives a refund from the SERP trust fund to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

Under the terms of the SERP, the NEOs receive a pension benefit based on the following provisions:

Pension Formula	• 2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.
Limits on Final Average Earnings	• $2,300,000 for Mr. McCaughey and $913,500 for the other NEOs.
Final Average Earnings (subject to specified dollar limits as shown above)

•   The sum of:

– the average of the best consecutive five years of salary in the last 10 years before retirement; and

– the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

Reduction for Early Retirement

•   Pensions are reduced by 4% for each year that retirement age precedes age 61 (with the exception that Mr. McCaughey, in accordance with and subject to certain conditions in his employment contract, became eligible for an unreduced pension at age 55).

Government Pension Adjustment	• Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time.
Form of Pension

•   Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.

Additional Pension from Employee Contributions	• Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

51	CIBC PROXY CIRCULAR

Compensation Disclosure

The following table shows years of credited service, estimated annual pension payable and changes in the present value of defined benefit obligation for the NEOs from October 31, 2012 to October 31, 2013. The changes have been calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in CIBC’s financial statements for fiscal 2013.

Defined Benefit Plans
Name	Number of Years of Credited Service(2) (#)	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(5)(6) ($)	Compensatory Change(6)(7) ($)	Non- Compensatory Change(6)(8) ($)	Closing Present Value of Defined Benefit Obligation(5)(6) ($)
		At October 31, 2013(3)	At Age 65(4)
Gerry McCaughey	32.7	1,507,000	1,610,000	22,430,000	717,000	41,000	23,188,000
Kevin Glass	4.5	82,000	250,000	695,000	214,000	8,000	917,000
Richard Nesbitt	15.7	286,000	414,000	3,286,000	231,000	51,000	3,568,000
David Williamson	5.8	105,000	315,000	844,000	197,000	30,000	1,071,000
Victor Dodig	8.3	151,000	454,000	937,000	140,000	19,000	1,096,000

(1)	Represents the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings will be at or above the applicable maximum SERP covered compensation limit. The SERP pension will be offset by the maximum Canada Pension Plan benefit amount starting at age 65.

(2)	Reflects credited years of service at October 31, 2013. Certain NEOs have been provided periods of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation.

Mr. McCaughey was granted a SERP past service award of 10 years in fiscal 2004 in recognition of a portion of his past service with CIBC. At the time of Mr. McCaughey’s appointment as CEO, recognizing his remaining past service with CIBC and a CIBC-acquired organization, Mr. McCaughey was granted additional SERP past service credit, up to a maximum of 11.9 years, vesting at a rate of 1.7 years of SERP past service credit for each year of continued employment commencing on August 1, 2006. As of August 1, 2012, Mr. McCaughey was fully vested in the 11.9 years of past service credits. These past service credits are in addition to ongoing credited service in the SERP.

Mr. Nesbitt was granted participation in the SERP in fiscal 2009 retroactive to his 2008 date of hire with CIBC. The value of his annual SERP benefit accrual is offset each year against his annual cash bonus and deferred incentive compensation awards. In fiscal 2009, Mr. Nesbitt was also granted a SERP past service award recognizing his 10 years of past service with a CIBC-acquired organization, in lieu of a portion of the annual cash bonus and deferred incentive compensation awards.

These awards are fully vested and are included in the years of credited service set out above.

(3)	All amounts are vested.

(4)	NEOs are eligible to retire with an unreduced pension at age 61, other than Mr. McCaughey who is eligible for an unreduced pension at age 55, subject to certain conditions. The annual pension estimated to be payable at the later of unreduced retirement age or October 31, 2013 for each NEO is as follows:

Name	Estimated Annual Pension ($)
Gerry McCaughey	1,507,000
Kevin Glass	177,000
Richard Nesbitt	341,000
David Williamson	242,000
Victor Dodig	381,000

(5)	The present value of the defined benefit obligation is the present value of the projected pension earned for service up to October 31, 2013 or October 31, 2012, as indicated, including the additional years of service granted to Mr. McCaughey and Mr. Nesbitt.

(6)	These values are based on the same actuarial assumptions used for determining the year-end liability for CIBC’s Canadian pension plans which are disclosed in CIBC’s financial statements. The assumptions include:

–	an annual discount rate of 4.75% in measuring the accrued pension liability at October 31, 2013 as well as the compensatory change at October 31, 2013;

–	an annual discount rate of 4.55% in measuring the accrued pension liability at October 31, 2012;

–	an annual rate of increase for compensation of 3.0% before taking into account the limits on final average earnings for SERP for purposes of measuring the accrued pension liability at October 31, 2012 and October 31, 2013 as well as the compensatory change at October 31, 2013; and

–	assumed retirement rates reflecting CIBC Pension Plan experience.

No allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings under the SERP. The method for valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(7)	Compensatory change includes service cost net of employee contributions plus, where applicable, the impact on present value of defined benefit obligations of plan changes, increases in the maximum covered compensation limits, promotions, past service awards and any differences between actual and estimated earnings.

(8)	Non-compensatory change includes amounts attributable to interest accruing on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels, and changes in actuarial assumptions.

CIBC PROXY CIRCULAR	52

Compensation Disclosure

Mr. McCaughey’s employment contract

An employment contract was established with Mr. McCaughey, effective upon his appointment as President and Chief Executive Officer in August 2005, amended in November 2009, and renewed in May 2013. The key terms of this contract, as amended, are summarized below.

Officer	•	G.T. McCaughey, President and Chief Executive Officer
Effective Date	•	August 1, 2005
Base Salary	•	$1,500,000
Incentive Compensation (Annual Cash Bonus and Mid- and Long-Term Incentives)	•	The amount of annual cash bonus compensation for any fiscal year, commencing with fiscal 2009, is to be determined by the Committee at the end of the fiscal year. The amount of the annual bonus is based on:
		–	personal objectives and performance objectives for CIBC established for the fiscal year;
		–	financial performance of CIBC, including in comparison to the other five major Canadian banks for such year; and
		–	other relevant factors, on a basis consistent with CIBC executive compensation policies and past practices.
	•	Incentive compensation is allocated by CIBC in the form of annual cash bonus and mid- and long-term incentive awards (such as PSUs and options).
Equity Ownership Guidelines	•	Six times Mr. McCaughey’s annual salary during the term of employment with CIBC. Equity ownership guidelines apply for an additional two-year period upon retirement. Upon retirement, he is required to hold for the applicable period a minimum $6,000,000 in CIBC common shares or equivalents. For this purpose, common share equivalents that vest or that are paid out during this period are deemed to be held for the required period.
Pension	•	Mr. McCaughey participates in the SERP as described beginning on page 51.
	•	At the time of Mr. McCaughey’s appointment as CEO, recognizing his remaining past service with CIBC and a CIBC-acquired organization, Mr. McCaughey was granted additional SERP past service credit, up to a maximum of 11.9 years, vesting at a rate of 1.7 years of SERP past service credit for each year of continued employment commencing on August 1, 2006 and which became fully vested on August 1, 2012. These past service credits are in addition to ongoing credited service in the SERP.
	•	The maximum covered compensation limit in the SERP is to be reviewed annually. Mr. McCaughey’s SERP compensation limit is $2,300,000.
Termination of Employment Without Cause	•	Payment in lieu of notice equal to two times Mr. McCaughey’s:
		–	annual base salary; and
		–	three-year average annual cash bonus award.
	•	Mr. McCaughey may, in the alternative, receive entitlements as may be available under common law.
	•	Options will be eligible to vest over a two-year period from the date of termination in accordance with the normal vesting schedule and all vested options will be exercisable for their terms. Unvested PSU awards and BVU awards continue to be subject to time and, in the case of PSU awards, performance-based vesting requirements. In addition, certain of Mr. McCaughey’s options are subject to misconduct clawbacks and certain of his PSU awards and BVU awards are subject to misconduct and performance clawbacks.
	•	If Mr. McCaughey is terminated without cause, he is entitled to an unreduced pension under the SERP. The SERP entitlements are subject to Mr. McCaughey’s compliance with certain non-solicitation and non-competition conditions.
Retirement	•	On retirement from CIBC, Mr. McCaughey is entitled to an unreduced pension under the SERP. In these circumstances, his options, PSU awards and BVU awards continue to be subject to time and, where applicable, performance-based vesting requirements. The outstanding options, PSU awards and BVU awards will not vest if there is a material adverse subsequent event(1) relating to a prior period during which he served as President and Chief Executive Officer.
	•	The following conditions must also be met:
		–	Mr. McCaughey provides a minimum of three months’ notice of retirement; and
		–	Mr. McCaughey continues to comply with non-competition and non-solicitation conditions.
	•	On retirement from CIBC after attaining the age of 61, Mr. McCaughey’s PSU awards, BVU awards and options continue to be subject to time and performance vesting requirements subject to the foregoing two conditions relating to notice and non-competition and non-solicitation.
Change of Control	•	If Mr. McCaughey’s employment with CIBC is terminated after a change of control, he is entitled to receive the benefits under the Change of Control Policy (see next page). In addition, he is entitled to an unreduced pension under the SERP from the date of termination.
Special Option Grant	•	Upon his appointment as President and Chief Executive Officer, Mr. McCaughey received a special one-time grant of options to acquire 250,000 common shares of CIBC, which time vest in equal installments over five years and are subject to performance-based vesting conditions related to CIBC TSR compared with the TSR of CIBC’s peer group.
Use of the CIBC Plane	•	Any personal use by the CEO of the CIBC plane is subject to its availability and reimbursement by the CEO.

53	CIBC PROXY CIRCULAR

Compensation Disclosure

(1)	For this purpose, a material adverse subsequent event is defined as a material negative restatement of annual financial statements for any prior period in which Mr. McCaughey served as President and Chief Executive Officer or a material loss relating to business activities in such a prior period resulting in a reduction of 10% or more in CIBC’s book value from that immediately prior to the material loss.

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001 that covers 13 designated senior executive positions, including all of the NEOs, in recognition of the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an executive than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	•	Certain senior officers of CIBC, including each of the NEOs.
Coverage Period	•	24 months following the date of the change of control.
Trigger Events (i.e., “Double Trigger”)	•	The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:
		–	a change of control event occurs; and
		–	the executive’s employment is terminated without cause or the executive resigns during the coverage period for one of the reasons listed below, as specified in the policy:
			¡	a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;
			¡	a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;
			¡	a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or
			¡	any other change in the officer’s employment constituting constructive dismissal under applicable law.
Severance Benefits	•	Upon the “Double Trigger”, the greater of:
			–	two times the sum of annual salary and annual cash bonus(1); and
			–	the amount the executive may be entitled to under any employment contract or common law.
Vesting of Deferred Incentive Compensation and Pension	•	Upon the “Double Trigger”, all deferred incentive compensation awards and any unvested accrued pension, vest.
Pension Benefits	•	Upon the “Double Trigger”, pension is paid in accordance with the standard terms of the SERP, but with two years of service added to credited service (subject to an overall cap of 35 years of service).

(1)	In addition, a cash settlement of 10% of base salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

CIBC PROXY CIRCULAR	54

Compensation Disclosure

Post-employment benefits(1)

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause or on a change of control if the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

		Estimated Incremental Payment at October 31, 2013
Name	Compensation Element	Termination Without Cause ($)		Change of Control ($)
Gerry McCaughey	Cash	9,311,733	(2)	9,400,000	(3)
	Deferred Compensation Vesting	—		20,070,626	(4)
	Benefits	50,000	(5)	300,000	(6)

	Total Incremental Payment	9,361,733		29,770,626
	Annual Pension(7)	92,000		92,000
Kevin Glass	Cash	1,269,733	(8)	2,643,333	(9)
	Deferred Compensation Vesting	—		2,529,148	(4)
	Benefits	—		135,000	(6)

	Total Incremental Payment	1,269,733		5,307,481
	Annual Pension(7)	—		37,000
Richard Nesbitt	Cash	6,893,200	(8)	6,893,200	(9)
	Deferred Compensation Vesting	—		15,333,514	(4)
	Benefits	—		150,000	(6)

	Total Incremental Payment	6,893,200		22,376,714
	Annual Pension(7)	—		5,000
David Williamson	Cash	3,979,733	(8)	4,086,667	(9)
	Deferred Compensation Vesting	338,657	(10)	8,574,728	(4)
	Benefits	—		150,000	(6)

	Total Incremental Payment	4,318,390		12,811,395
	Annual Pension(7)	—		37,000
Victor Dodig	Cash	—		3,519,200	(9)
	Deferred Compensation Vesting	—		4,868,374	(4)
	Benefits	—		150,000	(6)

	Total Incremental Payment	—		8,537,574
	Annual Pension(7)	—		37,000

(1)	This table includes only contractually agreed upon severance amounts and does not include any greater potential common law entitlements arising in the event of termination of employment without cause. Upon resignation or termination with cause, no incremental amounts are payable.

(2)	See summary of Mr. McCaughey’s employment contract, “Termination of Employment without Cause” on page 53.

(3)	Mr. McCaughey is entitled to the greater of the amounts provided under the Change of Control Policy and his employment contract, if they both apply.

(4)	The values shown are for unvested units (PSUs, RSAs or DSUs, as applicable) and options based on the closing price of CIBC common shares of $88.70 on October 31, 2013. Unvested BVU awards have been valued based on CIBC’s book value per share of $41.44 at October 31, 2013. The values shown are only payable if a change of control occurs and the executive’s employment is terminated.

(5)	In the event of termination without cause, Mr. McCaughey is entitled to reimbursement for costs related to legal and financial planning advice, not to exceed $50,000.

(6)	In lieu of continued participation in CIBC’s pension, health and welfare benefit plans, the NEO would receive a cash payment equal to 10% of the amount representing base salary in the Change of Control severance payment.

(7)	The pension amounts shown are the incremental annual lifetime pension amounts payable from age 65 (or at an earlier unreduced retirement age, depending on eligibility) to which an NEO would have been entitled had their employment terminated for the noted reason as of October 31, 2013. These amounts are in addition to the October 31, 2013 accrued and vested annual pension as described in note (3) on page 52.

The incremental payment on change of control reflects the effect of two years of additional credited service for all NEOs.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

The present values at October 31, 2013 of the incremental annual pension amounts shown above, payable on termination without cause or change of control, are as follows:

Name	Termination Without Cause ($)	Change of Control ($)
Gerry McCaughey	1,379,000	1,379,000
Kevin Glass	—	504,000
Richard Nesbitt	—	79,000
David Williamson	—	330,000
Victor Dodig	—	251,000

55	CIBC PROXY CIRCULAR

Compensation Disclosure

The present values have been determined using the same actuarial assumptions used for determining the October 31, 2013 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the NEOs are assumed to commence their pension when first eligible at age 55 (or October 31, 2013 if later), subject to a reduction in pension for early commencement, as applicable.

(8)	In the event employment is terminated without cause, Mr. Glass, Mr. Nesbitt and Mr. Williamson are each entitled to a payment in lieu of notice equal to: one times the sum of annual base salary and the three-year average annual cash bonus award for Mr. Glass and two times the sum of annual base salary and the three-year average annual cash bonus award for Mr. Nesbitt and Mr. Williamson.

(9)	See summary of Change of Control contracts, “Severance Benefits” on page 54.

(10)	Unvested PSU and BVU awards continue to be eligible to vest and pay out over the normal schedule. Options continue to be eligible to meet time and, where applicable, performance-based vesting conditions over the severance period and expire at the end of the severance period except for Mr. McCaughey in certain circumstances, as disclosed under Mr. McCaughey’s employment contract on page 53. As previously disclosed, RSIP and RDSU awards held by Mr. McCaughey have met performance and time-based vesting conditions and are payable upon termination of employment or retirement. The value shown for Mr. Williamson represents unvested DSU awards which vest upon termination without cause and is based on the closing price of CIBC common shares of $88.70 on October 31, 2013. See page 45 for outstanding values of RSA, PSU and BVU awards, options and, for applicable NEOs, RSIP awards, RDSU awards and DSU awards, at October 31, 2013.

Additional disclosure under the Financial Stability Board and Basel Committee on Banking Supervision

The following tables provide disclosure under Standard 15 of the Financial Stability Board (FSB) Principles for Sound Compensation Practices Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” and “employees whose actions have a material impact on the risk exposure of the firm”, members of the SET and those employees who CIBC has determined have a “material role” based upon their responsibilities or compensation level, respectively.

An assessment of all “material roles” was conducted by CIBC in 2013 and it was concluded that, beginning in 2013, at CIBC this definition would include: Executive Vice-Presidents, Senior Vice-Presidents, the CIBC FirstCaribbean CEO, CFO and CRO, Wholesale Banking Management Committee, certain Managing Directors, Desk Heads and any Wholesale Banking employee whose incentive compensation is equal to or greater than a pre-determined threshold.

Prior to 2013, “material roles” included the roles noted above and also included: Vice-Presidents whose incentive compensation was above a pre-determined threshold, all of the direct reports to the CIBC FirstCaribbean CEO and all Wholesale Banking Managing Directors. The fiscal 2012 figures in the tables below have not been restated to reflect this revised assessment.

To preserve employee confidentiality, information regarding severance payments made to members of the SET and those employees in “material roles” is provided to the Office of the Superintendent of Financial Institutions on a confidential basis.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers which make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded

This table shows the amounts of remuneration awarded and the components of variable compensation for the 2013 and 2012 fiscal years. These awards may have been granted and received within the fiscal year or granted after the end of the fiscal year but for services within the fiscal year.

	2013		2012
($ unless otherwise noted)	SET	Material Roles	SET	Material Roles
Fixed-base salary	7,800,000	38,900,000	7,100,000	76,600,000
Variable compensation
– Cash	12,700,000	76,500,000	10,800,000	129,400,000
– Equity	19,000,000	59,300,000	17,900,000	92,300,000
– Share-linked	19,000,000	59,300,000	10,700,000	92,300,000
– Other	—	—	7,200,000	—
Total variable compensation	31,700,000	135,800,000	28,700,000	221,700,000
Total remuneration	39,500,000	174,700,000	35,800,000	298,300,000
Number of beneficiaries	10	144	9	329

CIBC PROXY CIRCULAR	56

Compensation Disclosure

Deferred compensation awarded and paid out

This table shows the amounts of deferred compensation awarded for the 2013 and 2012 fiscal years, as well as the amounts paid out in fiscal 2013 and fiscal 2012 under current plans, including stock option exercises.

	October 31, 2013		October 31, 2012
($)	SET	Material Roles	SET	Material Roles
Awarded for the fiscal year	19,000,000	60,600,000	17,900,000	94,500,000
Payouts in the fiscal year(1)	19,100,000	19,300,000	15,100,000	34,900,000

(1)	Included in fiscal 2013 are amounts paid in December 2012 relating to fiscal 2011 and previous years and included in fiscal 2012 are amounts paid in December 2011.

Outstanding deferred compensation

This table includes all forms of deferred compensation that remain outstanding and which had not expired at October 31, 2013. Deferred compensation includes current plans: stock options, RSAs, PSUs, DSUs and BVUs; as well as closed plans: RSIP units and RDSUs. Deferral periods are specified within the terms of the relevant plan and, in the case of closed plans and certain other limited circumstances, may extend until retirement or other termination of employment of the individual employee.

	October 31, 2013		October 31, 2012
($)	SET	Material Roles	SET	Material Roles
Vested	74,500,000	16,100,000	62,800,000	7,800,000
Unvested	71,300,000	182,000,000	51,800,000	278,100,000
Total	145,800,000	198,100,000	114,600,000	285,900,000

Implicit and explicit reductions

This table shows the value of outstanding deferred remuneration and retained remuneration awarded for the prior fiscal year (i.e., fiscal 2013 and 2012), as well as the value of the implicit reductions (such as changes in the value of CIBC common shares or share units) and explicit reductions (such as those arising from the application of misconduct or performance clawbacks) as at October 31, 2013.

	October 31, 2013		October 31, 2012
($)	SET	Material Roles	SET	Material Roles
Outstanding/Retained	32,900,000	121,500,000	30,700,000	246,600,000
Reductions	—	—	—	—
– Implicit	—	—	—	—
– Explicit	—	—	—	—

New sign-on payments

This table shows the cash and deferred incentive compensation awards granted in fiscal 2013 and fiscal 2012 for hiring purposes. Payouts in connection with such awards may have been made in whole or in part in fiscal 2013 or fiscal 2012 or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	October 31, 2013		October 31, 2012
	SET	Material Roles	SET	Material Roles
Total sign-ons ($)	—	6,300,000	—	6,800,000
Number of beneficiaries	—	6	—	16

Guarantees

This table shows the guaranteed incentive compensation awards granted in fiscal 2013 and fiscal 2012. Payouts in connection with such awards may have been made in whole or in part in fiscal 2013 or fiscal 2012 or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	October 31, 2013		October 31, 2012
	SET	Material Roles	SET	Material Roles
Total guarantees ($)	—	1,900,000	—	2,800,000
Number of beneficiaries	—	1	—	3

57	CIBC PROXY CIRCULAR

Compensation Disclosure

Non-GAAP Measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted results

Management assesses results on a reported basis and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

$ millions; for the year ended October 31	2013		2012
CIBC	Revenue	Net Income	Revenue	Net Income
Reported (GAAP)	12,783	3,400	12,549	3,339
Loss (gain) from structured credit run-off	(45)	84	(1)	15
Gain relating to an equity-accounted investment in our Wealth Management SBU			(37)	(35)
Hedge accounting loss on leveraged leases			28	16
Gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group			(36)	(19)
Gain on sale of CIBC Mellon Trust issuer services business			—	0
Loan losses in the exited U.S. leverage finance portfolio			4	32
Loss relating to change in valuation of collateralized derivatives to an overnight index swap (OIS) basis			33	24
Amortization of intangibles	2	19	—	25
Gain on the sale of our Hong Kong and Singapore-based private wealth management business	(22)	(16)
Impairment of an equity position associated with our exited U.S. leveraged finance portfolio	35	19
Loan losses in our exited European leveraged finance portfolio	—	15
Increase in collective allowance	—	28
Revision of estimated loss parameters on our unsecured lending portfolios	—	15
Restructuring charge relating to CIBC FirstCaribbean	—	37
Expenses relating to the development and marketing of our enhanced proprietary travel rewards program and to the proposed Aeroplan transactions with Aimia Canada Inc. and The Toronto-Dominion Bank in the first quarter of 2014	—	18
Adjusted (non-GAAP)	12,753		12,540
TEB adjustment	357	—	281	—
Adjusted, TEB (non-GAAP)	13,110	3,619	12,821	3,397

Retail and Business Banking
Reported (GAAP)	8,319	2,463	8,154	2,286
Amortization of intangibles	—	5	—	8
Revision of estimated loss parameters on our unsecured lending portfolios	—	15
Expenses relating to the development and marketing of our enhanced proprietary travel rewards program and to the proposed Aeroplan transactions with Aimia Canada Inc. and The Toronto-Dominion Bank in the first quarter of 2014	—	18
Adjusted (non-GAAP)	8,319	2,501	8,154	2,294

Wealth Management
Reported (GAAP)	1,803	388	1,674	339
Gain relating to an equity-accounted investment in our Wealth Management SBU			(37)	(35)
Amortization of intangibles	2	4	—	1
Adjusted (non-GAAP)	1,805	392	1,637	305

Wholesale Banking
Reported (GAAP)	2,261	716	2,060	613
Loss (gain) from structured credit run-off	(45)	84	(1)	15
Hedge accounting loss on leveraged leases			28	16
Gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group			(36)	(19)
Loan losses in the exited U.S. leverage finance portfolio			4	32
Loss relating to change in valuation of collateralized derivatives to an OIS basis			32	23
Impairment of an equity position associated with our exited U.S. leveraged finance portfolio	35	19
Loan losses in our exited European leveraged finance portfolio	—	15
Adjusted (non-GAAP)	2,251	834	2,087	680

CIBC PROXY CIRCULAR	58

Other Information

Indebtedness of Directors and Executive Officers

As of February 27, 2014, the date of this Circular, there was no outstanding indebtedness to CIBC (or its subsidiaries) incurred by directors, director nominees, and executive officers of CIBC (or its subsidiaries) and their associates, other than routine indebtedness(1) as defined under Canadian securities law. Loans to CIBC directors and executive officers are made on market terms or terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002.

The following table shows the aggregate indebtedness to CIBC or its subsidiaries incurred by current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount excludes routine indebtedness as defined by Canadian securities law.

Aggregate Indebtedness
Purpose	To CIBC or its Subsidiaries at January 31, 2014 ($)	To Another Entity
Securities Purchase	146,223	—
Other(2)	277,589,925	—

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)	Certain loans were made in U.S. dollars. These amounts have been converted to Canadian dollars based on the Bank of Canada’s January 2014 month-end spot rate of US$1.00 = C$1.1128.

Directors and Officers Liability Insurance

Effective November 1, 2013, CIBC purchased at its expense a Directors and Officers Liability Insurance Policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2014. There is no deductible. The annual premium for this policy is approximately $2.0 million.

Indemnification

Under the Bank Act and CIBC’s By-Law, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided (1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

During the fiscal year ended October 31, 2013, CIBC paid approximately $530,000 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, President and Chief Executive Officer; Thomas D. Woods, Senior Executive Vice-President and Vice-Chairman; Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer; and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., in connection with the defence of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

59	CIBC PROXY CIRCULAR

Other Information

Availability of Information

You may request a copy of the following documents, at no charge, from CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2:

•	CIBC’s Annual Information Form for the year ended October 31, 2013 along with copies of pages incorporated from CIBC’s 2013 Annual Report;

•	CIBC’s comparative annual financial statements for the year ended October 31, 2013 along with the accompanying auditors’ report and any subsequent interim financial statements CIBC has filed with securities regulators;

•	CIBC’s annual Management’s Discussion and Analysis (MD&A) for the year ended October 31, 2013 and any subsequent interim MD&A; and

•	this Management Proxy Circular.

These documents, as well as additional information relating to CIBC, are available at www.cibc.com and www.sedar.com. Financial information regarding CIBC is provided in its comparative financial statements and MD&A for fiscal 2013.

Minutes of Meeting and Voting Results

After the meeting we will post the following documents to CIBC’s website at www.cibc.com:

•	report on voting results; and

•	minutes of the meeting.

Voting results will also be filed on SEDAR at www.sedar.com.

Contacting CIBC’s Board of Directors

You may contact the Board, a Board committee, the Chair of the Board or any director by email to corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Directors’ approval

The Board has approved the contents and sending of this Circular to shareholders.

Michelle Caturay Vice-President, Corporate Secretary and Associate General Counsel

February 27, 2014

CIBC PROXY CIRCULAR	60

SCHEDULE A

Shareholder Proposals

Five proposals have been submitted to CIBC by the Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca, for consideration at the 2014 Annual Meeting of Shareholders. The proposals are presented in unedited form in accordance with the Bank Act (Canada).

In addition, NEI Investments and Mr. William Davis each filed the same proposal requesting that the Management Resources and Compensation Committee of CIBC’s Board provide a report to shareholders assessing the results and risks of basing senior executive compensation on horizontal comparisons with peer companies; discussing the potential to integrate vertical comparison metrics, such as average employee compensation at CIBC; and indicating whether CIBC planned to change its approach to setting compensation. In 2013 CIBC participated with other major Canadian banks in a study by Meridian Compensation Partners, LLC, an independent consultant, to understand the effect of horizontal benchmarking on executive pay and pay disparity and the potential for vertical comparisons. CIBC’s response to the findings is on page 33 of the Circular. On this basis, NEI Investments and Mr. Davis withdrew their proposals. We appreciate the thoughtful dialogue with NEI and Mr. Davis on this topic.

PROPOSAL NO. 1

Gradual phasing out of stock options as a form of compensation

It is proposed that the Bank undertake to gradually phase out stock options as a form of variable compensation for its senior executives.

MÉDAC has provided the following statement in support of their proposal:

As the Institute for Governance of Private and Public Organizations (“IGPPO”) stated in its study entitled Cutting the Gordian Knot of Executive Compensation, “it was a major mistake, and a source of many shenanigans, to make stock options a large component of executive compensation.”

The compensation of senior executives must rely on solid performance criteria over which the executives may have control and which foster the creation of long-term added value for the organization. Stock options as a form of compensation mainly seek to reward and motivate senior executives primarily by linking their performance to the performance of the entity’s shares.

Such a relationship is far from having been proven. For example, the results of an analysis carried out by Michel Magnan and Sylvie St-Onge show:

[TRANSLATION]

“that, between 1998 and 2008, 90% of changes in stock prices for the five major Canadian banks were attributable to characteristics of the banking sector, such as low interest rates and a favourable macroeconomic environment. In other words, during that decade, less than 10% of the differences in the market performance of these banks can be explained by factors specific to each bank, including the decisions and initiatives of the CEO in office, but also a slew of other factors, such as staff, clientele, location of business establishments or business ‘mix’.”1

[1]	http://www.igopp.org/IMG/pdf/rem._des_dir._StOnge-Magnan_a08.pdf (p. 26)

For this reason, stock options must gradually be phased out, which would also provide a means for minimally restoring our faith in the approach used by the Bank to compensate and motivate its senior executives.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to a pay for performance philosophy where compensation is used to attract and retain talented leaders and motivate them to create sustainable shareholder value without encouraging undue risk-taking.

Our Board and management continue to believe that stock options are a valuable and competitive compensation tool. Options represent one of the only compensation vehicles that allow a term of more than three years (ten years in our case) and enable CIBC to ensure that compensation payouts are aligned with the time horizon of risks, consistent with Financial Stability Board principles.

Our use of options is minimal, a maximum of 20% of deferred incentive compensation and 10% or less of total direct compensation. Our dilution and burn rates, as explained and described on page 49 of the Compensation Discussion and Analysis, are also well below best practice benchmarks.

CIBC’s deferred incentive compensation for the CEO and Senior Executive Team consists primarily of Performance Share Units which are linked directly to measurable and quantifiable objectives other than CIBC’s future share price performance. The future payout value of PSUs is tied to CIBC’s return on equity performance and total shareholder return performance, relative to CIBC’s peer group over the three year vesting period.

In summary, the Board and management will continue to maintain options as a small component of compensation and ensure that the structure of CIBC’s compensation program provides a strong link to CIBC performance and considers a range of financial measures.

1	CIBC SHAREHOLDER PROPOSALS

Shareholder proposals

PROPOSAL NO. 2

Paying their fair share of taxes

It is proposed that at its next annual meeting, the Bank disclose the steps it intends to take to comply with the OECD plan introduced on July 20, 2013 with respect to the failure by multinationals to pay their fair share of taxes.

MÉDAC has provided the following statement in support of their proposal:

When the Organisation for Economic Co-operation and Development (OECD) introduced its Action Plan on Base Erosion and Profit Shifting to the G20 finance ministers, its Secretary-General, Angel Gurria, stated:

“International tax rules, many of them dating from the 1920s, ensure that businesses don’t pay taxes in two countries – double taxation. This is laudable, but unfortunately these rules are now being abused to permit double non-taxation. The Action Plan aims to remedy this, so multinationals also pay their fair share of taxes.”

More specifically, in order to adequately manage the risk of a bad reputation which can result from another excessive tax avoidance strategy, we propose that the Bank inform its shareholders, customers and other stakeholders about its internal policy in light of the recommendations in the report, including the following recommendations:

•	“prevent treaty abuse” in order to avoid the phenomenon of “double non-taxation”: Does the Bank take advantage of such tax treaties and what impact do these have on the taxes payable by the Bank?

•

change the definition of “permanent establishment” so as to prevent subsidiaries from using methods to artificially avoid the permanent establishment status which requires them to pay taxes: Does this situation exist at the Bank and, if so, what measures does the Bank intend to take in order to pay the taxes it should be paying?

•

measures to “assure that transfer pricing outcomes are in line with value creation.” The aim is to prevent businesses from transferring income earned in high- or standard-tax environments to low-tax environments: Does the Bank use this tax strategy and, if so, what policy will it apply over the next few years?

As Gérard Bérubé stated in an article recently published in Le Devoir, businesses [TRANSLATION] “are limited only by their imagination. They can abuse methods such as transfer pricing or complex financial instruments (hedges and swaps). They can also use techniques allowing them to deduct losses not actually sustained, as well as accounting avoidance mechanisms to create ‘artificial’ losses or multiple deductions of the same loss.”

In short, we propose that, at the next annual meeting, the audit committee file a report addressing the steps the Bank agrees to take in order to comply with the OECD’s guidance.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

As a global public company, CIBC’s primary goal is to create consistent sustainable earnings for the long term while adhering to our risk appetite statement, controls and legal, regulatory, social and environmental responsibilities. CIBC complies with the requirements of tax, money laundering, and other laws of all of the countries within which it carries on business and follows strict procedures under its Global Reputation and Legal Risk Policy. CIBC also supports the need for all countries to develop laws and regulations that impede and prevent illegal activity. CIBC will continue to support the development of these laws including the OECD initiatives.

PROPOSAL NO. 3

Advisory vote on executive compensation: Responding to dissatisfaction

It is proposed that the Bank inform its shareholders and stakeholders about the steps it has taken following a significant vote against the executive compensation policy.

MÉDAC has provided the following statement in support of their proposal:

For the past three years, Canadian banks have consulted their shareholders on their executive compensation policy. The percentage of votes “against” has varied annually, reaching up to 15.07%, as was the case with the Royal Bank of Canada in 2011.

Like its competitors, the Bank has never provided feedback to its shareholders following a significant vote against its compensation policy.

This year, the percentage of votes against the compensation policy reached 3.43%, representing more than 7 million shares.

In order to provide feedback to the shareholders, we propose that, following any vote against the compensation policy exceeding 3%, the Board consult the compensation committee and then deliberate on the matter at a future meeting, and immediately publish on its website a press release stating how it intends to address the expectations expressed by shareholders at the annual meeting. We propose that, at the next annual meeting, the chair of the compensation committee present a verbal report about the steps the committee has taken in order to respond to these concerns.

We believe that 3% is a significant number, given that lawmakers have recognized this threshold as conferring on organizations such as ours the right to resubmit a proposal.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to an ongoing evaluation of our approach to executive compensation to ensure alignment with shareholders and best practices. Open lines of communication with stakeholders are an important part of our governance model.

CIBC SHAREHOLDER PROPOSALS	2

Shareholder proposals

While shareholder support for our advisory vote on executive pay has averaged 97% over the past three years, our Management Resources and Compensation Committee continues to review our executive compensation programs to ensure alignment with CIBC’s evolving strategy and feedback from our shareholders.

As described on page 30 of the Compensation Discussion and Analysis, the Board made several enhancements to CIBC’s executive compensation program in 2013 based on recommendations of our Management Resources and Compensation Committee. We believe these enhancements provide a strong framework for aligning pay with performance and motivating our executives to deliver long-term value to shareholders.

In summary, CIBC will continue to consider feedback in our ongoing evaluation of our approach to executive compensation in addition to continuously monitoring regulatory changes and developing best practice.

PROPOSAL NO. 4

Pension plans and transparency

It is proposed that the Bank adopt a more transparent communication style regarding the status of the pension plans it administers, by highlighting, in clear and plain language, the issues faced by those pension plans.

MÉDAC has provided the following statement in support of their proposal:

The debt associated with pension plans businesses are responsible for represents one of their most significant long-term debts. The status of these plans is presented in the notes to the financial statements (note 18). The accounting valuation of these plans must be based on “management’s best estimates” for each of the demographic and financial assumptions, including the discount rate for future benefit payments and the expected return on invested assets. These are complex assumptions to be grasped by shareholders who wish to understand the actual status of a business’ debt and their impact thereon.

We therefore ask that management prepare a summary of all the issues arising from the administration of the pension plans and indicate the steps it intends to take to address these issues. In particular, we would like shareholders to be informed about the process management followed in arriving at the assumptions on which financial disclosure is based and the impact of these assumptions on the financial statements.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC’s pension governance framework provides effective oversight and ensures prudent management of employee pension arrangements. An important objective of this governance framework is to provide shareholders and pension plan members with the information they need to understand the financial health and security of our plans.

CIBC’s Pension Plan Report is prepared annually and made available to all Plan members to ensure they have current information about the security and future of the Plan. The Report provides a comprehensive review of the Plan’s investment performance and financial health including an economic outlook and expected challenges for the years ahead.

Note 19 of the consolidated financial statements included in CIBC’s 2013 Annual Report provides the information we and the shareholders’ auditors believe is necessary to understand the financial position of our plans based on accounting standards. On page 138 of the Annual Report, we explain that CIBC’s pension plans have approximately $6.3 billion in assets and $6.0 billion in obligations at October 31, 2013, resulting in a $0.3 billion surplus. The funded status of CIBC’s plans has improved from a $0.3 billion deficit at October 31, 2012, primarily from strong investment returns and approximately $452 million of employer contributions made to the plans during 2013.

On pages 139 and 140 of the Annual Report, we describe the key assumptions we use to measure our pension plan obligations. These assumptions are developed by our pension consultant using prescribed accounting and actuarial methods, and are validated by our external auditors as part of their annual audit of CIBC’s financial statements. The expected return on assets assumption is based on CIBC’s investment policy which is reviewed and approved by the MRCC on an annual basis.

In summary, CIBC’s governance and disclosure of the information employees and shareholders need to know about our pension arrangements is strong. CIBC will continue to provide shareholders and plan members with the information they need while exploring new ways to enhance our disclosure.

PROPOSAL NO. 5

Feedback following the re-election of certain directors

Given that certain board members received a substantially higher number of abstentions than their colleagues, it is proposed that, at the next annual meeting, the board of directors present the steps it has taken in order to address the dissatisfaction expressed by the shareholders.

MÉDAC has provided the following statement in support of their proposal:

Over the past few years, several shareholders have expressed their dissatisfaction with respect to certain directors through a high percentage of abstentions. At the most recent annual meeting, over half of the directors received more than 5% of abstentions, with the percentage being even higher for three of them: John P. Manley (14.53%), L. Rahl (19.2%) and R.W. Tysoe (14.41%).

This level of dissatisfaction merits reflection and disclosure to the shareholders of the measures the board has taken in order to remedy the situation, given that these percentages represent between 10 million and 40 million outstanding shares.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

Shareholder support for CIBC’s individual directors over the last 10 years has been strong, averaging 96.6%. In 2013, as part of the Board stakeholder engagement plan, CIBC met with a broader group of proxy governance advisors to discuss CIBC’s governance practices and better understand their voting guidelines, voting recommendations and governance perspective. CIBC received helpful feedback from these stakeholders on the impact of other activities of certain board members, particularly on multiple audit committee service, which has resulted in enhanced disclosure of our Board practices in this year’s Circular and the introduction of a letter from CIBC’s Chair of the Board and Chair of the Corporate Governance Committee explaining our governance enhancements. See page 17 of the Circular for more information.

In summary, CIBC will continue to engage stakeholders on governance matters to ensure we maintain our leading practices and disclosure in this area.

3	CIBC SHAREHOLDER PROPOSALS

SCHEDULE B

Governance Letter to Shareholders

TO OUR FELLOW SHAREHOLDERS:

We are listening to you

We believe it is important that you, our shareholders, understand how the Board of Directors at CIBC fulfills its corporate governance oversight responsibilities and enhances the composition and operations of your Board.

The governance framework which guides the Board is described in CIBC’s Statement of Corporate Governance Practices that follows this letter. In this letter, we want to share our achievements during 2013, as well as our approach to emerging governance matters which you have told us are important to you.

Board composition

We were pleased to welcome two new directors to your Board in the past year: Kevin Kelly and Martine Turcotte. Mr. Kelly is a Corporate Director with almost 40 years of experience in wealth and asset management in Canada and the United States. Ms. Turcotte is Vice Chair, Quebec of BCE Inc. and Bell Canada, with more than 25 years of strategic, legal and regulatory experience in telecommunications in Canada.

These appointments deepen and diversify the Board from a business and regulatory perspective. As well, the addition of Ms. Turcotte is consistent with your Board’s commitment to promote gender diversity and brings the number of directors who are women to five, almost one third of the Board.

Enhanced engagement with our stakeholders

Maintaining an ongoing dialogue with our shareholders is a priority for your Board. It allows us to obtain valuable feedback from you on our governance practices while at the same time giving us the opportunity to explain our perspectives on governance. Our Chair of the Board had several meetings this past year with shareholders to discuss important governance issues like women on the Board, executive compensation, talent management, risk governance and the Board’s role in strategy.

In 2013, under the leadership of the Chair of our Corporate Governance Committee, we broadened the scope of our stakeholder engagement to proxy governance advisory firms. Through those meetings, we gained a better understanding of the firms’ governance perspective and voting recommendations. These discussions lead to enhanced disclosure in our 2014 Management Proxy Circular on page 17 and in our Statement of Corporate Governance Practices on page 5 to fully explain the factors the Corporate Governance Committee considered in assessing directors serving on multiple audit committees.

We welcome your feedback anytime. Remember, you can contact the Board, a Board committee, the Chair of the Board or a director by writing to us at corporate.secretary@cibc.com.

Thank you

On behalf of the Committee and the full Board of Directors, we want to thank you for your continued support. We hope you find our Statement of Corporate Governance Practices informative.

With regards,

Gary F. Colter	Charles Sirois
Chair, Corporate Governance Committee	Chair of the Board

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	1

Statement of Corporate Governance Practices

This statement of corporate governance practices describes the governance framework that guides CIBC’s Board and management in fulfilling their obligations to CIBC and its stakeholders. It was last reviewed and approved by the Board in February 2014.

3	Governance structure

3	Board composition

3	Board responsibilities

4	Director independence

5	Director nomination process

6	Director tenure

7	Annual performance evaluation of the Board

7	The Chief Executive Officer

7	The Chair of the Board

7	Board committees

8	Board access to independent advisors and management

8	Director orientation and continuing development

9	Director compensation

9	Compensation

9	Talent management

9	CIBC Code of Conduct and Code of Ethics for Directors

10	Corporate responsibility

10	Stakeholder engagement

CONTACTING CIBC’S BOARD OF DIRECTORS: You may contact the Board, a Board committee, the Chair of the Board or any director by email to corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

REQUESTING PAPER COPIES: Our Statement refers to material available on CIBC’s website. Shareholders may request printed copies of any of these materials by email to corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

2	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

1.	Governance structure

^	Board reviews and approves key governance documents every year:
•	Statement of Corporate Governance Practices
•	Board of Directors Independence Standards
•	Mandate of the Board of Directors
•	Mandate of the Chair of the Board
•	Mandates of the Board Committees
•	Mandate of a Committee Chair
•	Mandate of the President and Chief Executive Officer
•	CIBC Code of Conduct
•	Code of Ethics for Directors

^	Find them at www.cibc.com

At the foundation of CIBC’s governance structure are knowledgeable, independent and effective directors. Documenting clear roles and responsibilities for the Board and its committees assists the Board in supervising the management of CIBC’s business and affairs. This diagram provides a snapshot of how the Board interacts with management and CIBC’s stakeholders.

2.	Board composition

^	CIBC’s Board put forward 16 nominees for election at the 2014 Annual Meeting. 15 of the nominees are non-management directors

^	The experience and expertise of CIBC’s Board is on page 13 of the 2014 Management Proxy Circular (the Proxy Circular) which may be found at www.cibc.com

^	A brief biography of each nominee standing for election as a CIBC director starts on page 4 of the Proxy Circular

The composition of the Board and its committees is driven by legal requirements, the annual Board evaluation process and the strategic direction of CIBC.

Legal Requirements – The Board adheres to legal requirements on the qualifications, number, affiliation, residency and expertise of directors that are contained in the Bank Act (Canada), securities laws and stock exchanges on which CIBC shares are listed, as well as guidance on board composition issued by the Office of the Superintendent of Financial Institutions.

Board Size – The Corporate Governance Committee has determined that the optimal Board size for effective decision-making is 14 to 16 non-management directors. The parameters established by the Corporate Governance Committee are reviewed every year based on changes in legal requirements, best practices, skills and characteristics required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees.

Director skill set and competency matrix tool – The Corporate Governance Committee assesses the skill set of directors and reviews the composition of the Board and its committees every year using a competency matrix tool. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as leadership experience, functional capabilities, market knowledge, board experience and diversity. This matrix is reviewed annually by the Corporate Governance Committee and updated to reflect the Corporate Governance Committee’s assessment of the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Part of this review entails a self-assessment by each director of his or her skills and qualifications in each of the categories in the matrix. This self-assessment helps the Corporate Governance Committee identify gaps in the expertise of CIBC’s Board.

3.	Board responsibilities

^

The Board’s key responsibilities include oversight of and decision-making on: strategic planning, risk management, human resources and talent management, corporate governance, financial information, communications, board committees and director development and evaluation.

^	Find the Mandate of the Board of Directors at www.cibc.com and www.sedar.com

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management through the Chief Executive Officer (CEO) to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board oversees the development of CIBC’s strategic direction and priorities. Throughout the year, the Board reviews management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products, culminating in the Board’s review and approval of the strategic, financial and capital plans for the next fiscal year.

Risk management – With assistance from the Risk Management Committee and the Audit Committee, the Board approves CIBC’s risk appetite and reviews management reports on material risks associated with CIBC’s businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems.

Human resources management – With assistance from the Management Resources and Compensation Committee, the Board reviews CIBC’s approach to human resources, talent management, and the succession planning process for the CEO and key management positions. The Board also approves compensation decisions for the CEO and other key management positions considering business performance, including its risk-related aspects, and the extent to which management fosters a culture of integrity.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	3

Statement of Corporate Governance Practices

Corporate governance – With assistance from the Corporate Governance Committee, the Board reviews CIBC’s approach to corporate governance, director independence and codes of conduct for employees and directors.

Financial information – With assistance from the Audit Committee, the Board reviews CIBC’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – With assistance from the Corporate Governance Committee, the Board reviews CIBC’s overall communications strategy and the communication framework between the Board and its stakeholders.

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next scheduled Board meeting.

Director development and evaluation – Each director participates in CIBC’s director development program. With assistance from the Corporate Governance Committee, the Board engages in a process each year to evaluate Board performance and effectiveness to develop action plans that enhance its effectiveness.

4.	Director independence

^

The Chief Executive Officer must be a member of the Board under the Bank Act. All director nominees put forward for appointment at the 2014 Annual Meeting are independent except Gerry McCaughey, President and Chief Executive Officer of CIBC

^	The Chair of the Board is a non-management director and meets the Board’s independence standards

^	The Board reviews and approves director independence standards every year

^	Find Board of Directors Independence Standards at www.cibc.com

The Board believes that director independence is an important part of fulfilling its duty to supervise the management of CIBC’s business and affairs. The Board relies on regulatory requirements, best practices and good judgment to define independence. An important means of determining independence is through the application of the Board’s independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees also foster independence by:

•	reviewing board interlocks (where there is more than one CIBC director on the board of another public company);

•	retaining advisors to provide independent advice and counsel, as needed;

•	conducting regular in camera sessions of the Board and its committees without the CEO or any other member of management;

•	determining whether directors have a material interest in a transaction; and

•	appointing an independent non-executive Chair of the Board to oversee the operations and deliberations of the Board.

Independence standards

The Board’s independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the New York Stock Exchange corporate governance rules and the Canadian Securities Administrators’ director independence rules. The Board determines the independence of a director at least once a year when the Board approves director nominees for inclusion in CIBC’s Management Proxy Circular. The Board reviews director independence at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time.

All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. There are additional independence standards which members of the Audit Committee are required to satisfy under the U.S. Sarbanes-Oxley Act of 2002 and members of the Management Resources and Compensation Committee have voluntarily adopted under the New York Stock Exchange rules.

The Board bases its determination of independence primarily on the results of questionnaires completed by each director nominee.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence but the Board may decide otherwise for a specific director relationship depending on his or her circumstances. These immaterial relationships include routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards. An immaterial relationship also includes the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with the compensation policies and practices applicable to CIBC employees in comparable positions.

Board interlocks and outside board memberships

The Board does not limit the number of public companies on which a director sits. However, the Corporate Governance Committee verifies that a director continues to fulfill his or her obligations to CIBC’s Board and determines whether there are circumstances which would impair a director’s ability to exercise independent judgment by reviewing the number of other public company boards on which CIBC directors sit and the business relationship between CIBC and those companies.

4	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

The Board believes disclosing other public company board memberships and interlocking board memberships is important. See director biographies starting on page 4 of the Proxy Circular for the other public company boards and board committees of each Board member.

An “interlock” occurs when two or more Board members are also board members of another public company. The only interlocking board membership among CIBC’s directors is set out below.

Company	Director	Committee Membership
CAE Inc.	John P. Manley	Governance (Chair), Human Resources
	Katharine B. Stevenson	Audit (Chair)

The Corporate Governance Committee does not believe that this common board membership impacts the ability of these directors to act in the best interests of CIBC and does not impair their independence.

Service on other public company audit committees

Under the Audit Committee mandate, a member may not serve on the audit committee of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee. The Corporate Governance Committee believes that for a director with the time and energy to maintain the focus and commitment expected at CIBC’s Board and committee meetings, multiple audit committee service at public companies enhances a director’s breadth and depth of experience and overall performance, providing another means through which he or she can stay abreast of issues, trends and the regulatory environment.

Ronald W. Tysoe and Katharine B. Stevenson, members of CIBC’s Audit Committee, are each audit committee members of three other public companies.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance. The factors the Corporate Governance Committee considers include: the Chair of the Board’s peer review and the annual Board effectiveness evaluation, questionnaires completed by the directors each year to determine their financial literacy and qualifications to be designated as an audit committee financial expert, time demands on the director and the director’s background and related experience.

After reviewing the financial literacy, qualifications as an audit committee financial expert, related experience, regulatory requirements, time demands and scope of audit committee activities for each of Mr. Tysoe and Ms. Stevenson, the Board determined that the ability of each director to serve on CIBC’s Audit Committee is not impaired. For more information on the skills and experience of CIBC’s Audit Committee members, see the director biography section of the Proxy Circular and CIBC’s Annual Information Form. For more information on multiple audit committee service, see page 17 of the Proxy Circular.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to facilitate open and candid discussion among non-management directors. The CEO and other members of management are not present. The sessions are conducted by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

Conflicts of interest

To foster ethical and independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. Where a director or executive officer has an interest in a material transaction or agreement with CIBC, that is being considered by the Board or a Board committee, he or she discloses that interest, excuses himself or herself from the meeting while the Board or Board committee considers the transaction or agreement and does not vote on any resolution to approve that transaction or agreement.

Independent non-executive Chair of the Board

The Chair of the Board is a non-management director and meets the Board’s independence standards as well as the additional independence standards of the Audit Committee. The Chair’s independence fosters the Board’s independent decision-making.

5.	Director nomination process

^	No mandatory retirement age

^	Maximum period of Board service is about 15 years

^	Directors must offer to resign if they do not attend at least 75% of regularly scheduled meetings

The Corporate Governance Committee acts as the nominating committee. This means it recommends candidates for nomination to the Board. There are many considerations that factor into the Corporate Governance Committee’s nomination process, including the overall composition and diversity of the Board.

Term of a director

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. CIBC fosters Board renewal to create a balance between new perspectives and the experience of seasoned Board members through its Director Tenure Policy and approach to chair rotation. Under CIBC’s Director Tenure Policy, the maximum period a director may serve on the Board is 15 years, assuming the director is re-elected by the shareholders. The following chart shows time served on the Board by the nominees for election as directors at the 2014 Annual Meeting of Shareholders. The average tenure of the nominees is 7.4 years.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	5

Statement of Corporate Governance Practices

The Corporate Governance Committee has authority to recommend a director for re-election after the expiry of his or her maximum term if it is in the best interests of CIBC to do so. There is a transition schedule for directors who were elected at the 2004 Annual Meeting of Shareholders. At the request of the Board, Mr. Charles Sirois agreed to act as Chair of the Board for an additional one-year term.

Nominating a new director for election

The Corporate Governance Committee is responsible for recommending director candidates for election. Before making a recommendation on a new director candidate, the Chair of the Board and the Chair of the Corporate Governance Committee agree on the skills and characteristics of a prospective director candidate. The Corporate Governance Committee may retain a third party service provider to assist in identifying candidates that meet the specifications. Once a candidate or candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other board members meet with the candidate to discuss his or her background, skill set and ability to devote the time and commitment required to serve on CIBC’s Board. The Corporate Governance Committee assesses the candidate’s integrity and suitability by obtaining references, verifying his or her educational background, conducting a background check on the candidate and assessing any potential conflicts, independence concerns or disclosure issues the candidate might have. This process generally takes about one year.

Nominating an existing director for re-election

The Corporate Governance Committee is responsible for recommending director nominees to the Board. Before making a recommendation on an existing director, the Corporate Governance Committee reviews a number of factors identified in CIBC’s Director Tenure Policy, including the director’s:

•	continuing integrity and suitability;
•	capability to contribute effectively to the Board and its oversight responsibilities;
•	compliance with CIBC’s Code of Ethics for Directors;
•	attendance at regularly scheduled Board and committee meetings; and
•	length of service on the Board.

Meeting attendance record

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. A director is encouraged to attend all meetings of the Board and expected to attend at least 75% of the combined total of regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings which are called on short notice. During fiscal 2013 all directors attended 100% of regularly scheduled Board and committee meetings. In addition, at CIBC’s most recent annual meeting of shareholders all of the nominees standing for election as a director attended. See pages 4 through 12 of the Proxy Circular for more detailed information on meeting attendance.

Director candidates

CIBC maintains a list of potential director candidates. In addition, the Corporate Governance Committee has the authority to hire outside consultants to help identify suitable director candidates based on specifications approved by the Committee.

Former Chief Executive Officer

Under CIBC’s Director Tenure Policy, the CEO would not normally be re-elected as a director after ceasing to act as the CEO. However, the Corporate Governance Committee may recommend that he or she be elected as a director in special circumstances if in the best interests of CIBC.

6.	Director tenure

^	Resignation triggers for a director include:

- not receiving a majority of shareholder votes

- a material change in principal occupation

CIBC has a Director Tenure Policy to guide the Board and the Corporate Governance Committee on assessing the duration of a director’s tenure with the Board.

Maximum term

A director retires about 15 years after joining the Board. See “Term of a director” above for more detail.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances. These circumstances include, but are not limited to: no longer satisfying director qualification requirements under applicable law; a material change in employment; accepting a directorship with another financial institution or company in which there could be a material conflict of interest between that institution or company and CIBC; causing CIBC to incur an irrecoverable loss; or becoming aware that personal circumstances may have an adverse impact on the reputation of CIBC. The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

A director is required to tender his or her resignation if the director receives more withheld votes than for votes (“a majority withheld vote”) at any meeting where shareholders vote on the uncontested election of directors. An “uncontested election” means the number of director nominees for election is the same as the number of director positions on the Board. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, except in extenuating circumstances. The Board would decide whether or not to accept the resignation within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not take part in the decision-making process. If each member of the Corporate Governance Committee received a majority withheld vote at the same shareholder meeting, then the directors who satisfy the Board’s independence standards and did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. If the only directors who did not receive a majority withheld vote at the same shareholder meeting constitute seven or fewer directors, all directors will participate in the determination on whether to accept the resignations. If a resignation is accepted, the Board

6	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

may fill a vacancy in accordance with the Bank Act or reduce the size of the Board.

7.	Annual performance evaluation of the Board

^	Every year the Board does an evaluation of its performance

^	Directors participate in an annual peer review process

The Mandate of the Board of Directors requires the Board to evaluate and review the performance and effectiveness of the Board, its committees and its directors each year. The Board delegates this function to the Corporate Governance Committee. The Corporate Governance Committee retains an external advisor to assist in conducting this assessment. Using an external advisor preserves confidentiality, encourages candid feedback and fosters objectivity in the performance evaluation process. The evaluation addresses performance and effectiveness of the Board, each Board committee, the CEO and individual directors.

The evaluation is based on confidential feedback obtained from 1) individual one-on-one interviews between each director and the Chair of the Board to discuss the director’s performance, development and peer feedback; 2) a survey completed by each director; and 3) a survey completed by senior executives on the performance of committees they support. The surveys ask questions about what was done well, what could be done better and cover Board and committee structure and composition, Board leadership, the Board’s relationship with the CEO, management succession planning, strategic planning, risk management, operational performance and Board processes and effectiveness. The Chair of the Corporate Governance Committee provides director feedback to the Chair of the Board on his or her performance. In addition, the Chair of the Board uses peer feedback as a tool for reviewing individual performance and identifying opportunities for individual director development. The evaluation process helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. The Corporate Governance Committee monitors progress against these plans.

8.	The Chief Executive Officer

^	Board reviews and approves the Mandate of the Chief Executive Officer every year

^	Find the mandate at www.cibc.com

The primary functions of the CEO are to lead the management of CIBC’s business and affairs and to lead the implementation of Board resolutions and policies. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategy, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning and effective communication with shareholders, clients, employees and regulators.

9.	The Chair of the Board

^	Board reviews and approves the Mandate of the Chair of the Board every year

^	Find the mandate at www.cibc.com

The primary functions of the Chair of the Board are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chair of the Board sets out the Chair’s key accountabilities and responsibilities, which include setting Board meeting agendas, chairing Board and shareholder meetings, leading director development, providing input on the integrity and suitability of potential director candidates, leading the Board in overseeing the development of CIBC’s strategic direction, process, plan, priorities and benchmarks, providing Board feedback to the CEO and communicating with shareholders, regulators and other stakeholders.

10.	Board committees

^	Board has four standing committees

^	For more information regarding each committee’s fiscal 2013 achievements, please see the Proxy Circular

^	Each committee reports on its work to the Board after the committee’s meeting

^	Find the mandate of each committee and the Mandate of a Committee Chair at www.cibc.com

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and key management members, such as the Chief Financial Officer (CFO), the Chief Auditor, the Chief Compliance Officer and the General Counsel. All committee members are independent and each member is an “audit committee financial expert” under the U.S. Securities and Exchange Commission rules.

The Management Resources and Compensation Committee is responsible for assisting the Board in providing strategic oversight of CIBC’s human capital, including organization effectiveness, leadership development, succession planning, talent management and the alignment of bank-wide compensation with CIBC’s strategy and risk appetite. The Management Resources and Compensation Committee reviews and approves CIBC’s compensation philosophy, methodology and governance practices, in addition to fulfilling certain duties relating to CIBC’s pension funds and overseeing the preparation of the Compensation Discussion and Analysis in CIBC’s Management Proxy Circular. The Management Resources and Compensation Committee reviews and recommends for Board approval annual incentive compensation funding, employment arrangements, performance objectives, performance evaluation,

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	7

Statement of Corporate Governance Practices

compensation, and succession plans for the CEO and other key management positions. All committee members are independent.

The Corporate Governance Committee is responsible for assisting the Board in its corporate governance oversight responsibilities and acting as the conduct review committee of CIBC and certain federally regulated subsidiaries under applicable law. The Corporate Governance Committee oversees CIBC’s governance framework, activity and disclosure; the composition and performance of the Board and its committees; the succession planning process for the Chair of the Board; compliance with the CIBC Code of Conduct for employees and contingent workers and the Code of Ethics for Directors; certain policies that impact reputation risk and shareholder proposals. All committee members are independent.

The Risk Management Committee is responsible for assisting the Board in defining CIBC’s risk appetite and ensuring alignment of strategic plans with risk appetite. The Risk Management Committee is also responsible for overseeing CIBC’s risk profile and performance against risk appetite, including overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks. The Risk Management Committee has specific responsibilities on credit, market, investment, operational, reputation and legal, insurance, balance sheet and liquidity risks; credit and investment delegation; and the design and effectiveness of CIBC’s independent risk management organization. The Risk Management Committee also reviews risk-related aspects of compensation decisions in a joint meeting with the Management Resources and Compensation Committee. All committee members are independent.

The Board appoints a chair for each committee. The term of a committee chair is about five years. A chair has responsibility for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual work plan and providing the Board with reports of the committee’s key activities. In determining appropriate membership on committees, the Board tries to strike a balance between having members with the right experience and expertise on the committee and rotating membership to bring in new ideas and insights.

11.	Board access to independent advisors and management

^

The Management Resources and Compensation Committee has retained an independent compensation advisor that reports directly to the committee, acts only on instructions provided or approved by the committee chair and does not perform work on any other CIBC mandate

^	The Audit Committee and Risk Management Committee retain a third party periodically to review the effectiveness of oversight functions such as Internal Audit, Finance, Compliance and Risk Management

To assist the Board, the Chair of the Board and the Board committees in satisfying their responsibilities and to foster their independence, the Board, the Chair of the Board and the Board committees have authority to retain and terminate independent advisors and to set and pay the compensation of those advisors without consulting or obtaining approval of management. Prior to engaging an external advisor the Board or committee must consider certain factors which may impact the advisor’s independence. The Board, the Chair of the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

12.	Director orientation and continuing development

^

During fiscal 2013, director development focused on increasing director knowledge and understanding about accounting changes, strategic themes, risk management, compensation, pension strategy, regulatory governance and the economic environment

^	The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations

^	For more information regarding each committee’s director development during fiscal 2013, please see the Proxy Circular

CIBC’s Ongoing Director Development program fosters the continuous education of Board members. The program has two components: 1) New Director Orientation to assist new directors in becoming fully engaged as quickly as possible; and 2) Ongoing Director Development to assist directors in understanding new and emerging governance practices and regulatory developments relevant to the director’s specific Board or committee responsibilities. Approximately 10% of agenda time was dedicated to director development during fiscal 2013.

New director orientation

The New Director Orientation program comprises written materials and scheduled orientation events. CIBC’s Directors’ Manual reviews the Board’s policies and procedures; CIBC’s By-Law and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO, members of management and representatives from CIBC’s Compliance Department and Corporate Secretary’s Division. The chair of a Board committee arranges an orientation session for any new director who joins the committee. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for a current Board member to act as mentor to a new director.

Ongoing director development and information needs

Ongoing director development comprises a combination of external course offerings; written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chair of the Board is responsible for coordinating continuous education programs at the Board level and directors are encouraged to participate in external course offerings, which are paid for by CIBC. Each Board committee chair is responsible for the continuous education of committee members.

The Corporate Governance Committee provides oversight of Board reporting requirements to ensure that management’s reports to the Board are succinct while providing sufficient information to allow directors to make informed decisions.

8	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

13.	Director compensation

^	A director is expected to acquire CIBC common shares and/or deferred share units having a value of not less than $600,000 within five years of becoming a director

^	For more information regarding compensation paid to each director during fiscal 2013, please see the Proxy Circular

The Corporate Governance Committee reviews director compensation annually to assess whether it aligns with CIBC’s strategic imperative to deliver consistent and sustainable earnings, fosters prudent decision-making, and is competitive with director compensation programs and levels among Canadian financial institutions. The Corporate Governance Committee recommends changes in director compensation to the Board for approval when considered appropriate or necessary to: align with these objectives and recognize the workload, time commitment and responsibility of Board and committee members. The Corporate Governance Committee may retain an independent external consultant to provide data and advice to that committee on its director compensation policy and practices.

14.	Compensation

^	Balanced scorecard approach for evaluating business and individual performance, with a focus on enhancing CIBC’s value over time, and discouraging undue risk-taking

^	CIBC’s compensation plans and governance practices align with the Financial Stability Board’s principles and standards, including:

•	Management Resources and Compensation Committee accountability for incentive compensation for all employees, not just senior officers;
•	the implications of risk-taking are evaluated throughout the compensation decision-making process;
•	higher proportion of deferred compensation for individuals with potential to create significant risk for CIBC; and
•	compensation clawback mechanism for misconduct and significant unexpected losses

^	For more information regarding executive compensation, please see the Proxy Circular

The Management Resources and Compensation Committee uses a balanced scorecard that considers financial performance, execution of CIBC’s risk appetite strategy, impact of control matters, and key client and other relevant metrics when determining incentive compensation. In addition, for those positions under its purview, the Management Resources and Compensation Committee reviews individual performance against scorecard goals approved by the committee and focused on strategy execution, when evaluating the appropriateness of individual compensation. The Management Resources and Compensation Committee, with input from the Chief Financial Officer, Chief Risk Officer and the Risk Management Committee, reviews and recommends for Board approval, aggregate incentive compensation funding for CIBC and the allocations to its strategic business units and key lines of business taking into consideration the sustainability of earnings and adherence to CIBC’s policy, risk management and control framework. The Management Resources and Compensation Committee also recommends for Board approval the related individual Total Direct Compensation amounts for the CEO, senior executives reporting to the CEO and other key officers, and approves compensation for any individual whose Total Direct Compensation is above a certain materiality threshold.

15.	Talent management

^	Each year the Management Resources and Compensation Committee and Board review succession plans for all members of the Senior Executive Team, including for the Chief Executive Officer

CIBC is committed to developing employees at all levels of the organization and ensuring that the diversity of our workforce reflects the markets where we do business.

The mandates of the Board and its committees outline responsibility for oversight of talent management enterprise-wide and succession planning for the CEO, CFO and other key management positions.

The Management Resources and Compensation Committee regularly reviews CIBC’s talent management strategy and has a continuous focus on integrating CIBC’s talent and business strategies. In addition to succession planning, this includes overseeing broad-based leadership development initiatives across all levels of the organization, specific development plans for high potential employees and succession candidates in key leadership roles as well as monitoring performance against key employee metrics.

Succession planning is reviewed by different committees. The Management Resources and Compensation Committee reviews the succession plans of the CEO, CFO and a number of positions identified as critical roles; the Audit Committee reviews the succession plans of the CFO, the Chief Auditor and the Chief Compliance Officer; and the Risk Management Committee reviews the succession plan of the Chief Risk Officer.

The CEO reviews emergency and long-term succession candidates for key management positions with the Board and the Management Resources and Compensation Committee at least once a year.

16.	CIBC Code of Conduct and Code of Ethics for Directors

^	Every year employees certify they are familiar with the Code of Conduct and adhere to it

^	Directors make the same certification on the Code of Ethics for Directors

^	Board reviews and approves each code every year

^	Find the CIBC Code of Conduct for employees and contingent workers and Code of Ethics for Directors at www.cibc.com and www.sedar.com

CIBC is committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct applies to contingent workers and employees working either full-time or part-time for CIBC or its wholly-owned subsidiaries. The Code

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	9

Statement of Corporate Governance Practices

of Ethics for Directors applies to all members of the Board. These codes establish the standards that govern the way employees and directors deal with each other, CIBC’s shareholders, clients, suppliers, competitors and communities. The codes address general conduct, conflicts of interest, information management, protection of CIBC’s assets and internal and regulatory investigations. When a new director or employee joins CIBC, he or she is required to review the code applicable to him or her and acknowledge in writing that he or she has reviewed it and agrees to abide by its terms. All directors and employees are required to review and attest to compliance with the applicable code annually.

Any changes to the codes are considered by the Board for approval. A waiver of the CIBC Code of Conduct for certain executive officers or the Code of Ethics for Directors may be granted only by the Board or the Audit Committee and must be promptly disclosed to CIBC’s shareholders.

17.	Corporate responsibility

^	Find the CIBC 2013 Corporate Responsibility Report and Public Accountability Statement at www.cibc.com

The Corporate Governance Committee and the Risk Management Committee have oversight accountabilities related to CIBC’s corporate responsibility and reputation. The Corporate Governance Committee reviews CIBC’s policies and procedures relating to CIBC’s reputation and efforts to conduct its business in an ethical and socially responsible manner. This review includes CIBC’s Code of Conduct for employees and contingent workers, Code of Ethics for Directors, client complaint processes, privacy matters and the Board’s stakeholder communication framework. The Risk Management Committee reviews and approves CIBC’s policies and procedures on the effective identification and control of a variety of risks. This review includes CIBC’s environmental policy and reputation risk policy relating to transactions.

18.	Stakeholder engagement

^	CIBC has practices in place that achieve substantially the same results as the Canadian Coalition for Good Governance’s “Model Shareholder Engagement and ‘Say on Pay’ Policy for Boards of Directors”

The Board believes it is important to understand the broad range of stakeholder perspectives. Feedback from stakeholders provides valuable input to the Board for enhancing CIBC’s governance practices. The Board engages with CIBC’s stakeholders through a variety of mechanisms, some of which are described below.

Disclosing material information to the market – The Board has approved a disclosure policy which reflects CIBC’s commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. Each year, the Corporate Governance Committee reviews how management administers the policy. The Board reviews and approves changes to the policy.

CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings release, as well as controls around CIBC’s disclosure and financial reporting.

Communication strategy – The Board reviews CIBC’s overall communication strategy each year to assess progress in furthering CIBC’s relationship with employees, clients, investors, the community and government. The Board has also developed a framework for Board communication with stakeholders. Under that framework, the Chair of the Board and senior officers meet regularly with shareholders, shareholder advocacy groups and other investment community stakeholders on a variety of governance topics, including risk governance, strategic oversight, talent management, executive compensation and emerging governance practices.

Confidential Ethics Hotline – The Audit Committee monitors CIBC’s whistleblowing program, which allows employees to raise concerns about accounting, internal controls or auditing matters at CIBC. While there are different ways to raise these concerns, CIBC’s Ethics Hotline allows employees to do so anonymously and confidentially. Employees may also report concerns about fraud, integrity issues, ethics concerns, or violations of CIBC’s Code of Conduct through the Ethics Hotline.

Annual Meeting – CIBC’s annual meeting of shareholders is held at different locations across Canada so that directors and management may meet shareholders directly. The meeting is conducted as a live webcast, enabling all shareholders to participate.

‘Say on Pay’ – Shareholders have the opportunity to vote for or against CIBC’s approach to executive compensation described in CIBC’s Management Proxy Circular. Although the vote is not binding on the Board, the Management Resources and Compensation Committee considers the outcome of this vote as part of its ongoing review of executive compensation.

Hearing from shareholders – CIBC’s Investor Relations website at www.cibc.com provides all stakeholders with helpful information, such as quarterly facts sheets on CIBC’s financial performance, valuation metrics and achievements. CIBC’s Investor Relations department welcomes dialogue with investors and potential investors, responding to queries in a timely manner. In addition, the Board welcomes shareholder feedback and shareholders may contact the Board, a Board committee, the Chair of the Board or a director as set out on page 2 under “Contacting CIBC’s Board of Directors”.

10	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

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